5/17



05008919

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



Follow-Up Materials

REGISTRANT'S NAME OJSC North-West Telecom

*CURRENT ADDRESS 14/26, ul. Gorokhovaya
(26, ul. Bolshaya Morskaya)
St. Petersburg, 191186 Russia

**FORMER NAME Open Joint Stock Co. Petersburg Telephone Network

**NEW ADDRESS ______

FILE NO. 82- 5197 FISCAL YEAR 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE: 6/14/05

PROCESSED
JUN 14 2005



THOMSON FINANCIAL



СЕВЕРО-ЗАПАДНЫЙ ТелекоМ

PRELIMINARY APPROVED
by the Board of Directors of OJSC North-West Telecom
Minutes No _____ of ___________2004

Chairperson of the Board of Directors

____
V.N. Yashin

APPROVED
by the Annual general meeting of the shareholders of OJSC North-West Telecom
Minutes No _____ of ___________2004

Chairperson of the general meeting of the shareholders

____

ANNUAL REPORT
of OJSC North-West Telecom
for 2003

General Manager S.I. Kuznetsov

Chief Accountant M.M. Semchenko

I. INFORMATION ON THE COMPANY

1.1. Full Official Name.

Full name - Open Joint-Stock Company North-West Telecom
OJSC North-West Telecom
Abbreviated name – OJSC NWT
OJSC N. W. Telecom

1.2. Place of Business.

14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186

1.3. Date of State Registration and Registration No.

Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381.
Certificate of State Registration No. 2717

1.4. Authorized Capital and Securities of the Company

Authorized capital is ***937,940,010 roubles***

Floated and Stated Stock of the Company
(as of 31.12.2003)

Categories (types) of the stock	Number (pcs.)	Face value (roubles)
I. Floated stock:		
Common shares	**735 917 222**	**1 rouble**
Preferred A type shares	**202 022 788**	
II. Stated stock:		
Common shares	**36 517**	**1 rouble**
Preferred A type shares	**64 605**	

STOCK CAPITAL STRUCTURE

Distribution of Common Shares among the Shareholders of OJSC North-West Telecom as of 31st December 2003


41 297 190
5,6%
50,8%
43,4%
374 172 243
320 447 789
individuals
legal entities
OJSC Svyazinvest

Distribution of Preferred Shares among the Shareholders of OJSC North-West Telecom as of 31st December 2003


44,2%
112 771 793
individuals
legal entities


Distribution of shares among
the Shareholders of OJSC North-West Telecom
(% of the Authorized Capital) as of 31.12.03
374 172 243
39,9%
13,9%
130 548 185
46,2%
433 219 582
individuals
legal entities
OJSC Svyazinvest

INFORMATION ON THE TRADING VENUES FOR TRADING IN SHARES OF THE COMPANY

Trading venues	**TICKER TAPES**		**Start of trading (common stock / preferred stock)**
	Common shares	**Preferred shares**	
Russian Trading System (RTS)	SPTL	SPTLP	September 1, 1995 / January 23, 1997
Moscow Interbank Currency Exchange	SPTL	SPTLP	March 31, 2000 / March 31, 2000
St. Petersburg Stock Exchange	SPTL	SPTLP	September 16, 1996 / September 16, 1996
St. Petersburg Currency Exchange	SZTel	SZTel-P	September 16, 1996 / September 16, 1996
NASDAQ (Non Bulletin Board ADRs)	NWTEY		September 4, 2001

PARAMETERS OF THE COMPANY'S BONDS ISSUES

Parameters	**1st issue**	**2nd issue**
State registration No:	4-01-00119-A	4-02-00119-A
Volume of issue by par value, million roubles	300	1500
Number of bonds, thousand pcs.	300	1500
Circulation period, year	2	4
Floatation method	public subscription	
Redemption date	09.04.2004	08.10.2006 - 30 % of the face value
		08.03.2007 - 30 % of the face value
		08.10.2007 - 40% of the face value
Coupon rate	1st coupon – 20% per annum	1st – 4th coupon -14.2% per annum
	2nd coupon –19% per annum	5th – 8th coupon –13.2% per annum
	3rd coupon –18% per annum	9th – 16th coupon – the Coupon Rate will be determined by the Board of Directors
	4th coupon - 16% per annum	
	5th coupon -16% per annum	

INFORMATION ON OWNERS OF THE BIGGEST BLOCKS OF SHARES
(over 1% of the authorized capital)

Party registered in the Register	Status	Common shares	Preferred shares	Shares, total	Share in authorised capital
OJSC Investment Communication Company	holder	374 172 243	0	374 172 243	39,89%
Brunswick UBS Warburg Nominees CJSC	nominal holder	139 809 692	35 490 242	124 299 934	18,69%
Depository Clearing Company CJSC	nominal holder	65 064 077	29 436 092	94 500 169	10,08%
ING BANK (EURASIA) CJSC	nominal holder	7 128 661	7 932 655	15 061 316	1,61%
Lindsell Enterprises Limited	holder	50 363 027	21 291 645	71 654 672	7,64%
Fractor Investments Limited"	holder	26 648 680	0	26 648 680	2,84%
CB J.P. Morgan Bank International (LLC)	nominal holder	14 059 123	430 000	14 489 123	1,54%
TOTAL:		677 245 503	94 580 634	771 826 137	82,29%

1.5. *Information on the ADR issue / (support of) ADR Programme development;*

Date of level 1 ADR programme registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank
ADR factor: 1 ADR = 50 common shares of OJSC NWT.
Number of ADR issued as of 31st December 2003: - 46,260.

1.6. *Information on the Credit Rating and* Corporate Management Rating of the Company

The international credit rating, the corporate management rating and the credit rating of OJSC NWT according to the national scale has been established by the international rating agency Standard and Poor's. As of 31st December 2003, the ratings were set at the following levels:

- international credit rating: B- / stable
- credit rating according to the national scale: ruBBB/ stable
- corporate management rating: 5,9

1.7. Information on the Company's Auditors

Ernst and Jang Vneshaudit Closed Joint-Stock Company
Place of business: *23 ul. Malaya Morskaya, St. Petersburg, 190000*
TIN: *7717025097*
Mailing address: *23 ul. Malaya Morskaya, St. Petersburg, 190000*
Tel: *(812) 103-7800* Fax: *(812) 103-7810*

Data on Auditor's license:
No. of license: *E003246*
Date of issue: *17.01.2003*
Period: till 17.01.2008
Authority issuing the license: *Ministry of Finance of the Russian Federation*

1.8. Information on the Company's register holder:

Registrator-Svyaz Closed Joint-Stock Company
Mailing address: ***15A, ul. Kalanchevskaya, POB 45, Moscow, 107078***
Tel: ***(812) 933-42*** Fax: ***(095) 933-42 -21***
e-mail: ***regsw@asvt.ru***

License:
No. of license: ***10-000-1-00258***
Date of issue: ***01.10.2002***
Period: ***without limitation of the period***
Authority issuing the license: ***Federal Commission for the Securities Market of RF***

Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

1.9. Data on the Company's Branches.

1.9.1. General

In 2003 documents were prepared on the affiliation of the Cherepovetselectrosvyaz Branch with the Vologdaelectrosvyaz Branch.

The organizational structure of the General Directorate was improved during 2003 as the functions distribution among the services was adjusted; on 11.12.03 the latest version of the organizational structure was approved.

By the decision of the Management Board dated 19.08.03 No. 291-03(26) the new structures of the Company's Branches were approved. By the decision of the Management Board dated 19.09.03 the amendments to the organization chart of the Vologdaelectrosvyaz Branch on establishing a Cherepovets United Communication Centre within the Vologdaelectrosvyaz Branch were approved.

1.9.2. Company's Branches

Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom
45, Troitsky prospekt, Arkhangelsk, Russia, 163061
Tel: (8182) 21-15-30 Fax: (8182) 65-40-96, e-mail: info@artelecom.ru
Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom
82-a, ul. Lenina, Murmansk, Russia, 183038
Tel: (8152) 48-51-71 Fax: (8152) 45-00-45, e-mail: mels@ mels.ru
Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom
2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001
Tel: (8162) 18-26-30 Fax: (8162) 13-19-15, e-mail: general@ao.telecom.nov.ru
Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom
24, ul. B. Morskaya, St. Petersburg, Russia, 191186
Tel: (812) 314-15-50, 315-41-50, fax: (812) 110-68-34, e-mail: office@ptn.ru
Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom
29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia
Tel: (8202) 51-90-94 Fax: (8202) 51-91-27, e-mail: chief@ex.tchercom.ru
Since 01.01.04 - Cherepovets united centre for communications of Electrosvyaz of Vologda oblast Branch of the Open Joint-Stock Company North-West Telecom
Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom
4, Sovetsky pr., Vologda, Russia, 160035
Tel: (8172) 72-00-14 Fax: (8172) 72-61-23, e-mail: 32eu@vologda.ru
Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom
24, ul. Bolnichnaya, Kaliningrad, 236040, Russia
Tel: (812) 21-42-14 Fax: (0112) 45-15-52, e-mail: secretar@b24.baltnet.ru
Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West Telecom
5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000
Tel: (8142) 76-51-11 Fax: (8142) 76-61-44, e-mail: ao@com.onego.ru
Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom
51, Oktyabrsky pr., Pskov, Russia, 180000
Tel: (8112) 16-54-81 Fax: (8112) 16-97-35, e-mail: duep@ellink.ru

Open Joint-Stock Company North-West Telecom

Organization Chart


General Meeting of the Shareholders
Board of Directors
Committee for Corporate Managemet
Committee for Corporate Financing and Investment
Committee Reporting and Remuneration
Budgetary Committee
General Manager
Management Board
General Directorate
Coordination Board
Artelecom of Arkhangelsk Oblast
Electrosvyaz of Vologda Oblast
Electrosvyaz of Kaliningrad Oblast
Electrosvyaz of the Republic of Karelia
Murmanelectrosvyaz
Novgorod telecom
St. Petersburg Telephone Networks
Electrosvyaz of Pskov oblast
Cherepovetselectrosvyaz (before 31.12.03)

Information on the Company's contact telephones, fax No., e-mail and Internet address.

Tel: (812)315-47-06, fax (812)110-62-77
e-mail: office@nwtelecom.ru <mailto:office@nwtelecom.ru>
Internet address: www.nwtelecom.ru

II. KEY CORPORATE EVENTS OF THE YEAR 2003

February 14, 2003 An Extraordinary Joint Meeting of the Company's Shareholders with their attendance was held.

25th February – 1st March 2003 A display of the Company was shown at the 10th international specialized exhibition of communication and telecommunication systems Norwecom-2003.

4th March 2003 The accounts and reports of the Company for the years 1999 - 2001 prepared according to the international standards were disclosed.

28th March 2003 The international rating agency Standard & Poor's gave the Company the long-term credit rating B-. The "Stable" forecast.

At the same time, Standard & Poor's improved the long-term credit rating of the Company according to the Russian scale and the rating of its priority unsecured bonds worth of 300,000,000 roubles from ruBB and ruBBB. The "Stable" forecast.

7th – 9th April 2003 Exhibits of the Company were presented at the visiting All-Russia exhibition *300th* Anniversary of St. Petersburg: Russia Open to the World.

10th April 2003 The Company paid the third coupon under documentary interest-bearing bonds payable to bearer (state registration No. 4-01-00119-A).

21st – 22nd April 2003 The Company took part in the international congress *Trust and Safety in the Information Society.*

12th May 2003 The International Finance Corporation (IFC) approved OJSC North-West Telecom as the pilot enterprise of the project Corporate Management in Russia.

10thJune 2003

The Board of Directors of the Company took a decision on floating the second bonded loan worth of 1.5 billion roubles.

23rd June 2003

The Annual General Meeting of the Shareholders of the Company was held and approved the results of the Company's operation for the year 2002.

5th August 2003 The international rating agency Standard and Poor's gave the second issue of the Company's bonds (1.5 billion roubles) the credit rating ruBBB according to the Russian scale.

15th August 2003 Start of dividend payment for the year 2002.

2nd September 2003 The international rating agency Standard and Poor's gave a corporate management rating of 5.9 to the Company.

8th September 2003 The results of the Company's operation for the year 2002 were disclosed according to the International Accounting Standards (IAS).

9th –13th September 2003 The Company participated in the International Exhibition Infocommunications of Russia – the 21st Century.

9th September 2003 The Federal Commission for the Securities Market of Russia took a decision on uniting the issues of common and preferred shares of OJSC North-West Telecom and on assigning unified state registration numbers to them.

1st October 2003 A presentation of the second bonded loan of the Company (1.5 billion roubles) was held.

8th October 2003 The second issue of Company's bonds (1.5 billion roubles) was floated at the Moscow Interbank Currency Exchange.

8th October 2003 The Company paid the fourth coupon under documentary interest-bearing bonds of the first issue ahead of schedule.

12th - 18th October 2003 The Company participated in the world forum exhibition Telecom World 2003.

13th November 2003 The Company participated in the regional conference Electronic Russia to People, Business and Society that was held in the framework of implementing the Federal Target Programme Electronic Russia (2002 – 2010).

14th November 2003 The Federal Commission for the Securities Market of Russia registered the report on the results of the issue of documentary interest-bearing non-convertible bonds of the Company payable to bearer, with obligatory centralized care, series 02.
25th November 2003 The Company took part in the second annual conference exhibition Tools of the Financial Market for the Development of an Enterprise: Actual Experience and Problems. Northwestern Federal District.
2nd December 2003 The documentary interest-bearing bonds of OJSC North-West Telecom payable to bearer, with obligatory centralized care, series 02, were admitted to circulation at the Moscow Interbank Currency Exchange.
18th December 2003 The international corporation Dun & Bradstreet gave the Company a credit rating 5A2 according to the results of the year 2002.

III. POSITION OF THE COMPANY IN THE INDUSTRY

The Russian market of telecommunications is one of the most promising among all communication markets of the world. In 2003 the volume of Russia's market of telecommunications amounted to 387.4 billion roubles (approximately $12.9 billion), which is 41.8% higher than the figure of the previous year. 40% of the income was ensured by traditional operators, while 60% by alternative operators. In this year the share of communication is about 3.4% of the GDP, having increased from 2.3% in 2002. By this indicator, Russia is gradually approaching the East-European countries, where it is higher than 4% on the average. At the moment, the telecommunications industry of Russia is one of the most rapidly developing industries in the world.

BASIC FIGURES OF THE DEVELOPMENT OF THE INDUSTRY (On-Line Data)

Indicators	Unit of measurement	2002	2003	2003 / 2002, %
Investment in communication industry – total	billion roubles	65,4	98,0	149,8
including:				
domestic investment in fixed capital (in current prices)	billion roubles	52,5	78,7	150,0
Commissioning of fixed assets	billion roubles	47,2	63,7	135,0
Tariff income of the industry – total	billion roubles	273,0	387,6	141,9
including: Traditional operators	billion roubles	127,9	174,0	121,0
Alternative operators	billion roubles	145,0	232,4	159,9
Volume of the information technologies market	billion roubles	177,0	213,0	120,3
including: volume of information services market	billion roubles	34,6	41,5	119,9

INCOME FROM COMMUNICATION SERVICES

	2002 billion roubles	**2003 billion roubles**	**in % against 2002**
All operators			
Principal business income	273,2	387,6	141,9
including that from private customers:	118,3	183,3	154,9
Traditional operators			
Principal business income	127,9	174,0	136,0
including that from private customers:	64,8	83,7	129,0
Svyazinvest OJSC [1]			
Principal business income	98,1	145,0	147,8
including that from private customers:	53,7	70,1	130,5
Rostelecom OJSC [2]			
Receipts from sales	25,5	29,0	113,7
Including that from sales of communication services	25,0	27,4	109,6
Sale profit	7,7	9,03	117,0
Alternative operators			
Principal business income	145,3	232,4	159,9
including that from private customers:	103,0	164,8	160,0
by sub-industries (all operators)			
Electrosvyaz			
Principal business income	252,2	359,1	142,0
Mail and special communication			
Principal business income	21,0	28,0	133,0
including mail	20,0	26,0	130,0

[1] Data according to the official Accounts and Reports of Svyazinvest OJSC
[2] Data according to the official Accounts and Reports of Rostelecom OJSC

INCOME FROM COMMUNICATION SERVICES BY BRANCHES

Name of the branch	Income from communication services, million roubles		In % against 2002 (in actual prices of that moment)
	2002	2003	
Artelecom	982	1 247	127,03%
Electrosvyaz of Vologda Oblast	505	658	130,30%
Electrosvyaz of Kaliningrad Oblast	676	783	115,90%
Electrosvyaz of the Republic of Karelia	589	704	119,47%
Murmanelectrosvyaz	1 096	1 322	120,62%
Novgorodtelecom	458	537	117,25%
PTN	4 736	5 805	122,57%
Electrosvyaz of Pskov oblast	420	533	126,90%
Cherepovetselectrosvyaz	317	371	117,01%

The telecommunications market of the Northwestern Federal District is distinguished by a high degree of competition and intensive activities of alternative operators. A traditional indicator describing the demand for communication services is the telephone provision level per hundred of residents. The average telephone density for Europe is about 40 telephone sets, while in Russia this figure is 24 sets per hundred people; in the Northwestern Region it is 32 telephone sets. The North-Western region is one of well-developed telecommunication markets.


32
telephone density
23
22
20
19
18.5
13
NWT
Urals
Centre
Volga
UTC
Siberia
Dalsvyaz

At the moment, universal availability, a good quality of communication and a wide range of telecommunication services is the necessity for all users of communication services. The trend of Company's traditional telephony development is within the course of Western tendencies. OJSC North-West Telecom exerted its key efforts to retain the positions in the market of communication services and to expand a range of new services.

Share of OJSC North-West Telecom's market in the basic market segments as of 31st December 2003 (without cellular operators)



local telephone communication
76,85
23,15
long-distance and international telephone communication
91,35
8,65
data transmission and Internet services
12,64
87,36
0%
20%
40%
60%
80%
100%
OJSC North-West Telecom
Alternative operators

In the sector of local telephone communication services provided to the population OJSC North-West Telecom is holding the leading positions by physical volumes. In the regional branches the share of local communication services provided to the population is from 85 to 98%. As to the business sector, which is the most profitable today, the market share by physical volume in the regional branches in from 30% to 85 %.

Income from local communication will make, as before, the greatest share (43.5%) in OJSC North-West Telecom's structure of income. In accordance with the marketing strategy approved by the Board of Directors of the Company, the share of income from local communication services will be constantly decreasing with retained total volume of income in the absolute terms. It should be taken into account that a certain brief slow-down of the growth rate of income from local communication services may be caused by the introduction of the time-based billing system for local calls. However, this possible recession may be made up for in case of changes in the standards and laws, on the basis of which the rates are regulated.

The market share of OJSC North-West Telecom in the provision of long-distance and international fixed telephone communication services in the North-West is 91%. Income from long-distance and international communication in the structure of the Company's revenue is 37.5%. There has been an increase of the long-distance and international communication traffic by 10% as compared to the year 2002. In the years to come the growth of traffic (both long-distance and international) is expected to continue, with simultaneous reduction of the traffic growth rate by 1-2% per year. The fall in the traffic growth rate has been partially caused by the intensive activities of alternative operators (including mobile communication operators) and by the increased use of IP-telephony.

Popularity of the Russian segment of the Internet is also growing at a predictably high rate. The volume of services provided by Internet companies in the last year is estimated at $220 million (without taking into account the access services), which shows a 25% growth as compared to the year 2002. The market of Internet services is characterized by a high level of competition. Of the market segments where OJSC North-West Telecom is represented, it is the above segment that is developing most rapidly. The average annual growth of the number of clients has been 54% during the recent years (1999 – 2002). The growth of income in this segment has been different in the branches depending on the competitive situation in the market; for the Company on the whole it has been 58.8% as compared to the year 2002. The percentage of income from document telecommunication services (meaning, first of all, Internet) in the income structure of OJSC North-West Telecom is 3.5%. In 2003 OJSC North-West Telecom held the leading position by dial-up access in such branches as: Artelecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast, Cherepovetselectrosvyaz.

In the field of dedicated access to the Internet, the service both to the business sector and to wealthy sections of the population must be actively promoted. An increase in the demand for dedicated lines by 30-40% is forecasted in connection with the introduction of the time-based billing system for local telephone calls and stricter requirements for data transmission speed.

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and updating of the existing communication network and construction of new telecommunication networks for providing high technological level services – ISDN and xDSL. Besides, a project is being implemented to create a multiservice communication network that will facilitate the formation of a single information space of the region. All these projects serve the development of the business.

IV. PRIORITY AREAS OF THE COMPANY'S BUSINESS

4.1 Basic Areas of the Company's Development in the Introduction of New Services in the Field of Telematic Services and Data Transmission, Cellular Communication, Application of Technologies in the Construction of Multi-Service Networks (Data Transmission Networks) and Application of Subscriber Access Equipment.

Local Stationary Telephone Networks, Including City and Rural Networks

One of the most important tasks of the Company's development is to improve communication network digitalization. At the moment, renovation and updating of the telecommunication networks of OJSC North-West Telecom are under way. 236.901 thousand lines were commissioned in 2003, out of them 129.27 thousand lines having been allocated for replacement of analogue equipment. 224.099 thousand lines were commissioned on city telephone networks and 12.802 thousand lines on rural networks in 2003.

NUMBER OF TELEPHONE EXCHANGES, INSTALLED AND COMMISSIONED CAPACITY OF THE TELEPHONE EXCHANGES OF CITY AND RURAL TELEPHONE NETWORKS (AS OF 31st DECEMBER 2003)

Branch	Number of telephone exchanges		Installed capacity, thousand lines		Total commissioned capacity, thousand lines	
	City Telephone Networks	Rural Telephone Networks	City Telephone Networks	Rural Telephone Networks	City Telephone Networks	Rural Telephone Networks
Artelecom	109	458	307,242	61,956	292,568	53,906
Electrosvyaz of Vologda Oblast	47	396	162,716	52,090	151,997	44,644
Electrosvyaz of Kaliningrad Oblast	70	192	166,865	20,226	155,281	17,230
Electrosvyaz of the Republic of Karelia	81	196	184,871	30,040	174,781	27,017
Murmanelectrosvyaz	60	37	274,383	11,276	269,575	10,599
Novgorodtelecom	83	267	147,517	30,827	141,706	25,209
Electrosvyaz of Pskov oblast	57	343	112,931	40,038	108,967	32,526
Cherepovetselectrosvyaz	11	43	108,041	10,112	103,780	7,724
PTN	332	-	2026,230	-	1870,715	-
Total for OJSC NWT	850	1932	3490,796	256,565	3269,370	218,855

The level of digitalization on the local telephone network of OJSC North-West Telecom as of 31st December 2003 is 41.73% on the whole, that on city telephone networks is 43.93% and that on rural telephone networks is 11,73%.

Long-Distance and International Telephone Network

At the moment, 19 long-distance telephone exchanges operate in branches of OJSC North-West Telecom. The automatic long-distance telephone exchanges are connected to each other, to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

INSTALLED AND COMMISSIONED CAPACITY OF AUTOMATIC LONG-DISTANCE TELEPHONE EXCHANGES (as of 31.12.2003)

Branch	Installed capacity of automatic long-distance telephone exchanges, zone communication channels and lines	Commissioned capacity of automatic long-distance telephone exchanges, zone communication channels and lines
Artelecom	5160	4363
Electrosvyaz of Vologda Oblast	3420	2599
Electrosvyaz of Kaliningrad Oblast	(including 1842 – ARE-13)	3688 (including 1033 – ARE-13)
Electrosvyaz of the Republic of Karelia	2732	2516
Murmanelectrosvyaz	3870	3830
Novgorodtelecom	2216	2114
Electrosvyaz of Pskov oblast	3390	3160
Cherepovetselectrosvyaz	1307	836
PTN	(including 3909 – ARM-20)	19224 (including 2242 – ARM-20)
Total for OJSC NWT	(including 1842 – ARE-13, 3909 – ARM-20)	42330 (including 1033 – ARE-13, 2242 – ARM-20)

There are switching halls and two-frequency semiautomatic equipment for servicing of the non-automatic part of exchange at automatic long-distance telephone exchanges.

Wireless Networks

In the Artelecom branch of Arkhangelsk Oblast, a cellular mobile communication (SPS) network of the NMT-450 standard operates. As of the end of the year 2003 the network included 33 base stations installed in 22 settlements, and 1 mobile communication switching centre. The installed capacity of the switchboard is 9600 lines.

Trunking networks are organized on the basis of mobile radiotelephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations - BS - in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Kaliningrad, 2 BS in Novgorod and 2 BS in Vologda).

The personal radio call networks of the POCSAG standard are deployed on the basis of GM-300 (Motorola) equipment in the frequency band of 160 MHz (7 transmitters in Murmansk and Murmansk Oblast, and 4 transmitters in Veliky Novgorod and Novgorod Oblast). The number of personal broadcasting network subscribers is 1365.

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

COMPOSITION AND NUMBER OF WIRELESS COMMUNICATION NETWORK SUBSCRIBERS BY BRANCHES OF OJSC NORTH-WEST TELECOM (AS OF 31ST DECEMBER 2003)

Branch	Number of subscriber stations connected to the network, pcs.			
	cellular mobile communication (SPS) (NMT-450)	Trunking	Personal radio call	Subscriber radio access
Artelecom	6500	182	-	57
Electrosvyaz of Vologda Oblast	-	198	-	35
Electrosvyaz of Kaliningrad Oblast	-	209	-	-
Electrosvyaz of the Republic of Karelia	-	-	-	92
Murmanelectrosvyaz	-	-	684	275
Novgorodtelecom	-	211	681	398
Electrosvyaz of Pskov oblast	-	-	-	208
Cherepovetselectrosvyaz	-	-	-	20
PTN	-	1056	-	525
Total for OJSC NWT	6500	1856	1365	1610

Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC North-West Telecom, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

At the moment, the regional multiservice network of the Company is being developed. A segment of a multiservice network in St. Petersburg is operating on the basis of Alcatel's equipment (ATM/FR switchboards, DISLAM), fragments of a multiservice network in Arkhangelsk Oblast and Cherepovets are under construction and those in Murmansk Oblast and Novgorod Oblast are under design.

Wired Radio Networks

Wired radio networks are developed in compliance with the Programme of Wired Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Primary Networks

Local primary networks

Local primary networks of OJSC North-West Telecom include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nx of v.-fr. channels).

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central-office primary networks

In 2003 the length of the transmission lines increased by 343.10 km, including fibre-optic transmission lines – by 225.20 km, and digital radio-relay transmission lines by 117.9 km.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-4 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The digitalization level on central-office primary networks is 66%. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

The capacity of leased channels is more than 20% of the capacity of the central-office primary networks.

4.2. Rate Policy of the Company

In 2003 the rate policy of the Company was aimed at increasing the profitability level of all kinds of communication services provided and was pursued in the following areas:

- developing and presenting to the Ministry of Antimonopoly Policy and Support of Entrepreneurship (MAP) of Russia proposals on changing rates regulated by the state (basic communication services);
- developing the rates for the time-based billing system in compliance with the recommendations of MAP of Russia (local telephone communication services);
- developing the rates for the services that are not regulated by the state, including rates for newly introduced services of the Company.

As a result of interaction with MAP of Russia, presentation and grounding of the change of the rates for the services regulated by the state, an order of MAP of Russia No. 186 of 16.06.2003 was adopted approving the decision of the management board on increasing the rates for the services of providing local telephone connections (subscriber fee) with the subscriber payment system for all branches. The rates have been increased by 24.6 % on the average. Separation of corporate subscribers by the principle of financing sources has been terminated, rates for the population and organizations have been made closer to each other, as well as rates between branches situated in equal territorial conditions. At the same time, rates for access to local telephone networks have been retained at the previous level, except for the increased rates for corporate subscribers on rural telephone networks in the Artelecom branch and for all subscribers of urban telephone networks and rural telephone networks of the Novgorodtelecom branch.

In compliance with the rate policy of the Government of RF, at the same time, by the order of MAP of Russia No. 187 of 16.06.2003, the rates for long-distance telephone communication were somewhat reduced, first of all for remote rate zones. At the same time, separation of rates by categories of user organizations by the principle of financing sources has been terminated, and rates for branches having the same labour remuneration conditions, have been equalized. A unity of time spans of rates application has been achieved for all branches, as well as a unity of rate zones by distances in all branches of the Company.

In 2003 rates for telegraph communication services were increased in all branches, as these services remain unprofitable for the Company.

Key strategic tasks of OJSC North-West Telecom in the field of the rate policy, the solution of which has been started in 2003:

1. bringing the rates, stage-by-stage, to a level corresponding to the level of the solvent demand in the region;

2. bringing the rates to a level making it possible to plan and implement measures of network engineering development;
3. creating a flexible system of rates differentiated by groups of consumers and by the type of consumption of services provided;
4. developing and introducing rate mechanisms of prompt response to changes in the market situation.

BASIC RATE INDICATORS (as of 31.12.2003)

Artelecom of Arkhangelsk oblast

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	110	140	+27,3
	organizations funded from respective budgets	130	170	+30,8
	organizations that are not funded from respective budgets	170	170	0
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	110	140	+27,3
	organizations funded from respective budgets	130	170	+30,8
	organizations that are not funded from respective budgets	170	170	0
3	**Providing a long-distance telephone connection**	3,03	3,02	-0,33
4	**Inland telegram**	25,97	28,74	+10,7

* - the average income rate is indicated for services 3 and 4

The branch Electrosvyaz of Vologda Oblast

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	95	120	+26,3
	organizations funded from respective budgets	120	150	+25,0
	organizations that are not funded from respective budgets	120	150	+25,0
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	80	120	+50,0
	organizations funded from respective budgets	120	150	+25,0
	organizations that are not funded from respective budgets	120	150	+25,0
3	**Providing a long-distance telephone connection**	2,37	2,48	+4,6
4	**Inland telegram**	20,06	22,41	+11,7

* - the average income rate is indicated for services 3 and 4

The branch Electrosvyaz of Kaliningrad Oblast

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	90	120	+33,3
	organizations funded from respective budgets	155	170	+9,7
	organizations that are not funded from respective budgets	155	170	+9,7
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	90	120	+33,3
	organizations funded from respective budgets	155	170	+9,7
	organizations that are not funded from respective budgets	155	170	+9,7
3	**Providing a long-distance telephone connection**	2,71	2,15	-20,66
4	**Inland telegram**	17,26	17,79	+3,07

* - the average income rate is indicated for services 3 and 4

The branch Electrosvyaz of the Republic of Karelia

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	100	120	+20
	organizations funded from respective budgets	120	150	+25
	organizations that are not funded from respective budgets	120	150	+25
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	90	110	+22,2
	organizations funded from respective budgets	120	150	+25
	organizations that are not funded from respective budgets	120	150	+25
3	**Providing a long-distance telephone connection**	3,03	2,00	-33,99
4	**Inland telegram**	30,87	29,50	-4,4

* - the average income rate is indicated for services 3 and 4

The branch Murmanelectrosvyaz

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	120	140	+16,67
	organizations funded from respective budgets	170	195	+14,7
	organizations that are not funded from respective budgets	170	195	+14,7
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	110	130	+18,2
	organizations funded from respective budgets	170	195	+14,7
	organizations that are not funded from respective budgets	170	195	+14,7
3	**Providing a long-distance telephone connection**	3,18	3,06	-3,77
4	**Inland telegram**	27,59	40,40	+46,4

* - the average income rate is indicated for services 3 and 4

The branch Novgorodtelecom

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	95	120	+26,3
	organizations funded from respective budgets	130	160	+23,08
	organizations that are not funded from respective budgets	130	160	+23,08
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	95	120	+26,3
	organizations funded from respective budgets	130	160	+23,08
	organizations that are not funded from respective budgets	130	160	+23,08
3	**Providing a long-distance telephone connection**	3,07	2,36	-23,1
4	**Inland telegram**	26,64	21,38	-19,7

* - the average income rate is indicated for services 3 and 4

The branch Petersburg Telephone Network

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	100	130	+30
	organizations funded from respective budgets	170	195	+14,7
	organizations that are not funded from respective budgets	170	195	+14,7
2	**Providing a long-distance telephone connection**	2,43	2,68	+10,3
3	**Inland telegram**	27,54	29,71	+7,9

* - the average income rate is indicated for services 2 and 3

The branch Electrosvyaz of Pskov Oblast

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	90	120	+33,3
	organizations funded from respective budgets	140	160	+14,3
	organizations that are not funded from respective budgets	140	160	+14,3
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	90	120	+33,3
	organizations funded from respective budgets	140	160	+14,3
	organizations that are not funded from respective budgets	140	160	+14,3
3	**Providing a long-distance telephone connection**	3,07	2,32	-24,4
4	**Inland telegram**	26,64	23,89	-10,3

* - the average income rate is indicated for services 3 and 4

The branch Cherepovetselectrosvyaz (since 01.01.2004 – The Cherepovets Centre for Communications within the branch Electrosvyaz of Vologda Oblast)

No.	Indicator	Rate as of the start of the year*, roubles	Rate as of the end of the year*, roubles	Change, %
1	**Providing local telephone connections (calls) with the subscriber fee system used for payment of urban network services:**			
	private customers	95	120	+26,3
	organizations funded from respective budgets	120	150	+25
	organizations that are not funded from respective budgets	120	150	+25
2	**Providing local telephone connections (calls) with the subscriber fee system used for payment of rural network services:**			
	private customers	80	105	+31,2
	organizations funded from respective budgets	120	150	+25
	organizations that are not funded from respective budgets	120	150	+25
3	**Providing a long-distance telephone connection**	3,42	3,96	+15,8
4	**Inland telegram**	21,98	23,74	+8

* - the average income rate is indicated for services 3 and 4

4.3. Other areas considered as strategically important for Company's development in the marketing strategy, in the field of services, client segments, as well as priority areas in the field of the regional policy.

Development of new services is one of the most important marketing tasks of the Company, which is confirmed by the significant volumes of capital investment - 197 336 thousand roubles (6.6 % of all capital investment), as well as by the concentration on active promotion of new services in the competitive market. The development of new services makes it possible both to increase the income from the provision of services and, which is no less important, to ensure a greater loyalty of clients resorting to the traditional services of the Company.

The result of the work done consists in the growth of the volume of income from the provision of new services in 2003 by 61.6% to 437 252 thousand roubles (270 647 thousand roubles in 2002). The bulk of income (83.3%) from the provision of new services is brought by Internet services - 364 339 thousand roubles.

In 2003 active work was carried out to attract clients using dial-up access services, which has ensured a growth of the clients base in an amount exceeding 75%.

A striking example of successful work in this area is the St. Petersburg Telephone Networks branch, which, having significantly expanded the production capacities for the provision of the service and having implemented an original marketing programme, has achieved a more than 100% growth in the number of clients and a 65% growth of income under the conditions of strict competition in St. Petersburg.

To strengthen the competitive positions in the segment of corporate clients, serious work has been done to deploy the service of broad-band access to the Internet using the ADSL technology. The commercial commissioning of the large-scale pilot project for the provision of the ADSL service in the branch Artelecom of Arkhangelsk Oblast has had good results in the form of a multifold increase in the number of subscribers, a significant growth of income and a strengthening of the competitive positions in the regional market. In 2003-2004 the service will be commissioned for commercial operation in all branches of the Company, which will make it possible to implement efficient promotion programmes and will ensure a strengthening of the competitive positions in this market.

The services of broad-band access to the Internet using the ADSL technology are provided on the basis of the multi-service network of OJSC North-West Telecom, which is being created. Besides the Internet services, a whole range of up-to-date telecommunication services will be provided on the basis of the multi-service network, such services being in demand, first of all, among corporate clients – construction of corporate communication networks, leasing out digital channels, telephone communication services using VoIP, services of a virtual telephone exchange via VoIP.

A key event in the field of new services development has been the participation and victory in the closed competition for the construction of a telecommunication network for the Northwestern Savings Bank of RF. The project provides for creating the biggest corporate network in Russia in the period of 2004 – 2005. Annual income from implementing the project will amount to over 1 800 000 US dollars.

V. RESULTS OF COMPANY'S DEVELOPMENT BY PRIORITY AREAS

5.1. Investment Policy

IMPLEMENTED VOLUME OF INVESTMENT IN THE FIXED CAPITAL AND INVESTMENT FUNDING SOURCES

No.	Indicator	Unit of measurement	2002	2003	Rate of indicator change, 2003/2002 (in %)
1	Invested funds in fixed ***capital*** – **total,**	million roubles	1 741	3 011	172,9%
	including:	million roubles			
1.a	**by the sub-industry structure:**	million roubles			
	traditional telephony	million roubles	1 289	2 371	183,9%
	Long-distance and international telephone communication	million roubles	80	120	150,0%
	New services and technologies	million roubles	57	197	345,6%
	other	million roubles	315	323	102,5%
1.b	**by the reproduction structure**	million roubles			
	new construction	million roubles	178	353	198,7%
	expansion	million roubles	632	972	153,8%
	renovation	million roubles	373	943	253,0%
	technical re-equipment (upgrading)	million roubles	541	505	93,4%
2	Own funds of the Company used for funding investment in the fixed capital	million roubles	1 308	1 220	93,3%
3	Borrowed funds used for funding investment in the fixed capital	million roubles	434	1 791	412,2%
4	Fixed assets commissioned	million roubles	1 328	3 529	265,7%
5	Production capacities commissioned (according to the data of annual reports, Forms C-1, C-2)	in natural units	16 717	24 275	145,2%

In compliance with the Concept of Developing the Communication and Informatization Industry of RF, the General Scheme for the Development of Communication Networks of Interregional Companies and OAO Rostelecom and the earlier adopted Long-Term Programme of Technical Development, in 2003 OJSC North-West Telecom made some investment. The key areas of investment approved by the Board of Directors of the Company for the year 2003 followed from the objectives set for increasing the commissioning of new lines in the region and from the priorities of developing the promising areas of business. Implementation of the investment plan must ensure:

- increasing the volume of traditional and developing new types of services;
- commissioning the new and replacing the existing number capacity (lines), expanding linear facilities and developing a multi-service network;
- maintaining the technical condition of the property at a level required for efficient use;
- introducing technical facilities for ensuring the security of Company's activities;
- constructing a Corporate Information System of the Company, including unified integrated systems for enterprise resources control (ERP), billing and clients support system (CRM).

The Company's operation results show that the target planned indicators of investment development, directly influencing the renewal of Company's technical assets have been achieved. The planned growth rate of the total volume of investment in 2003 significantly exceeds the indicators of previous years: while in 2002 the growth rate of the total volume of investment amounted to 119% against the level of 2001, in the year 2003 it increased as compared to 2002 to 173%, i.e. it has been doubled for the two years.

5.2. Basic Indicators of Network Development

BASIC INDICATORS OF NETWORK ***DEVELOPMENT (as of 31st December 2003)***

No.	Indicators	**Unit of measurement**	**2002**	**2003**	**Rate of indicator change, 2003/2002 (in %)**
1	Growth of the length of long-distance (central-office) telephone channels, total	thous. chan./ km	103,067	514,39	499,08
	including those formed by digital transmission systems	thous. chan. km	107,255	521,09	485,84
2	Growth of the number of base telephone sets, total	thous. pcs.	141,68	91,636	64,68
	including urban telephone networks	thous. pcs.	136,894	85,927	62,77
	rural telephone networks	thous. pcs.	4,786	5,709	119,28
3	Growth of outbound automatic channels of long-distance telephone exchanges, total	channels	1537	2058	133,90
	including those of zone communication	channels	760	1173	154,34

5.3. Key Economic Indicators of the Company

KEY ECONOMIC INDICATORS OF THE YEAR 2003 IN THE FORMAT OF THE RUSSIAN STANDARDS OF ACCOUNTING AS COMPARED TO THE SAME PERIOD OF THE YEAR 2002

Items	2 002	2 003	Growth rate
	million	million	%
Proceeds from sale of goods, jobs and services	10 092	12 336	122%
including income from communication services	9 778	11 960	122%
Expenses related to normal operation	7 443	9 484	127%
Profit from sales	2 649	2 852	108%
Other operating and non-sale expenses	2 026	1 529	75%
Profit before taxes	623	1 323	212%
Net profit	327	837	256%
EBITDA, million roubles	1 622	2 514	155%
EBITDA, % of proceeds	16%	20%	127%
Profitability (by cost):			
profit from sales	*35,6%*	*30,1%*	*84%*
profit before taxes	*8,4%*	*13,9%*	*167%*
net profit	*4,4%*	*8,8%*	*201%*
Tariff income	6 694	7 880	117,7%

The data for the year 2002 are given on the basis of the annual accounts and reports for the year 2002. In the annual accounts and reports for the year 2003, in Form No. 2, column "For the Same Period of the Last Year", net profit is shown in comparable conditions as compared to the year 2003 and amounts to 183 million roubles (due to the introduction of the accounting rules PBU 18/02).

The proceeds growth rate in 2003 as compared to 2002 amounted to 122%.

The growth rate of expenses related to normal activities was 127%.

The growth of profit before taxes and net profit in 2003 as compared to the level of 2002 can be explained by a significant reduction of other operating and non-sale expenses in the year 2003, viz.:

- in 2002 – 792 million roubles were allocated for creating the doubtful debt reserve, and in 2003 – 409 million roubles;
- extra income has been gained from the sale of shares of the subsidiary Delta Telecom with the financial result in the amount of 128 million roubles.

5.4. Structure of Income by Types and Categories of Consumers in 2003

The growth of income in 2003 as compared to 2002 amounted to 2 244 million roubles (22.2%), 845 million roubles of it (37.7%) having been ensured by the growth of rates and 1 399 million roubles (62.3%) by the development of communication facilities and by the increase of the outbound paid exchange.

INCOME BY FIELDS, AND DYNAMICS OF INCOME GROWTH AS COMPARED TO 2002

Items	**2002**	**2003**	**Growth rate**
	million roubles	**million roubles**	**%**
Returns from sales of goods, jobs, services	10 092	12 336	122%
including income from communication services	9 778	11 960	122%
Income from long-distance and international communication	4 426	4 969	112%
Income from city telephone networks	4 483	5 825	130%
Income from rural telephone networks	223	280	126%
Income from documentary communication	177	217	123%
Internet and other new services	244	438	180%
Other communication services	226	231	102%
Other services	313	376	120%

The maximum growth rate was observed in 2003 in items "Income from Urban Telephone Networks" and "Internet and New Services". This has been caused by the growth of rates for the subscriber fee for Urban Telephone Networks by 26.8% for the year on the average and by the policy pursued in the Company to develop the most promising new services.

The minimum growth rate were observed in the following items:

- "Income from Long-Distance and International Communication" - in connection with the reduction of the average income rate and the fall in the traffic growth rate; The fall in the traffic growth rate is related to the strengthened competition among communication operators in the regional market of communication services and to the capability of alternative operators to set rates for communication services independently.
- "Other Communication Services" - in connection with the reduced number of wireless and cellular communication subscribers.

In the income structure there has been a redistribution of the percentages between income from long-distance and international communication in favour of income from Urban Telephone Networks and income from Internet and other new services.

INCOME OF THE COMPANY BY TYPES AND CATEGORIES OF CONSUMERS
(AS OF 31st DECEMBER 2003)

Types of services	Total (less VAT and sales tax), thousand roubles	Including those:	
		from budgetary organizations, thousand roubles	from private customers, thousand roubles
Income from communication services - total including those from:	11 959 977,8	868 559,4	6 999 903,5
long-distance and international communication services	4 646 734,2	304 364,9	2 626 864,8
city telephone communications	5 519 987,5	438 886,5	3 604 358,0
rural telephone communications	278 725,5	30 222,4	214 463,9
from connections provided using all types of payphones	95 265,3	223,7	93 039,8
document telecommunication	585 756,4	63 789,7	312 443,0
radio communication, broadcasting, television and satellite communication	22 501,0	10 660,3	2 662,8
wired radio	153 867,9	12 504,9	123 655,9
mobile telecommunications	54 871,1	4 655,8	21 413,4
from ISDN services	20 504,3	3 251,2	1 001,9
from intelligent network services	-	-	-
from connection and traffic passage services	581 764,6	-	-

The data are provided in compliance with Form 65 "Communication"

Structure of income



50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
44%
44%
2%
2%
2%
2%
3%
40%
47%
2%
2%
4%
2%
3%
2002
2003
Income from long-distance and international communication
Income from urban telephone networks
Income from rural telephone networks
Income from document telecommunication
Internet and other new services
Other communication services
Other services

5.5. Structure of Expenses for 2003

Expenses related to normal operation for 2003 amounted to 9 484 million roubles with the growth rate of 127% as compared to 2002.

NORMAL OPERATION EXPENSES

Items	**2 002**	**2 003**	**Growth rate**
	million roubles	**million**	**%**
including the returns of communication services	9 778	11 960	122%
Expenses related to normal operation,	7 443	9 484	127%
including			
Labour remuneration	2 050	2 611	127%
Unified social tax	712	812	114%
Wear and depreciation	785	968	123%
Material expenses	360	483	134%
Electric and heat power	198	257	130%
Rostelecom expenses	1 487	1 838	124%
Expenses related to communication operators	328	452	138%
Leasing payments	77	103	134%
Other expenses	1 446	1 960	136%

The maximum growth rates were observed in 2003 in the following items:

- "Expenses for Labour Remuneration" – 127% in connection with the policy pursued in the Company to improve the competitive capacity of the Company in the market of labour and to retain skilled personnel;
- "Wear and Depreciation" – 123% in connection with the increase in the volumes of equipment acquisition under leasing contracts, under which the factor of accelerated depreciation is applied;
- "Material Costs" - 134% in connection with the change in the methods of fixed assets accounting to 10 thousand and their writing off to the item "Material Costs. Other Materials" instead of the item "Wear and Depreciation".
- "Electric and Heat Power" - 130% in connection with the increase of the prices and rates for heat and electric energy.
- "Expenses by Communication Operators" - 138% in connection with the increase of the volume of communication services provided by operators.
- "Other Expenses" - 136%, mainly in connection with creating the forthcoming expenses reserve in the total amount of 373 million roubles to include the pays to the personnel for the year 2003 expected in the year 2004 in the expenses of the year 2003.

The structure of expenses has not undergone any considerable changes as compared to the year 2002.

Structure of Normal Operation Expenses



30%
25%
20%
15%
10%
5%
0%
28%
10%
11%
5%
3%
20%
4%
1%
20%
27%
9%
10%
5%
3%
19%
5%
1%
21%
2 002
2 003
Wages
Unified social tax
Wear and depreciation
Material expenses
Electric and heat power
Rostelecom expenses
Expenses related to communication operators
Leasing payments
Other expenses

5.6. Basic Efficiency Indicators of the Company's Activity

BASIC EFFICIENCY INDICATORS OF THE COMPANY'S ACTIVITY IN 2003 AND THEIR COMPARISON WITH THE INDICATORS OF THE YEAR 2002

Nos	Indicators	Unit	2002	2003	Growth rate
	BASIC BUDGET INDICES				
1	Receipts per employee	thousand roubles/person	323	423	131%
2	Net profit per employee	thousand roubles/person	10	29	274%
3	Receipts per line	roubles	3 080	3 587	116%
4	Net profit per line	roubles	100	243	244%
5	Number of lines per employee	unit / person	105	118	113%
	Return for the personnel				

The relative indicators of receipts and net profit per employee and receipts and net profit per line have a positive growth tendency in 2003 as compared to 2002.

5.7. Information on the Amount of Net Assets of the Company

INFORMATION ON THE AMOUNT OF NET ASSETS (as of 31.12.2003)

	Items	Units of measurement	2003
1	Amount of net assets	thousand roubles	11 467 552
2	Authorized capital	thousand roubles	937 940
3	Reserve fund	thousand roubles	46 897
4	Ratio of the net assets and authorized capital (line 1 / line 2)	%	1 223%
5	Ratio of the net assets and the total amount of the authorized capital and reserve fund (line 1 / (line 2 + line 3))	%	1 164%

VI. WORK WITH THE PERSONNEL

Labour remuneration and provision of social privileges to employees of the branches and the General Directorate of OJSC North-West Telecom in 2003 complied with the Provisions on Labour Remuneration prepared on the basis of the Industrial Tariff Agreement.

During 2003 work was done to prepare a Draft Unified Collective Agreement of OJSC North-West Telecom, which was approved by the Resolution of the Conference of Employees on 18th December 2003 and took effect since 1st January 2004.

For the most part, OJSC North-West Telecom used the time-rate-bonus system of labour remuneration, and in some cases the piece-plus-bonus system was applied.

The constant part of the wages was formed proceeding from the minimum wage rates scale (salary) of the 1st labour remuneration category adopted in the branches, taking into account constant extra pays and surpluses to employees as established by the active law and the Provisions on Labour Remuneration.

Official salaries of specialists and employees were established within the limits of the range of salaries or wage coefficients for each category according to the skills, educational level, scope of work done, variety of functions performed, responsibility degree, complexity and intensity of labour. Official salaries of workers were established according to categories depending on the complexity of job done and respective skills.

To stimulate employees to perform extra work, besides their basic job, the company branches used a system of extra pays for combining trades (positions), for expanding the servicing area, for increasing the volume of work done, and for substitution for temporarily absent employees.

Rises in wages were established to specialists for high achievements in labour or for especially important jobs, and rises for professional mastery were given to some highly skilled workers engaged in especially important and critical jobs.

Extra money was paid to workers leading teams for team leadership.

The amount of the bonus fund and of the variable part of employees' wages is coordinated with fulfilling the basic economic indicators of the Budget. Bonuses were paid to key employees of OJSC North-West Telecom according to the results of work for quarterly performance of the Budget indicators. Bonuses to other employees were paid on a monthly basis for performance of the bonus indicators established for each structural unit.

The growth of operating income, optimization of costs, improvement of the structure of branches and optimization of the staff number have made it possible to increase the average monthly wages of the employees of OJSC North-West Telecom. In 2003 the average monthly wages of the employees on the payroll increased as compared to the previous year by 33.4% and amounted to 7998 roubles.

INFORMATION ON THE NUMBER AND WAGES OF THE EMPLOYEES
OF OJSC NORTH-WEST TELECOM

Indicator	Unit of measure ment	2002	2003	Changes rate %
Average number, total	persons	31 261	29 157	93,3
including:				
Average number of employees	persons	**30 040**	**28 625**	**95,3**
Average number of employees combining jobs	persons	96	87	90,6
Average number of employees who worked under civil contracts	persons	1 125	445	39,6
Wages fund, total	thousand roubles	2 204 949,3	2 779 854,0	126,1
including:				
Wages fund of those on the payroll	thousand roubles	**2 161 879,3**	**2 747 200,4**	**127,1**
Wages fund of employees combining jobs	thousand roubles	2 617,7	3 484,7	133,1
Remuneration of employees who worked under civil contracts	thousand roubles	31 866,7	19 614,5	61,6
Wages fund of those not on the payroll	thousand roubles	8 585,6	9 554,4	111,3
Average monthly wages of the employees on the payroll	roubles	**5 997**	**7 998**	**133,4**

One of the most important tasks of the Company's development is to improve communication network digitalization. At the moment, renovation and updating of the telecommunication networks of OJSC North-West Telecom are under way. 300 086 thousand lines will be commissioned in 2004, out of them 167.774 thousand lines will be allocated for replacement of analogue equipment. Over 281 thousand lines are expected to be commissioned on urban telephone networks and over 18 thousand lines on rural networks in 2003. By the end of the year 2004 the installed capacity of the Company will amount to about 3,876 thousand lines.

Due to replacement of obsolete and worn analogue equipment and upgrading of communication networks using new technologies, the share of digital capacity in the total installed capacity of the Company is increasing. By the end of 2004, the planned digitalization of the Company's network on the whole will amount to 46.33%, which will be 4.60% higher than network digitalization in 2003.

Today much attention is paid to the issue of rural communication development and provision of villages with telephone communication. OJSC North-West Telecom is participating in the federal target programme "Social Development of Rural Areas" till 2010. Under this programme, branches of the Company, jointly with local administrations, are preparing regional programmes for the development of communication facilities in rural areas (the volume of investment for this programme will amount to 53660 thousand roubles in 2004).

The planned growth of base telephone sets in 2004 will be over 84 thousand lines, including about 80 thousand lines on urban telephone networks and over 4 thousand lines on rural networks. The number of base telephone sets is mainly growing due to telephone sets installed for the population.

At the moment, the long-distance and international central-office primary network of OJSC North-West Telecom is based on the use of cable, radio-relay and aerial transmission lines. The development of digital primary networks is mainly provided for through the construction of fibre-optic transmission lines. In some sections, depending on local conditions, the construction of digital radio-relay lines is planned. It is expected that the reliability of primary networks will be improved through construction of fibre-optic and digital radio-relay transmission lines with the organization of ring structures on the basis of transmission systems of digital synchronous hierarchy.

In the Northwestern region the provision of traditional document telecommunication services (Public Telegraph Communication, Subscriber's Telegraphy/Telex, Data Transmission) will continue and new services will be created; the development of such services of document telecommunication is planned, as telefax, comfax, bureaufax, e-mail, services of access to information resources. In the field of document telecommunication, a trend towards a growth of services of new types of communication is observed.

Introduction and development of such technologies as ATM, Frame Relay, IP-telephony, xDSL and Wireless is planned. Organization of subscriber lines using mobile communication technologies, personal call, radio access systems - WLL, and xDSL technologies is planned.

The construction of a multi-service network is planned, which will ensure a wide range of transmission speeds, transmission of multi-component information with multimedia having high transmission speeds and asymmetry of incoming and outgoing information flows, multi-point connection configurations and a guaranteed quality of services. The multi-service network will also provide base services of access to the Internet, such services as Web and FTP-hosting, video/audio upon request to a personal computer, e-business, virtual private networks, teleeducation, telemedicine and interactive games.

The following construction principles have been defined for the multi-service network of OJSC North-West Telecom:

the multi-service network is formed on the basis of point of presence centers (POP NWT);

POP NWT centers will form a network of the backbone level, the purpose of which is to unite regional networks (networks of branches);

at the level of branch networks, connection of subscribers will be provided with the base set of services, with the possibility of subsequent introduction of promising information and communication services.

The multi-service network (MSN) will be constructed in three stages:

1st stage – the construction of a pilot area of the network core within 3 centres – in St. Petersburg, Cherepovets and Arkhangelsk; and adjustment of intra-network interaction at the backbone level;

2nd stage – the construction of the network core with installation of centers in all branches,

3rd stage – the developmentof MSN in respect of building broad-band access networks in branches.

In the year 2003, the 1st and 2nd stages of the construction have been completed, and implementation of the third stage has started. In the framework of this work, the Company is participating in creating a corporate network of the Northwestern Bank of the Savings Bank of Russia. Under this project, MSN will unite over 400 facilities of the Savings Bank into a single network.

It is expected that intelligent networks will be created and further developed, which will lead to the introduction of the following services:

- establishing a telephone connection with payment for the account of the subscriber called;
- credit card call;
- transfer of a part of payment to another person, e.g. in case of medical or legal advice;
- televoting;
- virtual dedicated network.

VIII. USE OF THE RETAINED PROFIT BY THE COMPANY

8.1. Basic Areas of Using the Retained Profit in 2003

BASIC AREAS OF USING THE RETAINED PROFIT IN 2003

No.	**Indices**	**Unit of measure-ment**	**2003**	
			Approved by the General Meeting of Shareholders	**Report**
1	Free balance of retained profit of past years as of 01.01.03 to be distributed.	thousand roubles	345 189	345 189
	Areas of using it:			
a)	for cover of losses	thousand roubles	0	0
b)	to increase the authorized capital in respect of the retained profit of past years	thousand roubles	345 189	345 189
2	Retained profit for the year under report	thousand roubles	327 264	327 264
	Basic areas of using the retained profit of the year under report			
a)	for cover of losses of past years	thousand roubles	0	0
b)	for reserve formation in % of net profit	thousand roubles %	17 522 5,4%	17 522 5,4%
c)	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	0 0	0 0
d)	for payment of dividend	thousand roubles	75 382	75 382
	in % of net profit	%	23,0%	23,0%
e)	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	234 360 71,6%	234 360 71,6%

8.2. Basic Areas of Retained Profit Distribution Planned for 2004

BASIC AREAS OF RETAINED PROFIT DISTRIBUTION PLANNED FOR 2004

No.	Indices	Unit of measurement	2004
	Net profit for 2003 according to the Russian accounting standards	thousand rouble	837 478
	Basic areas of using the retained profit in 2003		
1.	for cover of losses of past years	thousand rouble	
2.	for reserve fund formation	thousand rouble	
	in % of net profit	%	
3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents)	thousand rouble	
	in % of net profit	%	
4.	for payment of dividend	thousand rouble	133 203
	in % of net profit	%	16%
5.	for funding of investment plans	thousand rouble	704 275
	in % of net profit	%	84%
6.	to increase the authorized capital in respect of the retained profit of the year under report	thousand rouble	
	in % of net profit	%	

IX. REPORT ON PAYMENT OF THE STATED (CHARGED) DIVIDEND ON THE SHARES OF THE COMPANY

- Date of taking the decision on annual dividend payment at the General meeting of shareholders – 23.06.2003
- starting date of dividend payment fixed by the decision of the meeting - 15.08.2003
- actual starting date of dividend payment - 15.08.2003
- Method of dividend payment – in monetary form
- the amount of the paid dividend by the moment of the annual report making up as well as its share in the total amount of dividend due – 73 130 thousand roubles (97%)

DYNAMICS OF STATED (CHARGED) DIVIDEND ON THE SHARES OF THE COMPANY (calculated per share)

Category / type of stock	Common shares			Preferred type A shares		
YEAR	**amount of dividend per share (roubles)**	**% to the face value**	**Total charged (thousand roubles)**	**amount of dividend per share (roubles)**	**% to the face value**	**Total charged (thousand roubles)**
1998	-	-	-	0,01	1	841,86
1999	0,012	1,2	4 587,47	0,079	7,9	6 650,69
2000	0,119	11,9	56 293,78	0,257	25,7	29 441,30
2001	0,077	7,7	36 425,39	0,248	24,8	28 381,33
2002	0,064	6,4	47 098,69	0,140	14,0	28 283,21

Amount of dividend for 2003 recommended by the Board of Directors for the approval of the General Meeting of Shareholders:

- *for common shares – 0.083 rouble per share*
- *for preferred shares – 0.357 rouble per share*

X. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY

ALL THE TRANSACTIONS WERE APPROVED BY THE BOARD OF DIRECTORS OF OJSC NORTH-WEST TELECOM

No.	Parties of the contract	Minutes No., date	Data on the person(s) interested in the transaction	Subject of contract	Price of contract
4th quarter of the year 2003					
1	OJSC NWT, Medexpress ICJSC	No. 27-03 of 11.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	Additional agreement to the contract of insurance	17,811 roubles
2	OJSC NWT, Medexpress ICJSC	No. 27-03 of 11.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	Additional agreement to the contract of insurance	5,007 roubles
3	OJSC NWT, Medexpress ICJSC	No. 27-03 of 11.11.03	Yu.A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	Additional agreement to the contract of insurance	7,315 roubles
4	OJSC NWT, OJSC GiproSvyaz SPb	No. 27-03 of 11.11.03	**V.N. Akulich, I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	2,514,230.40 roubles
5	OJSC NWT, CJSC Delta Telecom	No. 27-03 of 11.11.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	2,934.00 conventional units
6	OJSC NWT,CJSC Delta Telecom	No. 27-03 of 11.11.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	5,017.24 conventional units
7	OJSC NWT,CJSC Delta Telecom	No. 27-03 of 11.11.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	Additional agreement to the contract of lease	300.00 conventional units

8	OJSC NWT, OJSC Megafon	No. 27-03 of 11.11.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	126,225.00 conventional units
9	OJSC NWT, OJSC Megafon	No. 27-03 of 11.11.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	3,240.00 conventional units
10	OJSC NWT, OJSC Megafon	No. 27-03 of 11.11.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	90.00 conventional units
11	OJSC NWT, CJSC PeterStar	No. 27-03 of 11.11.03	**I.N.Samylin** - Member of the Board of Directors of CJSC PeterStar and Member of the Management Board of OJSC North-West Telecom	lease	9,799.66 conventional units
12	OJSC NWT, OJSC Telecominvest	No. 27-03 of 11.11.03	**V.N.Yashin, S.V.Soldatenkov, A.A. Sysoyev** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Telecominvest **V.A. Akulich, I.N.Samylin** - members of the Board of Directors of OJSC Telecominvest and members of the Management Board of OJSC North-West Telecom	lease	213.85 conventional units
13	OJSC NWT, CJSC North-West Telecombank	No. 27-03 of 11.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	lease	200.00 conventional units
14	OJSC NWT, CJSC North-West Telecombank	No. 27-03 of 11.11.03	Yu.A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	lease	200.00 conventional units
15	OJSC NWT, Arkhangelsk City Telephone Network Limited Liability Company	No. 27-03 of 11.11.03	OJSC NWT holds over 20 per cent of the second party in the transaction (LLC AGTS) *The share of OJSC NWT in LLC AGTS is 77% of the authorized capital*	lease	145,884.00 roubles
16	OJSC NWT, Arkhangelsk City Telephone Network Limited Liability Company	No. 27-03 of 11.11.03	OJSC NWT holds over 20 per cent of the second party in the transaction (LLC AGTS) *The share of OJSC NWT in LLC AGTS is 77% of the authorized capital*	lease	20,243.00 roubles
17	OJSC NWT, OJSC Polycomp	No. 27-03 of 11.11.03	OJSC NWT holds over 20 per cent of the second party in the transaction (LLC Polycomp) *The share of OJSC NWT in LLC Polycomp is 90% of the authorized capital*	lease	61.53 conventional units
18	OJSC NWT, CJSC Petersburg Transit Telecom	No. 27-03 of 11.11.03	**I.N.Samylin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Petersburg Transit Telecom	lease	125.00 conventional units

19	OJSC NWT, OJSC RTK-Leasing	No. 27-03 of 11.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing **V.E. Belov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	Additional agreement to the contract of leasing	136,496,140.08 roubles
20	OJSC NWT, CJSC North-West Telecombank	No. 27-03 of 11.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	Additional agreement to the contract of bank account	5.90 roubles
21	OJSC NWT, OJSC GiproSvyaz SPb	No. 28-03 of 14.11.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	179,475.60 roubles
22	OJSC NWT, OJSC GiproSvyaz SPb	No. 28-03 of 14.11.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	730,410.00 roubles
23	OJSC NWT, OJSC GiproSvyaz SPb	No. 28-03 of 14.11.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	219,481.20 roubles
24	OJSC NWT, OJSC GiproSvyaz SPb	No. 28-03 of 14.11.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	Additional agreement to the contract of design	70,599.60 roubles
25	OJSC NWT, OJSC GiproSvyaz SPb	No. 28-03 of 14.11.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	60,303.60 roubles
26	OJSC NWT, OJSC National Payphone Network	No. 28-03 of 14.11.03	**V.N. Yashin, Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC National Payphone Network	Additional agreement to the contract of equipment sale	
27	OJSC NWT, Medexpress ICJSC	No. 29-03 of 28.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	4,564,501.64 roubles
28	OJSC NWT, Medexpress ICJSC	No. 29-03 of 28.11.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	1,500 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
29	OJSC NWT, OJSC GiproSvyaz SPb	No. 29-03 of 28.11.03	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	236,780.40 roubles
30	OJSC NWT, OJSC GiproSvyaz SPb	No. 29-03 of 28.11.03	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	67,796.40 roubles
31	OJSC NWT, OJSC GiproSvyaz SPb	No. 29-03 of 28.11.03	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	420,003.60 roubles
32	OJSC NWT, OJSC GiproSvyaz SPb	No. 29-03 of 28.11.03	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	370,046.40 roubles
33	OJSC NWT, OJSC GiproSvyaz SPb	No. 29-03 of 28.11.03	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	170,996.40 roubles
34	OJSC NWT, OJSC RTComm.RU	No. 30-03 of 08.12.03	**V.N. Yashin**, **Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC RTComm.RU	data transmission services	11,200.00 conventional units
35	OJSC NWT, OJSC Tele-Nord	No. 30-03 of 08.12.03	**N.G. Bredkov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Tele-Nord	sublease	38,667.43 roubles
36	OJSC NWT, OJSC Novgorod Datacom	No. 30-03 of 08.12.03	OJSC NWT holds over 20 per cent of the second party in the transaction (LLC Novgorod Datacom) *The share of OJSC NWT in LLC Novgorod Datacom is 90% of the authorized capital*	lease	7,484.84 roubles
37	OJSC NWT, Medexpress ICJSC	No. 31-03 of 22.12.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	***Additional agreement to the contract of insurance***	3,600 roubles
38	OJSC NWT, CJSC North-West Telecombank	No. 31-03 of 22.12.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	acting as the payment agent	1,500,000.00 roubles

39	OJSC NWT, OJSC Megafon	No. 31-03 of 22.12.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	220.00 conventional units
40	OJSC NWT, OJSC Megafon	No. 31-03 of 22.12.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	20.00 conventional units
41	OJSC NWT, OJSC Megafon	No. 31-03 of 22.12.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	Additional agreement to the contract of lease	260.00 conventional units
42	OJSC NWT,CJSC Delta Telecom	No. 31-03 of 22.12.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	168.96 conventional units
43	OJSC NWT,CJSC Delta Telecom	No. 31-03 of 22.12.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	1.0068 conventional units
44	OJSC NWT, LLC Medexpress Service	No. 31-03 of 22.12.03	OJSC NWT, jointly with its affiliated party ICJSC Medexpress, holds all in all over 20 per cent of the second party in the transaction (LLC Medexpress Service). *The interest of ICJSC Medexpress in LLC Medexpress Service is 100%. The interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	lease	73.00 conventional units
45	OJSC NWT, LLC Medexpress Service	No. 31-03 of 22.12.03	OJSC NWT, jointly with its affiliated party ICJSC Medexpress, holds all in all over 20 per cent of the second party in the transaction (LLC Medexpress Service). *The interest of ICJSC Medexpress in LLC Medexpress Service is 100%. The interest of OJSC NWT in ICJSC Medexpress is 34.59%.*	lease	1,448,000.00 roubles
46	OJSC NWT, LLC AMT	No. 31-03 of 22.12.03	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	interest loaning	
3rd quarter of the year 2003					
47	OJSC NWT, LLC AMT	No. 22-03 of 26.09.03	North-West Telecom is the only participant of the second party in the transaction (the interest is 100%).	interest loaning	300,000,000 roubles
48	OJSC NWT, LLC AMT	No. 22-03 of 26.09.04	North-West Telecom is the only participant of the second party in the transaction (the interest is 100%).	acquisition of bonds at an auction	300,000,000 roubles

49	OJSC NWT, CJSC Petersburg Transit Telecom	No. 21-03 of 12.09.03	**I.N.Samylin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Petersburg Transit Telecom	lease	136.00 conventional units
50	OJSC NWT, CJSC Petersburg Transit Telecom	No. 21-03 of 12.09.03	**I.N.Samylin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Petersburg Transit Telecom	lease	125.00 conventional units
51	OJSC NWT, CJSC Petersburg Transit Telecom	No. 21-03 of 12.09.03	**I.N.Samylin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Petersburg Transit Telecom	lease	300.00 conventional units
52	OJSC NWT,CJSC Delta Telecom	No. 21-03 of 12.09.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	300.00 conventional units
53	OJSC NWT,CJSC Delta Telecom	No. 21-03 of 12.09.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	400.00 conventional units
54	OJSC NWT, OJSC Lensvyaz	No. 21-03 of 12.09.03	**N.G. Bredkov**, **G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OJSC LenSvyaz	lease	59,801. 61 roubles
55	OJSC NWT, OJSC Megafon	No. 21-03 of 12.09.03	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	Additional agreement to the contract of lease	225 conventional units
56	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	55,749.50 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
57	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	1,222,681.50 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
58	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	720.50 conventional units

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
59	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	85.62 conventional units
60	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	24.00 conventional units
61	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	163,885 roubles
62	OJSC NWT, Medexpress ICJSC	No. 21-03 of 12.09.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	7,255 roubles
63	OJSC NWT, OJSC National Payphone Network	No. 21-03 of 12.09.03	**V.N. Yashin**, **Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC National Payphone Network	reception of ***payphone*** cards	
64	OJSC NWT, OJSC National Payphone Network	No. 21-03 of 12.09.03	**V.N. Yashin**, **Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC National Payphone Network	contract of agency	
65	OJSC NWT, OJSC National Payphone Network	No. 21-03 of 12.09.03	**V.N. Yashin**, **Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC National Payphone Network	sale of modules	

66	OJSC NWT, CJSC SPb Electric Communication Centre	No. 21-03 of 12.09.03	**V.N. Vorozheykin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC SPb Electric Communication Centre **A.A. Sysoyev**, **A.A. Gogol** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of CJSC SPb Electric Communication Centre	employee training services	
67	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	148,567.20 roubles
68	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	31,945. 20 roubles
69	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	3,257,170.80 roubles
70	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	7,232,376.00 roubles
71	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	7,278,987.60 roubles
72	OJSC NWT, OJSC GiproSvyaz SPb	No. 21-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	22,232.40 roubles
73	OJSC NWT, OJSC GiproSvyaz SPb	No. 19-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	131,205.00 roubles
74	OJSC NWT, OJSC GiproSvyaz SPb	No. 19-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	1,110,409.00 roubles
75	OJSC NWT, OJSC GiproSvyaz SPb	No. 19-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	227,362.00 roubles
76	OJSC NWT, OJSC GiproSvyaz SPb	No. 19-03 of 12.09.03	**V.N. Akulich**, **I.N.Samylin** - members of the Management Board of OJSC North-West Telecom and members of the Board of Directors of OJSC GiproSvyaz SPb	design work	2,089,413.06 roubles

77	OJSC NWT, CJSC Mobitel	No. 19-03 of 15.08.03	**V.N. Yashin -** Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Mobitel	provision of services	430,000. 00 roubles
78	OJSC NWT,OJSC RTK-Leasing	No. 19-03 of 15.08.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	Additional agreement to the contract of leasing	
79	OJSC NWT, CJSC Neva Kabel	No. 19-03 of 15.08.03	**A.A. Sysoyev**- Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Neva Kabel	cable products supplies	8,000,000.00 roubles
80	OJSC NWT, CJSC SPb Electric Communication Centre	No. 18-03 of 01.08.03	**V.N. Vorozheykin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC SPb Electric Communication Centre	employee training services	
			A.A. Sysoyev, A.A. Gogol - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of CJSC SPb Electric Communication Centre		
81	OJSC NWT, CJSC North-West Telecombank	No. 17-03 of 17.07.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	surety	15,000.00 conventional units
			S.V. Soldatenkov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank		
			2nd quarter of the year 2003		
82	OJSC NWT,OJSC RTK-Leasing	No. 15-03 of 23.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	41,308,374 roubles
83	OJSC NWT,OJSC RTK-Leasing	No. 15-03 of 23.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	42,410,347 roubles
84	OJSC NWT,OJSC RTK-Leasing	No. 15-03 of 23.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	94,553,155 roubles

85	OJSC NWT, CJSC North-West Telecombank	No. 13-03 of 10.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank **S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	contract of underwriting	5,000,000.00 roubles
86	OJSC NWT, CJSC North-West Telecombank	No. 13-03 of 10.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank **S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	organization of bonds issue and floatation	
87	OJSC NWT,OJSC RTK-Leasing	No. 14-03 of 10.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	137,969,031.00 roubles
88	OJSC NWT, OJSC Lensvyaz	No. 14-03 of 10.06.03	**N.G. Bredkov**, **G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OJSC LenSvyaz	contract of agency	10,000. 00 roubles
89	OJSC NWT,OJSC RTK-Leasing	No. 12-03 of 03.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	217,928,954.04 roubles
90	OJSC NWT,OJSC RTK-Leasing	No. 12-03 of 03.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	139,675,600.08 roubles
91	OJSC NWT,OJSC RTK-Leasing	No. 12-03 of 03.06.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	76,502,656.08 roubles
92	OJSC NWT, CJSC North-West Telecombank	No. 11-03 of 21.05.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	agreement of loan	30,000.00 conventional units

			S.V. Soldatenkov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank		
93	OJSC NWT, CJSC North-West Telecombank	No. 09-03 of 22.04.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	implementation of the electronic document circulation system	
			S.V. Soldatenkov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank		
94	OJSC NWT, Medexpress ICJSC	No. 08-03 of 11.04.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	1,710,000.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
95	OJSC NWT, Medexpress ICJSC	No. 08-03 of 11.04.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	111,900.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
96	OJSC NWT, Medexpress ICJSC	No. 08-03 of 11.04.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	4,230,000.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
97	OJSC NWT, Medexpress ICJSC	No. 08-03 of 11.04.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress	insurance	9,556,260.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress		
1st quarter of the year 2003					

98	OJSC NWT, CJSC Registrator-Svyaz	No. 07-03 of 20.03.03	*The shareholder OJSC NWT (OJSC Svyazinvest), jointly with its affiliated party OJSC Rostelecom, holds all in all over 20 per cent of the voting shares of second party in the transaction (CJSC Registrator-Svyaz).* **V.N. Yashin, V.E. Belov** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Svyazinvest	Additional agreement of acting as the returning board	
99	OJSC NWT, ICJSC Medexpress Plus	No. 06-03 of 06.03.03	OJSC NWT, jointly with its affiliated party ICJSC Medexpress, holds all in all over 20 per cent of the second party in the transaction (LLC Medexpress Plus).	insurance	
100	OJSC NWT, CJSC North-West Telecombank	No. 04-03 of 14.02.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank **S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	agreement of loan	30,000,000.00 roubles
101	OJSC NWT, the Russian Foundation of the History of Communications	No. 03-03 of 30.01.03	**G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Council of the Russian Foundation of the History of Communications	rendering assistance to the foundation	5,000,000 roubles
102	OJSC NWT, OJSC RTK-Leasing	No. 02-03 of 21.01.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing **V.E. Belov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing **A.I. Osipchuk** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	106,980,653.00 roubles
103	OJSC NWT, OJSC RTK-Leasing	No. 02-03 of 21.01.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing **V.E. Belov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	76 202,400.00 roubles

			A.I. Osipchuk - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing		
104	OJSC NWT, OJSC RTK-Leasing	No. 02-03 of 21.01.03	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing	leasing	99 263,039.00 roubles
			V.E. Belov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing		
			A.I. Osipchuk - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing		

XI. DATA ON PARTICIPATION OF THE COMPANY IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (IN WHOSE AUTHORIZED CAPITAL THE SHARE OF THE COMPANY IS AT LEAST 10%)

No.	Organization *	Basic areas of business **	Share in autho-rised capital in %	Contri-bution in the autho-rized capital	Basic indices of the performance		
					Number of subscri-ber lines	Receipts thousand roubles	Net profit (loss) thousand roubles
1.	Pagetelecom LLC	Personal radio call services	100,0	185	847	2364	(465)
2.	Artelecom Service LLC	leasing out communication equipment;	77,0	62052	-	16 625	1 131
3.	Vologda Cellular Communication CJSC	Cellular communication services of the NMT-450 standard	60,0	33	690	10 085	(2 331)
4.	Novgorod Datacom LLC	data transmission services; telematic services;	52,0	52	195 318	17908	450
5.	Kolatelecom OJSC	services of long-distance and international communication via dedicated network	50,0	75	170	25 905	15401
6.	Kaliningrad Mobile Networks OJSC	Cellular communication services of the NMT-450 standard	33,5	261	2 409	6 782	(17 282)
7.	WestBalt Telecom CJSC	Provision of local, long-distance and international telephone communication services	28,0	11343	27 488	159 385	30 865
8.	Tele-Nord OJSC	Cellular communication services of the NMT-450 standard	25,0	25	1 029	8 399	(5293)
9.	Rostelegraph CJSC	general-use telegraph network services	11,76	48	-	12 386	325

Brief Description of the Operation of the Organizations *Based on* the Results of Work in 2003 with Important Facts of the Participation in the Year under Report

Pagetelecom LLC

Pagetelecom LLC provides the following services:

- personal radio call services;
- sale of pagers connected to the network, their accessories, and radio receivers;
- repairs of equipment;
- information and reference services.

The basic area of the Company's business are personal radio call services provided to the residents of the city of Cherepovets and the Cherepovets District. As of 1st January 2004 Pagetelecom LLC was providing services to 847 active subscribers. The reduction of the number of active subscribers as compared to the last year has been mainly caused by the fact that the development of the company is seriously influenced by the increasing domination of cellular communication operators in the market of the city of Cherepovets.

Artelecom Service LLC

The basic areas of the Company's business are:

- leasing out telecommunication equipment;
- organizing hotel services and consumer services; entertainment, sporting, health-improving, tourist and other services;
- organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.

Artelecom Service LLC possesses a complex of telecommunication equipment and communication facilities for providing local telephone communication services in Arkhangelsk. The total installed capacity of the network is 59 674 numbers. The telecommunication equipment and communication facilities of Artelecom Service LLC have been leased out to the branch Artelecom of OJSC North-West Telecom to ensure unified management of the communication network of Arkhangelsk and a single system of settlements with subscribers for services provided.

On 4th December 2004 an extraordinary general meeting of the participants of Arkhangelsk City Telephone Network LLC decided to change the company name to Artelecom Service LLC and approved the decision on separating divisions of non-primary business from the structure of the branch Artelecom of OJSC North-West Telecom and transferring the non-primary services to Artelecom Service LLC.

Vologda Cellular Communication CJSC

The Company provides cellular radio telephone communication services of the NMT-450 standard.

In the year 2003 Vologda Cellular Communication CJSC concentrated its efforts on retaining its financial, technical and image positions in the Vologda market of cellular communication and keeping their manageability. Surrounded by and competing with digital operators of GSM networks (MTS, MEGAFON, BEELINE), the company has been tackling this task using advertising actions aimed at the indigent segment of the market.

In this period, over 300 units of used subscriber equipment were restored and sold, there have been over 1000 repairs of radio telephone sets, and a number of economical and social rate plans have been introduced.

Technical work has been done mainly in the field of operation and maintenance of the existing MMT-450 standard network, software and hardware, and reduction of the cost of services provided by external communication organizations.

Key figures of the Company's activities for the year 2003: 690 subscribers; proceeds: 10,085 thousand roubles; loss of 2,331 thousand roubles mainly caused by the weak competitive capacity of the MMT-450 standard in respect of communication quality, coverage, cost and the model series of subscriber equipment.

Novgorod Datacom LLC

Novgorod Datacom LLC provides the following range of services:

- dial-up access to the Internet for corporations and individuals;
- connection to the Novgorod AMT-network and the Internet, using a fibre-optic communication line;
- uniting the local networks of the enterprise and creating a closed group of users, ensuring a multi-protocol operation (LAN-to-LAN);
- packet telephony (long-distance and international business-quality communication);
- Global Fax (transmission of fax messages to other cities and countries).

In spite of the strengthened competition in the market of telecommunication services and the need of reducing prices of services, Novgorod Datacom LLC has retained the forecasted income growth rate (25%) and the general positive tendency of its operation, which is characterized by attracting new clients (36 connection points) and by expanding the operation in district centers of Novgorod Oblast.

The proceeds of the Company in 2003 amounted to 17,908 thousand roubles, the net profit was 450 thousand roubles, and the profitability of the Company's operation judging by the results of the year 2003 was at the level of 2.5 % of the proceeds.

Kolatelecom OJSC

Being a licensed communication operator in Murmansk Oblast, Kolatelecom OJSC provides the following range of services to organizations and the population:

- local, long-distance and international telephone communication via a dedicated network;
- leasing out communication channels;
- data transmission services;
- telematic services;
- broadcasting of TV and sound programmes via a cable TV network.

The priority area of the Company's operation in 2003 was the provision of communication services new for the Company: broadcasting TV programmes via a cable TV network, expanding the services of leasing out communication channels and IP-telephony services.

In 2003, under the contract of financial leasing with CJSC Firma Dialog-Seti, head-end equipment was acquired for the reception of satellite and air channels and for their broadcasting to the cable TV network, equipment for the construction of a sub-backbone and home network – optical centers and home amplifiers. On 24th October 2003 the Company started the pilot operation of a newly built network in two districts of Murmansk: OU-4 in the Eastern (Vostochny) District; and OU-1 and OU-7 in the Central (Tsentralny) District.

Company's proceeds for the year 2003 has amounted to 25,905 thousand roubles and the net profit to 15,401 thousand roubles (including 9,335 thousand roubles – from re-settlements with the tax inspectorate).

Kaliningrad Mobile Networks OJSC

Area of operation of Kaliningrad Mobile Networks OJSC: provision of mobile radio communication services in the 450 MHz band to enterprises and individuals; sale of radio telephone sets and accessories for the provision of this kind of communication services.

On the basis of the decision of the extraordinary general meeting of the shareholders of Kaliningrad Mobile Networks OJSC of 16.05.2003, the organizational and legal form was changed to an open joint-stock company, the securities of Kaliningrad Mobile Networks CJSC were cancelled and securities of Kaliningrad Mobile Networks OJSC were registered by the state, without extra issue or a change in the face value. Kaliningrad Mobile Networks OJSC is the assignee of all rights and obligations of Kaliningrad Mobile Networks CJSC.

WestBalt Telecom CJSC

The Company operates in five basic areas:

- provision of local, long-distance and international telephone communication services;
- provision of Internet services (ByteCity trademark);
- provision of telecommunication services by universal cards (Service 321 (Sluzhba-321) trademark);
- a network of automated communication centres (Messenger+ (Svyaznoy+) trademark);
- data transmission network (Frame Relay technology).

In 2003 the key indicators of the economic performance improved significantly.
The Company's proceeds in 2003 amounted to 159,385 thousand roubles, the net profit was 30,865 thousand roubles, both indicators having grown by more than 23% and 20% respectively.

Tele-Nord OJSC

The basic area of Tele-Nord OJSC's operation is the provision of cellular radio telephone communication services of the NMT-450 standard.
The number of the subscribers decreased in 2003 by 1840 subscribers. The loss from normal areas of the Company's operation was 6,373 thousand roubles. A negative factor among the causes of the loss from normal operation has been the severe competition in the market of cellular communication in the Murmansk region, viz.: the expanded influence of GSM standard operators in the market of services, which, in its turn, has lead to an increased number of subscribers' disconnections fro the network of Tele-Nord OJSC and to reduced income from sales. As of 01.01.04, there were 1,029 subscribers, proceeds for the year amounted to 8,399 thousand roubles, and the loss for the year 2003 to 5,293 thousand roubles.

ROSTELEGRAPH CJSC

In 2003 the activities of Rostelegraph CJSC were mainly concentrated on reorganizing traditional telegraph public-use networks, their transfer to digital networks and integration with telematic services, as well as accelerated development of telematic services themselves. In the framework of these activities, the Company was tackling the following tasks:
- mutual settlements for inland and international services of telegraph communication in the territory of the Russian Federation. Feasibility study of the need to raise the rates for the Telegram service. Preparing Methods of Mutual Settlements taking into account proposals of inter-regional companies;
- coordinating the work of transferring the Telegram service to new technologies. Preparing standard technical documentation on transferring the telegraph load to new technologies and digital channels (including specialized consumers);
- coordinating the work of integrating the existing services of document telecommunication in the framework of the Rostelemail system (Multitel project);
- organizing the work of creating an information and reference network infrastructure on the basis of the international X.500 protocol, ensuring the operation of the existing telecommunication networks with the provision of new services;
- further work on developing the international public fax service, Bureaufax. Preparing the Tables of the Bureaufax service in order to ensure operation with foreign communication operators;
- preparing the methods and organizing and holding training workshops for specialists supporting and promoting data transmission and TM services, local branches of inter-regional companies.

In 2003 the proceeds from normal operation amounted to 12,386 thousand roubles, and the growth as compared to the figure of the year 2002 was 28%. In the year 2003, the Company became profitable, the net profit of the year 2003 having amounted to 325 thousand roubles (in 2002 the net profit was only 5,000 roubles).

XII. KEY RISK FACTORS

Risk factors significantly affecting the business of OJSC North-West Telecom include first of all:

Economic risks:

Fluctuations of currency exchange rates may increase Company's costs and heighten the risk of non-payment of debts to creditors. A considerable part of leasing contracts and credits of the Company is nominated in US dollars or Euros. As a result of the reduction of the rouble exchange rate as compared to other currencies, the Company may increase expenses for debt service and for pays under leasing contracts. A possible option of reducing the influence of this risk on the Company's operation could be pegging the rates to the US dollar or Euro exchange rate. However, as rates are regulated by the State Executive Authorities and are established in terms of roubles, profitability of Company's operation may be reduced in case of a significant decrease of the exchange rate of the rouble as compared to other currencies.

Rates for communication services are regulated by the State Executive Authorities, therefore the Company cannot predict the dynamics of rates changes and, respectively, the operation profitability level. At the moment, rates for basic communication services are formed by the "costs plus" method, i.e. proceeding from Company's justified costs plus the profit rate. Thus, the Company has no stimuli to reduce its costs, as the more expenses the Company has and the more of its expenses the Company justifies, the higher rates will be established by the State Executive Authorities. In this connection, the Company's profitability level may have no increase with increased rates for communication services.
Inflation may increase Company's costs and reduce the profitability level.
Certain costs of the Company, e.g., the wages level, depend on the growth of the general level of prices in Russia. Under such conditions, it is not always that the Company can increase rates in correspondence with the increase of expenses for certain items. Respectively, a high level of inflation may increase costs and reduce profitability of Company's operation.

Industry Risks:

are the lowest, as, after restructuring of the industry's enterprises included in the OJSC Svyazinvest holding company, OJSC North-West Telecom united several regional operators of the RF entities in the North-Western District. At the moment, the Company has become a leading enterprise of the telecommunication industry.

Engineering Risks:

are associated with the technical condition of the Company's equipment. OJSC North-West Telecom pays much attention to technical re-equipment, scientific design and investment programmes dedicated to the introduction of new technologies.

Environmental risks:
are the lowest, as the equipment that is used does not essentially affect the natural environment.

XIII. INFORMATION ON THE BODIES OF THE COMPANY

The general meeting of the shareholders is the supreme management body of the company;

13.1. Board of Directors

Board of Directors of OJSC North-West Telecom
(Elected at the Extraordinary Meeting of Shareholders on February 14, 2003)

No.	Full name	Date of birth	Position
1.	Vadim Yevgenyevich Belov	1958	OJSC Svyazinvest, Deputy General Manager Holds no shares of the Company
2.	Yury Alexandrovich Bilibin	1971	OJSC Svyazinvest, Assistant General Manager Holds no shares of the Company
3.	Benjamin Stefan David Vilkening	1962	AIG-Brunswick Capital Management Company, Managing Director Holds no shares of the Company
4.	Alexandr Alexandrovich Gogol	1946	St. Petersburg State University of Telecommunications, Rector Holds no shares of the Company
5.	Alexandr Vyacheslavovich Ikonnikov	1971	Director of Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors Holds no shares of the Company
6.	Dmitry Vladimirovich Levkovsky	1965	NCH Advisors Inc. Company, Vice-President Holds no shares of the Company
7.	Irina Mikhailovna Ragozina	1950	Manager of the Department of corporate management, OJSC Svyazinvest Holds no shares of the Company
8.	Ivan Ivanovich Rodionov	1953	"AIG - Brunswick Capital Management" Company, Managing director Holds no shares of the Company
9.	Sergey Vladimirovich Soldatenkov	1963	General Manager, OJSC Megafon Holds the shares of the Company
10.	Alexandr Abramovich Sysoyev	1949	OJSC North-West Telecom, General Manager (prior to 03.10.2003), OJSC Telecominvest, Deputy General Manager Holds the shares of the Company
11.	Valery Nikolayevich Yashin	1941	OJSC Svyazinvest, General Manager Holds the shares of the Company

Board of Directors of OJSC North-West Telecom
(Elected at the Annual General meeting of the Shareholders on June 23, 2003)

No.	Full name	Date of birth	Position
1.	Vadim Yevgenyevich Belov	1958	OJSC Svyazinvest, Deputy General Manager Holds no shares of the Company
2.	Yury Alexandrovich Bilibin	1971	OJSC Svyazinvest, Assistant General Manager Holds no shares of the Company
3.	Alexandr Alexandrovich Gogol	1946	St. Petersburg State University of Telecommunications, Rector Holds no shares of the Company
4.	Alexandr Vyacheslavovich Ikonnikov	1971	Director of Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors Holds no shares of the Company
5.	Oleg Anatolyevich Lebedinets	1977	Brunswick Asset Management Company Director of analytical department Holds no shares of the Company
6.	Dmitry Vladimirovich Levkovsky	1965	NCH Advisors Inc. Company, Vice-President Holds no shares of the Company
7.	Irina Mikhailovna Ragozina	1950	Manager of the Department of corporate management, OJSC Svyazinvest Holds no shares of the Company
8.	Ivan Ivanovich Rodionov	1953	"AIG - Brunswick Capital Management" Company, Managing director Holds no shares of the Company
9.	Sergey Vladimirovich Soldatenkov	1963	General Manager, OJSC Megafon Holds the shares of the Company
10.	Alexandr Abramovich Sysoyev	1949	OJSC North-West Telecom, General Manager (prior to 03.10.2003), OJSC Telecominvest, Deputy General Manager Holds the shares of the Company
11.	Valery Nikolayevich Yashin	1941	OJSC Svyazinvest, General Manager Holds the shares of the Company

In compliance with article 7 of the Provisions of the Board of Directors, approved by the decision of the Joint (Extraordinary) General Meeting of the Shareholders of 14th February 2003, Members of the Board of Directors are reimbursed for expenses related to their discharge of the duties of the Members of the Board of Directors, and a remuneration is paid.

The remuneration consists of a quarterly remuneration, which is established for each Member of the Board of Directors as a percentage of the Company's proceeds from the sale of goods, jobs and services for the quarter under report according to the data of the Company's accounting, and an annual remuneration, which is established for the entire Board of Directors as a percentage of the Company's net profit for the year under report according to the data of the Company's accounting.

At the same meeting, the standard remunerations were established: 0.0065% of the proceeds for quarterly remuneration and 0.4% of the net profit for annual remuneration.

The Board of Directors suggested that the annual general meeting of the shareholders of 23rd June 2003 should reduce the standard quarterly remuneration to 0.0062% of the proceeds and leave the standard annual remuneration without changes.

In 2003 the total amount of remuneration to Members of the Board of Directors was 7126947 roubles or 53992 roubles per month for each.

Information on the Work of the Board of Directors of OJSC North-West Telecom for the period from 1st January till 31st December 2003

Number of sessions of BD: 28; including those with the actual presence of members: 14; those held by correspondence: 14

Basic issues:

- Approving the work plan of the Board of Directors
- Approving the members and the work plans of the Committees of the Board of Directors
- Appointing the members of the Management Board and setting their terms of office
- Setting the priority areas of the Company's activities, including the approval of the annual budget, budgets for the medium- and long-term periods, Company's development strategies and programmes
- Approving the Quarterly Reports of the Company on Securities
- Considering the results of achieving the key figures of the Company's budget
- Placing bonds and other issued securities by the Company
- Approving the Company's marketing strategy
- On the progress of implementing the Company's investment programme, and considering the medium-term investment programme
- On the forecast of the Company's economic development till the year 2010
- On making a contract of audit
- On the state of the payphone business in the Company
- Approving big transactions and related-party transactions included in the terms of reference of the Board of Directors
- On the progress of work on the introduction of the time-based billing system for local calls on the networks
- On efficiency of Company's participation in other organizations
- Miscellaneous.

COMPOSITIONS OF THE COMMITTEES OF THE BOARD OF DIRECTORS
(Approved by the Decision of the Board of Directors of OJSC North-West Telecom,
Minutes No.29-03 of 28th November 2003

Committee for Corporate Management

Chairperson:

I.M. Ragozina – Manager of the Department of corporate management, OJSC Svyazinvest, member of the Board of Directors

Members of the Committee:

A.V. Ikonnikov – Member of the Board of Directors

N.G. Bredkov – Deputy General Manager – Manager in charge of corporate management, OJSC North-West Telecom

O.V. Petrova – Deputy Head of the methodology division, Corporate Management Department, OJSC Svyazinvest

Committee for Budget:

Chairperson:

V.Ye.Belov – Deputy General Manager, OJSC Svyazinvest

Members of the Committee:

Ye.V. Zabuzova – Deputy director of the Department for economic policy, OJSC Svyazinvest

A.V. Shalagin

O.A. Lebedinets – Member of the Board of Directors

Committee for Corporate Funding and Investment:

Chairperson:

Yu.A. Bilibin – Assistant General Manager, OJSC Svyazinvest Member of the Board of Directors

Members of the Committee:

S.V. Soldatenkov – Member of the Board of Directors

A.A. Gogol – Member of the Board of Directors

D.V.Levkovsky – Member of the Board of Directors

Committee for Reporting and Remuneration:

Chairperson:

I.I. Rodionov – Managing Director, AIG-Brunswick Capital Management Company, member of the Board of Directors

Members of the Committee:

O.A. Lebedinets – Member of the Board of Directors

A.V. Ikonnikov – Member of the Board of Directors

Associate members
(with the right of advisory vote)

N.V. Filippova – Executive Manager- director of the Human Resources Management department, OJSC Svyazinvest

Ye.B. Stepanov – Personnel Management Director of OJSC NWT (does not participate in the work of the Committee on the issues of audit).

Information on Operation of the Committees of the Board of Directors of OJSC North-West Telecom for the period from 1st January till 31st December 2003

Committee for Corporate Management

5 sessions were held.

Subjects:

- On the organizational framework of branches;
- On liquidating the Cherepovetselectrosvyaz branch and on creating a unit, Cherepovets United Communication Centre, on its basis, in the framework of the branch Electrosvyaz of Vologda Oblast;
- On reorganization of OJSC NWT.

Committee for Budget:

6 sessions were held.

Subjects:

- On the budget for the year 2003 and its adjustments;
- Reports on budget execution;
- On the Provisions on Budgeting, Analysis and Control over Budget Execution.

Committee for Corporate Funding and Investment:

3 sessions were held.

Subjects:

- On introducing new approaches towards investment planning;
- On expediency of participation in some subsidiaries;
- On the progress of fulfilling the investment Programme of the Company and on the basic areas of investment for the year 2004.

Committee for Reporting and Remuneration:

6 sessions were held.

Subjects:

- On improving the system of remuneration of the Members of the Management Board and the Board of Directors;
- On draft contracts with Members of the Management Board;
- On payment of remuneration to the General Manager.

13.2. General Manager

General Manager – Chairperson of the Management Board – Sergey Ivanovich Kuznetsov

Sergey Ivanovich Kuznetsov was born on 25th December 1953 in the town of Rustavi of the Georgian Soviet Socialist Republic.

In 1981 he graduated from the North-Western Extra-Mural Polytechnic Institute, majoring in the speciality Computers.

In the period from 1975 to 1992 he climbed the ladder from the position of the electrician at the Petrogradsky Telephone Centre to that of the Chief Engineer of the Nekrasovsky Telephone Centre of the Leningrad City Telephone Network.

In 1992-1994 he was the General Manager of JSCCT Delta Telecom.

In 1994-1995 he was the Vice-President of the Representative Office of the company AK Complus Holding.

In 1995-1998 he was the General Manager of OJSC Telecominvest.

In 1998-2001 he was the General Manager of CJSC Peterstar.

In 2001-2003 he was the General Manager of OJSC Rostelecom.

From October 2003 till now he has been the General Manager of OJSC North-West Telecom. Holds some shares of the Company.

In 2003 by the Order of the Minister of Communications and Informatization of RF, he was given the title of "Master of Communication".

Family status: married with four children.

According to the Articles of Association of the Company, the General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

The labour conditions, guarantees and compensations to the General Manager during his/her term of office are established by the contract of employment to be approved by a decision of the Board of Directors of the Company.

13.3. Management Board

Deputy General Manager – Manager in Charge of Corporate Management, OJSC North-West Telecom – Nikolay Gennadyevich Bredkov

Nikolay Gennadyevich Bredkov was born on 25.05.1953 in the settlement of Nordvik, Krasnoyarsk Kray. In 1975 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications, and in 1991 - from the Moscow Institute of Communications, majoring in Economics and Organization of Communications.

From 1975 till 1978 he worked as an engineer for the Leningrad Department of the Central Research Institute of Communications.

In 1978-1989 he made a career from an engineer to the manager of the Laboratory of Industrial Engineering and Production Management (NOT I UP) of the Leningrad City Telephone Network.

Since 1989 he worked for OJSC Petersburg Telephone Network (OJSC PTN), and from 1994 till 2001 he was the Deputy Director in Charge of Economics and Finance.

Since January 2001 - Director in Charge of Structural Re-organization – Manager of the Structural Re-organization Department of the Corporate Management Service of OJSC PTN, OJSC North-West Telecom (OJSC NWT).

Since April 2002 till now he has been the Deputy General Manager – Corporate Management Director of OJSC North-West Telecom.

By the Order of the Minister of Communications and Informatization of RF of 10.10.03, he was given the title of "Master of Communication".

Family status: married, with a son.

Regional Manager of Electrosvyaz of the Republic of Karelia - the branch of OJSC North-West Telecom – Sergey Mikhaylovich Gavryushev

Sergey Mikhailovich Gavryushev was born on 3rd May 1951 in the city of Petrozavodsk of the Karelian Autonomous Soviet Socialist Republic. In 1973 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

From 1979 till 2002 he made the career from being the senior engineer of the Production Laboratory of the Petrozavodsk Telephone Network to the General Manager's position.

Starting from November 2002 till now he has been the Regional Manager of the branch Electrosvyaz of the Republic of Karelia of OJSC North-West Telecom.

In 1996 by the Order of the Minister of Communications and Informatization of RF, he was given the title of "Master of Communication"; in 1996 he was also given the title of "Honoured Worker of Communications of the Republic of Karelia".

Family status: married, with a son and a daughter.

Deputy General Manager – Manager in Charge of Operational Management and Business Development, OJSC North-West Telecom – Ilya Vladimirovich Kravchuk

Ilya Vladimirovich Kravchuk was born on 12th September 1975 in the town of Gatchina of Leningrad Oblast. In 1997 he graduated from the St. Petersburg State University of Economics and Finance, majoring in Finance and Credits, with honours.

From 1997 to 1998 he worked for OJSC St. Petersburg Telegraph.

In 1998 he became the manager of the securities department of OJSC Lensvyaz; later he was the secretary of the Board of Directors, and in June 2002 he was appointed the commercial manager.

Since August 2002 he was the Assistant General Manager of OJSC North-West Telecom (NWT), and then the Acting Deputy General Manager - Operational Management and Business Development Manager.

Since April 2003 till now he has been the Deputy General Manager – Operational Management and Business Development Manager of OJSC NWT.

Family status: married.

Regional manager, PTN Branch of OJSC NWT – Igor Nikolayevich Samylin

Igor Nikolayevich Samylin was born on 05.04.1957 in Leningrad. In 1980 he graduated from the Leningrad Polytechnic Institute named after M.I. Kalinin, majoring as Electrophysics Engineer; in 1997 he graduated from the Open University of Great Britain, majoring in Financial Management; and in 2000 he got the second certificate of higher education, having graduated from the St. Petersburg Prof. M.A. Bonch-Bruyevich State University of Telecommunications.

From 1993 to 1997 he climbed the ladder from the position of a system administrator to the Deputy Director of the St. Petersburg branch of CTJSC DHL International.

From 1997 to 1998 he was he first Deputy General Manager and the General Manager of CJSC Neda.

From 1998 to 1999 he was the manager of the branch Vyborgsky Telephone Centre of OJSC PTN. From 1999 till 2000 - Director in Charge of Work with Clients – Manager of the Department of Work with Clients of OJSC PTN.

From June 2000 - First Deputy General Manager – Commercial Manager of OJSC PTN and then, starting from April 2002 till February 2003 - Deputy General Manager – Operational Management and Business Development Manager – Regional Manager of the PTN branch.

Starting from February 2003 till now he has been the Regional Manager of the PTN branch.

Candidate of Technical Sciences.

By the Order of the Ministry of Communication and Informatization of RF of 29.08.02, he was given the title "Master of Communication".

Family status: married, with a son.

Deputy General Manager - Manager in Charge of Strategic Development and Technical Policy, OJSC North-West Telecom – Oleg Anatolyevich Semanov

Oleg Anatolyevich Semanov was born on 29th May 1967 in the city of Krasnodar. In 1992 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

In 1992-1998 he worked as an engineer – the principal engineer at the automatic long-distance telephone exchange of the city of Arkhangelsk.

In 1998 he was moved to the position of the Communication Network Operation and Operational Technological Management Manager to the Main Board of OJSC Artelecom of Arkhangelsk Oblast.

Starting from November 2002 he was the Deputy Regional Operation Manager of the branch Artelecom of Arkhangelsk Oblast of OJSC North-West Telecom, and since October 2003 he has been the Deputy Regional Development Manager.

Since November 2003 till now he has been the Deputy General Manager – Strategic Development and Technological Policy Manager of OJSC North-West Telecom.

Family status: married, with a son and a daughter.

Chief Accountant, OJSC North-West Telecom – Maya Mikhaylovna Semchenko

Maya Mikhaylovna Semchenko was born on 20.07.1967 in Leningrad. In 1989 she graduated from the Leningrad Institute of Ship-Building awarded the Order of Lenin, majoring in Economics and Organization of Engineering Industry; in 1996 she was given the certificate of a professional manager at the Open University of Great Britain; and in 1997 she received the accountant's qualification certificate.

From 1992 till 2000 she worked for CJSC Delta Telecom, where, from 1995 till 1999, she held the position of Chief Accountant, and from 1999 till 2000 the position of the Company's Financial Manager.

From February 2000 she was the Chief Accountant of OJSC Petersburg Telephone Network. From April 2002 till now she has been the Chief Accountant of OJSC North-West Telecom.

Family status: married, with a daughter.

Director in Charge of Personnel Management, OJSC North-West Telecom – Evgeny Borisovich Stepanov

Yevgeny Borisovich Stepanov was born on 21st February 1978 in Leningrad. In 2000 he graduated from the St. Petersburg State University, *majoring in Psychology*.

In 1997 he started working in the position of the Assistant Manager of the Personnel Department in OJSC Telecominvest, where, starting from September 2000, he held the position of Personnel Manager.

From October 2003 till now he has been the Personnel Management Director of OJSC North-West Telecom.

Family status: single

Director of the Finance Department, OAO SvyazInvest - Yelena Vladimirovna Umnova

Yelena Vladimirovna Umnova was born on 10th August 1954 in St. Petersburg. In 1976 she graduated from the Voronezh Polytechnic University, majoring as Economics Engineer. In 1994-1995 she underwent training under the TACIS programme, studying Credit Analysis, Banking in the USA: Organization, Strategy, Operations on the basis of Agri Bank, Saint Paul Minnesota, the USA; in 1998 she underwent training, studying Deposit Crediting Operations on the basis of the Credit Swiss First Boston bank, Geneva.

In April 1991 she started her work as Commercial Economist of the Management Board of the Inter-regional Stock Bank Yugo-Vostok, Voronezh, then she was appointed the Credit Department Manager and later the Economic Department Manager.

From 1998 she was the Department Manager and then the Office Manager of the branch of OJSC Bank MENATEP, Voronezh. In 1999-2003 she was the Deputy manager of the branch of OJSC Bank MENATEP St. Petersburg, Voronezh.

Starting from March 2003 till now she has been the Finance Department Director of OJSC Svyazinvest.

Family status: married, with a son.

Deputy General Manager - Manager in Charge of Property Management, OJSC North-West Telecom – Grigory Borisovich Chernyak

Grigory Borisovich Chernyak was born on 20.10.1949 in the city of Gomel, Byelorussian SSR.

In 1971 he graduated from the Byelorussian Institute of Railway Transport Engineers, majoring in Industrial and Civil Engineering.

In 1974 he started his work as the civil engineer of Petrogradsky Telephone Centre of the Leningrad Telephone Network (LGTS).

After several stages of his career, in the 1990s he became the Deputy Manager of the Leningrad City Telephone Network.

From 1994 he was the General Issues Manager of OJSC Petersburg Telephone Network (PTN).

From July 2002 till now he has been the Deputy General Manager – Property Management Director of OJSC North-West Telecom (NWT) - General Issues Manager of the PTN branch.

By the Order of the Minister of Communications and Informatization of RF of 13.04.00, he was given the title of "Master of Communication".

Family status: Married, with two sons.

Remuneration to Members of the Management Board

In compliance with article 6 of the Provisions of the Management Board, approved by the decision of the Joint (Extraordinary) General Meeting of the Shareholders of 14th February 2003, Members of the Management Board are reimbursed for expenses related to their discharge of the duties of the Members of the Management Board of Directors, and a quarterly remuneration is paid.

The quarterly remuneration shall be established in per cent of the Company's net profit for the quarter under report according to the data of the Company's reports and accounts. The standard (percentage) of deductions for the calculation of the remuneration, as well as the distribution of the remuneration among Members of the Management Board is determined by the decision of the Company's Board of Directors upon proposal of the Chairperson of the Management Board.

In 2003 the total amount of remuneration to Members of the Management Board was 3862956 roubles, or 40239 roubles per month, for each Member.

13.4. Auditing Committee

DATA ON THE MEMBERS OF AUDITING COMMITTEE, OJSC NORTH-WEST TELECOM
(Elected at the Joint General Meeting of Shareholders (Extraordinary) on February 14, 2003)

No.	Full name of the candidate	Position
1	Konstantin Vladimirovich Belyaev	Chief Accountant, OJSC Svyazinvest
2	Lyubov Alexandrovna Greseva	Chief Specialist of the Department of Internal Audit and Economic Analysis, Svyazinvest OJSC
3	Elena Alexandrovna Kukina	Chief Specialist of the Corporate Financing and Direct Investment Department of OJSC Svyazinvest
4	Andrey Yakovlevich Lang	Deputy Director in charge of economics and finance of OJSC North-West Telecom
5	Mariya Leonidovna Pravdina	Head of the Investment department, OJSC North-West Telecom
6	Irina Viktorovna Prokofyeva	Deputy Director - Head of the Department of Internal Audit and Economic Analysis, OJSC Svyazinvest
7	Natalia Vladimirovna Fedorova	Chief accountant of the Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast

DATA ON THE MEMBERS OF AUDITING COMMITTEE, OJSC NORTH-WEST TELECOM
(Elected at the Joint General Meeting of Shareholders (Extraordinary) on June 23, 2003)

No.	Full name of the candidate	Position
1	Sergey Ivanovich Alekhin	Leading specialist of the Internal audit Department, OJSC Svyazinvest
2	Konstantin Vladimirovich Belyaev	Chief Accountant, OJSC Svyazinvest
3	Andrey Yakovlevich Lang	Deputy Director in charge of economics and finance of OJSC North-West Telecom
4	Mariya Leonidovna Pravdina	Head of the Investment department, OJSC North-West Telecom
5	Irina Viktorovna Prokofyeva	Deputy Director - Head of the Department of Internal Audit and Economic Analysis, OJSC Svyazinvest
6	Larisa Mikhaylovna Tareyeva	Leading Specialist of the Department of Direct Investment and Property of OJSC Svyazinvest
7	Natalia Vladimirovna Fedorova	Chief accountant of the Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast

INFORMATION ON THE WORK OF THE AUDITING COMMITTEE OF THE COMPANY

The Auditing Committee has held 3 sessions. 2 audits of financial and economic operation of the Company have been carried out. The audits have been carried out in the following fields: reliability of the data presented in the accounts and reports for the year 2003, procedure of accounting and financial reporting for 2003. Based on the results of the audits, a REPORT of the Auditing Committee has been made on the outcome of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2003.

XIV. DATA ON THE COMPANY OBSERVING THE CODE OF CORPORATE *BEHAVIOUR*

CONTENTS AND FORM OF PRESENTING DATA ON OBSERVING THE CODE OF CORPORATE BEHAVIOUR IN THE ANNUAL REPORT OF THE JOINT-STOCK COMPANY

No.	Provision of the Code of *Corporate* Behaviour	Observed or not observed	Note
1	2	3	4
	General Meeting of the Shareholders		
1	Notifying the shareholders on the fact of holding the general meeting of the shareholders at least 30 days before the date on which it is to be held irrespective of the issues included in its agenda, unless the law provides for a longer period.	Not observed	
2	The shareholders may get familiarized with the list of those entitled to participation in the general meeting of the shareholders starting from the day of notification on the fact of holding the general meeting of the shareholders till the closure of the general meeting of the shareholders held with attendance of participants, or till the date on which acceptance of voting ballots is over in case of absentee general meeting of the shareholders.	Observed partially	Clause 7.5 of the Articles of Association
3	The shareholders may get familiarized with the information (materials) to be provided during the preparation for the general meeting of the shareholders, through electronic communication facilities, including Internet.	Observed	http://www.nwtelecom.ru/
4	A shareholder may put forward an issue to be included in the agenda of the general meeting of the shareholders or request convoking a general meeting of the shareholders without presenting an excerpt from the register of shareholders, if his/her/its rights to shares are recorded in the system of keeping a register of shareholders; if his/her/its rights to shares are recorded on a custody account, then a statement of the custody account is sufficient for exercising the said rights.	Observed	Clause 12.6 of the Articles of Association and clause 2.6 of the Provisions on the General Meeting of the Shareholders
5	The Articles of Association or the bylaws of the joint-stock company contain a requirement of the obligatory attendance of the general meeting of the shareholders by the General Manager, Members of the Management Board, Members of the Board of Directors, Members of the Auditing Committee and the auditor of the joint-stock company.	Not observed	In the established practice, the said officials attend the general meeting of the shareholders without a formal statement of the obligation in the Articles of Association. According to the Articles of Association of the Company, the General Manager presides over the general meeting of the shareholders, and the Company ensures the possibility of attendance for

			all members of the said bodies.
6	Obligatory attendance by candidates when the general meeting of the shareholders considers the issues of electing Members of the Board of Directors, General Manager, Members of the Management Board, Members of the Auditing Committee and the issue of approving the auditor of the joint-stock company	Observed	The Company ensures the possibility of attendance by all candidates for election to the said bodies
7	Bylaws of the joint-stock company provide for a procedure of registration of the participants of the general meeting of the shareholders	Observed partially	Registration is carried out according to the rules of an independent registrar. Clauses 8.1 and 8.2 of the Provisions on the General Meeting of the Shareholders
	Board of Directors		
8	The Articles of Association of the joint-stock company provide for the power of the Board of Directors to approve annually the financial and economic plan of the joint-stock company	Observed	Clause 13.4.1 of Articles of Association. The Board of Directors approves the budget
9	The joint-stock company has a risk management procedure approved by the Board of Directors.	Not observed	There is no single risk management procedure. Because of the large scale of the Company's operation, risk management is regulated by a number of Company's bylaws.
10	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to take a decision on suspending the powers of the General Manager appointed by the general meeting of the shareholders.	Not applied	According to subclause 26, clause 13.4 of the Company's Articles of Association, appointment and early dismissal of the Company's General Manager is within the terms of reference of the Board of Directors.
11	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to establish requirements for the skills and amount of remuneration of the General Manager, Members of the Management Board and managers of the basic structural divisions of the joint-stock company	Observed	Clause 13.4.33) of the Articles of Association. Contracts of employment with the said officials are approved by the Board of Directors
12	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to approve terms and conditions of contracts with the General Manager and Members of the Management Board	Observed	Clause 13.4.33) of the Articles of Association.
13	The Articles of Association or the bylaws of the joint-stock company contain a requirement that when terms and conditions of contracts with the General Manager (managing organization, manager) and Members of the Management Board are approved, votes of the Members of the Board of Directors who are the General Manager	Not observed	

	and Members of the Management Board are not counted		
14	The Board of Directors of the joint-stock company includes at least 3 independent directors meeting the requirements of the Code of Corporate Behaviour	Observed	
15	The Board of Directors of the joint-stock company does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
16	The Board of Directors of the joint-stock company does not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
17	The Articles of Association of the joint-stock company contain a requirement of electing the Board of Directors by cumulative voting	Observed	Clause 12.24) of the Articles of Association
18	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed partially	Clause 3.2 of the Provisions on the Board of Directors "A Member of the Board of Directors shall: be loyal to the Company…"
19	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to notify the Board of Directors in writing on any intention to make a transaction with any securities of the joint-stock company, of whose Board of Directors they are Members, or of its affiliates (subsidiaries), and to disclose information on any transactions made by them with any such securities	Observed	Provisions on the Board of Directors: clauses 3.2.9, 3.2.10
20	The bylaws of the joint-stock company contain a requirement of holding meetings of the Board of Directors at least once in six weeks	Not observed	Consideration of big transactions and related-party transactions and other issues in compliance with the Articles of Association and the laws makes it objectively necessary to hold at least two meetings per month.
21	Holding meetings of the Board of Directors of the joint-stock company during the year, for which the annual report of the joint-stock company is made up, at an interval of at least once in every six weeks	Observed	

22	The bylaws of the joint-stock company provide for a procedure of holding meetings of the Board of Directors	Observed	Provisions on the Besides, Article 6.
23	The bylaws of the joint-stock company contain a provision that the Board of Directors must approve of joint-stock company's transactions for amounts of 10 or more per cent of the value of the company's assets, except for transactions made in the course of normal economic operation	Observed	Clause 13.4.19) of the Articles of Association
24	The bylaws of the joint-stock company provide for the right of Members of the Board of Directors to get from executive bodies and managers of basic structural divisions of the joint-stock company any information required to perform their duties, and for responsibility for failure to present such information	Observed	Clause 3.1.1 of the Provisions on the Board of Directors
25	There is a committee of the Board of Directors in charge of strategic planning, or the functions of such a committee are vested in another committee (except for the committee for audit and the committee for personnel and remunerations)	Observed	Corporate Financing and Investment Committee
26	There is a committee of the Board of Directors (the committee for audit), which recommends an auditor of the joint-stock company to the Board of Directors and interacts with it and with the Auditing Committee of the joint-stock company	Observed	All necessary functions of the committee for audit are performed by the committee for reporting and remunerations
27	The committee for audit includes only independent and non-executive directors	Observed partially	In the committee for reporting and remunerations, the personnel management director is the associate member with the right of advisory vote. In the committee for reporting and remunerations, only independent and non-executive directors have the right of vote.
28	The management of the committee for audit is the responsibility of an independent director	Observed	
29	The bylaws of the joint-stock company provide for the right of access for all members of the audit committee to any documents and information of the joint-stock company, provided they do not disclose confidential information	Observed	Clause 3.1.1 of the Provisions on the Board of Directors
30	Creating a committee of the Board of Directors (the committee for personnel and remunerations), the function of which is to determine the criteria of selecting candidates to Members of the Board of Directors and to develop a policy of the joint-stock company in the field of remuneration	Observed partially	The committee for reporting and remunerations develops only the policy in the field of remuneration.
31	The management of the committee for personnel and remunerations is the responsibility of an independent director	Observed	The committee for reporting and remunerations is headed by an independent director

32	The committee for personnel and remunerations does not include any officials of the joint-stock company	Observed partially	In the committee for reporting and remunerations, the personnel management director is the associate member with the right of advisory vote.
33	Creating a committee of the Board of Directors for risks or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Not observed	Each committee of the Board of Directors discharges the functions of considering risks in its area of operation
34	Creating a committee of the Board of Directors for settling corporate conflicts or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed	Committee for Corporate Management
35	The committee for settling corporate conflicts does not include any officials of the joint-stock company	Not observed	Presence of a Company's representative in the committee is advisable for promptly settling corporate conflicts. Only one official of the Company is present within the committee.
36	The management of the committee for settling corporate conflicts is the responsibility of an independent director	Not observed	There are various interpretations of the "independence" concept by different sources
37	There are bylaws of the joint-stock company approved by the Board of Directors providing for the procedure of forming and work of the committees of the Board of Directors	Observed	Provisions on Committees of the Board of Directors
38	The Articles of Association of the joint-stock company provide for the procedure for determining the quorum of the Board of Directors allowing to ensure obligatory participation of independent directors in meetings of the Board of Directors	Not observed	1. The algorithm of the activities of the Board of Directors is set forth in the Provisions on the Board of Directors. All Members of the Board of Directors are always notified of meetings of the Board of Directors and, if necessary, may take part in them either personally or by expressing their decision in writing.
	Executive Bodies		
39	The joint-stock company has a collective executive body (management board)	Observed	Article 14 of the Articles of Association
40	The Articles of Association or the bylaws of the joint-stock company contain a provision that the Management Board must approve of transactions with real estate or transactions of receiving loans by the joint-stock company, unless said transactions are classified as big transactions and unless they are a part of the normal	Observed partially	Clause 13.4.19) of the Articles of Association. The terms of reference of the Board of Directors include approval of transactions worth of more than 0.75%

	economic activities of the joint-stock company		of the assets balance value
41	The bylaws of the joint-stock company provide for a procedure of agreeing upon operations that are beyond the financial and economic plan of the joint-stock company	Observed partially	Clause 13.4.2) of the Articles of Association: The Board of Directors deals with "preliminarily approval operations which are beyond the framework established by the annual budget of the Company"
42	The executive bodies do not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	OJSC NWT is a monopolist and has no real competitors
43	The executive bodies of the joint-stock company do not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market. If the duties of the sole executive body are discharged by a managing organization or a manager, the general manager and the members of the management board of the managing organization or manager must meet the requirements for the General Manager and Members of the Management Board of the joint-stock company	Observed	
44	The Articles of Association or bylaws of the joint-stock company provide for a prohibition for the managing organization (manager) to discharge the same functions in a competing company or to be in any other privity with the joint-stock company, besides providing the services of the managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company. OJSC NWT is a monopolist and has no real competitors.
45	The bylaws of the joint-stock company provide for the obligation of the executive bodies to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed partially	Clause 2.2 of the Provisions on the Management Board The Management Board must be guided by the interests of the Company and its shareholders.
46	The Articles of Association or bylaws of the joint-stock company provide for criteria of selecting a managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company.
47	The executive bodies of the joint-stock company present monthly reports on their work to the Board of Directors	Observed	Meetings of the Board of Directors are held 2 or 3 times a month. Various issues of the Company's

			activities are put forward for their consideration according to the plan on behalf of the Management Board. Meetings of the Board of Directors regularly consider the issues of fulfilling decisions of the general meeting of the shareholders and of the Board of Directors, and information on Company budget execution is considered on a quarterly basis.
48	Contracts concluded by the joint-stock company with the General Manager (managing organization or manager) and the Members of the Management Board set forth a liability for breaking any provisions on the use of confidential or housekeeping information	Observed	The commitment of non-disclosure of commercial secrets or any other confidential information in the contract of employment
	Secretary of the Company		
49	The joint-stock company has a special official (secretary of the company), whose task is to ensure the observance by the bodies and officials of the joint-stock company of the procedural requirements guaranteeing the rights and legal interests of the company's shareholders	Observed partially	The Articles of Association provide for the position, however, so far there is no such official
50	The Articles of Association or bylaws of the joint-stock company provide for a procedure of appointing (electing) the company secretary and set forth the duties of the company secretary	Observed partially	Subclause 32, clause 13.4 and article 16 of the Company's Articles of Association. The duties of the secretary will be recorded in a special bylaw of the Company and in a contract with the Corporate Secretary.
51	The Articles of Association of the joint-stock company provide for requirements for the candidature of the company secretary	Not observed	Such requirements in the Articles of Association would make the Articles of Association "heavier". It would be more expedient to set forth such requirements in the Provisions on the Corporate Secretary or in the Corporate Secretary's job description.
	Important Corporate Actions		
52	The Articles of Association or bylaws of the joint-stock company provide for a requirement of approving a big transaction before it is made	Observed	Clause 12.2.17) of the Articles of Association.
53	An independent appraiser must be invited to evaluate the market value of assets being the subject of a big transaction	Not observed	All big transactions are to be approved by the Board of Directors, which is entitled to invite experts in

			accordance with the Provisions on Committees of the Board of Directors
54	The Articles of Association of the joint-stock company provides for a prohibition of taking, in case of acquiring big blocks of shares of the joint-stock company (merger), any actions aimed at protecting the interests of the executive bodies (members of such bodies) and Members of the Board of Directors of the joint-stock company or deteriorating the position of the shareholders as compared to the current position (among other things, a prohibition for the Board of Directors to take, before the expected period of shares acquisition is over, a decision on issuing extra shares, on issuing securities convertible into shares or securities entitling their holders to acquisition of company's shares, even if the right of taking such a decision is granted to it by the Articles of Association)	Not observed	Providing for a direct prohibition of breaking a right granted by the Articles of Association is unnecessary, as the shareholders' rights set forth in the Articles of Association are protected by the active law.
55	The Articles of Association of the joint-stock company provide for a requirement that an independent appraiser must be invited to evaluate the current market value of shares and possible changes in their market value as a result of merger	Not observed	Inviting an appraiser is unnecessary, as, according to clause 2 of article 80 of the Federal Law On Joint-Stock Companies, a party who has acquired 30 or more per cent of common shares must make an offer that the shareholders sell common shares to it at the market price, however, no lower than their average weighted price for the six months preceding the acquisition date.
56	The Articles of Association of the joint-stock company do not absolve the acquirer from the obligation to make an offer that the shareholders sell common shares of the company held by them (issued securities convertible into common shares) in case of merger	Observed partially	Clause 12.2.22) of the Articles of Association: he/she/it may be absolved upon decision of the majority of the votes of the shareholders holding voting shares
57	The Articles of Association or bylaws of the joint-stock company provide for a requirement that an independent appraiser must be invited to determine the shares conversion ratio in case of reorganization	Observed	Clause 3, article 34 of the Federal Law On Joint-Stock Companies: "In case of payment in non-monetary funds, an independent appraiser must be invited to determine the market value of such assets".
Disclosure of Information			
58	There is a bylaw approved by the Board of Directors and setting forth the rules and approaches of the joint-stock company towards information disclosure (Provisions on	Observed partially	The Information Regulations of the Company approved by the

	Information Policy)		Management Board and the Provisions on Providing Documents to Shareholders
59	The bylaws of the joint-stock company contain a requirement of disclosing information on the goals of shares floatation, on the parties intending to acquire shares to be floated, including a big block of shares, and on whether the top officials of the joint-stock company are going to participate in acquiring the floated shares of the company	Not observed	Article 22 of the Federal Law "On the Securities Market: the Offering Circular must contain information on the goals of the issue. In case there are many shareholders in the Company, it is hardly practicable to implement the requirement of disclosing information on all the parties intending to acquire shares.
60	The bylaws of the joint-stock company contain a list of information, documents and materials to be provided to shareholders for taking decisions on the issues discussed at the general meeting of the shareholders	Observed	Clause 12.13 of the Articles of Association and the Provisions on the Procedure of Providing Documents to Shareholders of OJSC NWT.
61	The joint-stock company has an Internet site and regularly discloses information on the joint-stock company on that Internet site.	Observed	http://www.nwtelecom.ru/
62	The bylaws of the joint-stock company contain a requirement of disclosing information on transactions of the joint-stock company with the parties, who, under the Articles of Association, are considered the top officials of the joint-stock company, as well as on transactions of the joint-stock company with organizations, in which top officials of the joint-stock company directly or directly own 20 or more per cent of the authorized capital of the joint-stock company or which such officials may otherwise significantly influence.	Observed partially	Article 82, 92 of the Federal Law On Joint-Stock Companies. Such information is published on the Internet site
63	The bylaws of the joint-stock company contain a requirement of disclosing information on all transactions that may influence the market value of joint-stock company's shares	Not observed	In its practical business intercourse, the Company has been publishing such information on the Internet site and in mass media.
64	There is a bylaw approved by the Board of Directors on using important information on the activities of the joint-stock company, on shares and other securities of the Company and on transactions with them, which is not accessible to the general public and the disclosure of which may have a significant influence on the market value of shares and other securities of the joint-stock company	Observed partially	The Provisions on Protection of Commercial Secrets have been approved by the General Manager only
	Control over Financial and Economic Operation		
65	There are procedures of internal control over the financial and economic operation of the joint-stock company, approved by the Board of Directors	Observed	Provisions on Budgeting, Provisions on Investment Planning

66	There is a special division of the joint-stock company ensuring the observance of internal control procedures (control and audit service)	Observed	Internal Audit Department
67	The bylaws of the joint-stock company contain a requirement of determining the structure and composition of the control and audit service of the joint-stock company by the Board of Directors	Observed	Provisions on the Internal Audit Department
68	The control and audit service does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
69	The control and audit service does not include any persons being members of executive bodies of the joint-stock company or persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
70	The bylaws of the joint-stock company provide for a fixed period of submitting to the control and audit service documents and materials for evaluation of a transacted financial or economic operation, as well as a liability of officials and employees of the joint-stock company for failure to submit them within the established time	Observed	Provisions on the Internal Audit Department, Comprehensive Audit Regulations
71	The bylaws of the joint-stock company provide for a duty of the control and audit service to provide information on any detected breaches to the audit committee or, if there is no such committee, to the Board of Directors of the joint-stock company	Observed	Provisions on the Internal Audit Department, Comprehensive Audit Regulations
72	The Articles of Association of the joint-stock company contain a requirement of a preliminary evaluation by the control and audit service of the expediency of transacting operations that are not provided for by the financial and economic plan of the joint-stock company (non-standard operations)	Not observed	Such transactions are preliminarily approved by the Board of Directors, which gets advice from internal services of the Company and may engage independent consultants
73	The bylaws of the joint-stock company provide for a procedure of agreeing upon a non-standard operation with the Board of Directors	Observed partially	Clauses 13.4.2) and 13.4.19) of the Articles of Association
74	There is a bylaw approved by the Board of Directors, that determines the procedure of carrying out audits of the financial and economic activities of the joint-stock company by the Auditing Committee	Observed	Provisions on the Auditing Committee
75	The audit committee evaluates the auditors' report prior to presenting it to shareholders at the general meeting of the shareholders	Observed	Subclause 2.3.2.d) of the Provisions on the Committee for Reporting and Remunerations
	Dividend		

76	There is a bylaw approved by the Board of Directors, used as guidelines by the Board of Directors when recommendations on the amount of dividend are taken (Provisions on the Dividend Policy)	Observed	Provisions on Dividend on Shares
77	The Provisions on the Dividend Policy provide for a procedure of determining the minimum share of the net profit of the joint-stock company, allocated for the payment of dividend, and the conditions, under which there is no payment or there is an incomplete payment of dividend on the preferred shares, the amount of dividend on which is determined in the Articles of Association of the joint-stock company	Observed	Clauses 2.1 and 3.1 of the Provisions on dividend Yielded by Shares of OJSC NWT
78	Publishing information on the dividend policy of the joint-stock company and on any changes introduced into such policy in a periodical provided for by the Articles of Association of the joint-stock company for publishing notifications on holding general meetings of the shareholders, and placing such information on the Internet site of the joint-stock company	Observed partially	Published on the Internet site of the joint-stock company only

ZAO Ernst & Young Vneshaudit
Malaya Morskaya Street, 23
St.Petersburg, 190000, Russia
Tel.: 7(812) 103-7800
Fax: 7 (812) 103-7810
www.ey.com/russia

ЗАО "Эрнст энд Янг Внешаудит"
Россия, 190000, Санкт-Петербург
Малая Морская ул., 23
Тел.: 7(812) 103-7800
Факс: 7(812) 103-7810
ОКНО: 23176670

AUDITOR'S OPINION
ON THE ACCOUNTS AND REPORTS OF OJSC NORTH-WEST TELECOM PREPARED BY AN INDEPENDENT AUDITING COMPANY

To shareholders of OJSC North-West Telecom

DATA ON THE AUDITOR

Name: CJSC ERNST & YOUNG VNESHAUDIT
Location: str. 1-1A, d. 20/12, Podsosensky per., Moscow, Russia, 105062.

Branch in St. Petersburg: 23, ul. Malaya Morskaya, St. Petersburg, 190000, Russia.

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 16th September 2002, series 77 No. 008050714, registered by the State Institution Moscow Registration Chamber on 30th August 1994, No. 033.468, under the basic state registration number 1027739199333.

License for auditing No. E003246 approved by the Order of the Ministry of Finance of RF of 17th January 2003, No. 9, issued for a period of five years.

DATA ON THE AUDITED PARTY

Name: OJSC North-West Telecom.
Location: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. State Registration: registered on May 06, 1993 by the Registration Chamber of the St. Petersburg Administration, registration No. 1027809169849.

Licenses for areas of operation requiring licenses:

Area of activities	No. of license	Issued by	Date of issue	Validity period of license
License for data transmission services provision	22792	Ministry of RF for Communication and Informatization	11.07.2002	11.07.2007
License for the provision of long-distance and international telephone communication services	23225	Ministry of RF for Communication and Informatization	01.08.2002	01.08.2007
Provision of local and long-distance telephone communication services (with addenda Nos. 1-5)	3166	Ministry Communication of RF	24.01.1997	01.07.2006
Other licenses, including 15 licenses for the provision of communication services.				

We have carried out an audit of the enclosed accounts of OJSC North-West Telecom for the period from January 1 till December 31, 2003 inclusive.

The accounts and reports of OJSC North-West Telecom consist of the balance sheet, profit and loss report marked with the words "For the Period under Report", capital changes report for the period from January 1 till December 31, 2003, cash flow report marked with the words "For the Year under Report", appendix to the balance sheet, concerning the indicators for the period from January 1 till December 31, 2003, and the explanatory note (notes 3 – 13) concerning the information for the period from January 1 till December 31, 2003 (hereinafter referred to as Accounts and Reports). The responsibility for preparing and submitting the accounts and reports rests with the management of OJSC North-West Telecom. Our duty consists in expressing our opinion on reliability of these accounts and reports in all essential aspects and on compliance of the accounting procedure with the legislation of the Russian Federation on the basis of the audit. We have not carried out an audit of comparable data for the period preceding the period under report, that are presented in the profit and loss report, capital changes report, appendix to the balance sheet and the explanatory note (notes 3 – 13) concerning the indicators for the period from January 1 till December 31, 2002, which had been prepared by OJSC North-West Telecom taking into account the organizations affiliated on November 1, 2002 in compliance with the principles set forth in Note 3 of the explanatory note. Nor have we carried out an audit of the data for the years 2001 and 2002 given in Appendix 2 to the Accounts and Reports, that are presented taking into account the affiliated organizations in such a way as if the reorganization took place as of January 1, 2001.

We have carried out the audit in compliance with the Federal Law "On Auditing", the approved federal regulations (standards) of auditing, and the Regulations (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation.

The audit was planned and carried out so as to obtain a reasonable confidence that the Accounts and Reports did not contain any serious deviations. The audit was carried out on a selective basis and included a study, on the basis of testing, of the evidence proving the values and disclosure of information on the financial and economic operations in these Accounts and Reports, evaluation of the accounting principles and methods, rules of preparing these Accounts and Reports and significant assessment values obtained by the management of the audited entity, as well as evaluation of the general presentation of the Accounts and Reports. We believe that the audit that has been carried out provides sufficient grounds to express our opinion on reliability of the Accounts and Reports in all essential aspects and on compliance of the accounting procedure with the legislation of the Russian Federation.

In our opinion, in 2003 the accounting procedure in respect of preparing the Accounts and Reports of OJSC North-West Telecom met the requirements of the Federal Law "On Accounting" No. 129-FZ of November 21, 1996, and the above Accounts and Reports prepared in compliance with the same Law reliably show in all essential aspects the financial standing of OJSC North-West Telecom as of December 31, 2003 and the results of its financial and economic operation for the period from January 1 till December 31, 2003 inclusive.

Without introducing any reservations into our opinion, we would like to draw your attention to note 13 of the explanatory note, which describes the fact that at the general meeting of the shareholders of April 15, 2004 the shareholders took a decision on reorganization of OJSC North-West Telecom in the form of affiliation of two subsidiaries of OJSC Svyazinvest, situated in the Northwestern region – OJSC Electrosvyaz of the Republic of Komi and OJSC Lensvyaz.

Without introducing any reservations into our opinion, we would like to draw your attention to note 4 "Analysis and Evaluation of the Structure of Balance and Dynamics of Profit" of the explanatory note, which indicates that the current liabilities if OJSC North-West Telecom exceed the circulating assets by 1,467 MIO roubles as of December 31, 2003, as well as the plans of the management to support the current liquidity and to reduce the circulating capital deficit.

The enclosed financial reports do not set a goal of presenting the financial standing or results of the operation according to the accounting principles or methods generally accepted in countries and other administrative or territorial formations besides Russia. Respectively, the enclosed financial accounts and reports are not intended for persons who do not know the Russian principles, procedures or methods of accounting.

April 16, 2004

Signature

Alexander Svistich,

Partner Official seal: ERNST & YOUNG VNESHAUDIT

Signature

Elina Rytseva,

Manager

Auditor's Qualification Certificate No. 039951 (general audit), issued on January 22, 2002, for an indefinite period.

BALANCE SHEET

			CODES
		Form No.1 under OKUD	**0710001**
as of	**31-Dec-03**	Date (year, month, day)	2003.12.31
Organization:	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	TIN	7808020593
Area of activities	**Communication**	under OKVED	64.20.11,12,22,3,21
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of the approval	
		Date of mailing (acceptance)	

ASSETS	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	3	4
I. NON-CIRCULATING ASSETS				
Intangible assets	110	110	115	10
Fixed assets	120	120	10,953,003	13,343,154
Capital investments	130	130	1,208,435	724,863
Profitable investment in stocks of materials and capital equipment	135	135		
Long-term financial investments	140	**140**	159,481	163,369
including:				
investment in subsidiaries		141	76,204	77,204
Investment in associate companies		142	33,145	33,092
Investment in other companies		143	33,006	30,047
other long-term financial investments		144	17,126	23,026
Deferred tax assets	145	145	126,749	261,047
Other non-circulating assets	150	150	205,104	736,553
Total for section I	190	**190**	12,652,887	15,228,996

ASSETS	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	3	4
II. CURRENT ASSETS				
Stocks	210	**210**	280,422	315,321
including:				
raw materials, materials and other similar values	211	211	205,362	220,214
expenditures in work-in-process (turnover costs)	213	213	788	582
finished products and goods for resale	214	214	11,111	10,953
shipped goods	215	215		
deferred expenses	216	216	63,161	83,572
other stock and expenses	217	217		
Value added tax on acquired values	220	220	407,099	615,000
Accounts receivable (expected in over 12 months after the reporting date)	230	**230**	17,009	46,601
including:				
buyers and customers	231	231		6,218
advances distributed		232		2,123
other debtors		233	17,009	38,260
Accounts receivable (expected within 12 months after the reporting date)	240	**240**	1,355,579	1,121,575
including:				
buyers and customers	241	241	978,949	971,548
advances distributed		242	201,177	62,953
other debtors		243	175,453	87,074
Short-term financial investments	250	250	12,959	6,841
Monetary funds	260	260	338,473	279,988
Other current assets	270	270	362	507
Total for section II	290	**290**	2,411,903	2,385,833
BALANCE (sum of lines 190 + 290)	300	**300**	15,064,790	17,614,829

LIABILITIES	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital	410	410	937,940	937,940
Added capital	420	420	6,941,473	6,859,040
Capital reserves	430	430	29,375	46,897
Own shares purchased from the shareholders	411	440		
Retained Profit (Uncovered Loss) of Previous Years.	470	460	2,820,322	2,755,301
Retained profit (uncovered loss) of the period under report	470	470	X	837,478
Total for section III	490	**490**	10,729,110	11,436,656
IV. LONG-TERM LIABILITIES				
Credits and loans	510	**510**	434,622	830,764
including:				
credits		511	17,383	
loans		512	417,239	830,764
Deferred tax liabilities	515	515	271,323	400,511
Other long-term liabilities	520	520	906,825	1,093,761
Total for section IV	590	**590**	1,612,770	2,325,036
V. SHORT-TERM LIABILITIES				
Credits and loans	610	**610**	579,006	963,764
including:				
credits		611	208,946	
loans		612	370,060	963,764
Accounts payable	620	**620**	2,063,014	2,842,497
including:				
suppliers and contractors	621	621	909,841	1,496,755
advances received	625	622	363,589	275,147
wage arrears	622	623	56,065	60,555
indebtedness to state out-of-the-budget funds	623	624	28,269	26,627
Debt in respect of taxes and fees	624	625	255,752	253,036
other creditors	625	626	449,498	730,377
Indebtedness to participants (founders) on income payment	630	630	50,557	15,981
Deferred income	640	640	30,333	30,895
Reserves for forthcoming costs	650	650	X	X
Other short-term liabilities	660	660	X	X
Total for section V	690	**690**	2,722,910	3,853,137
BALANCE (sum of lines 490 + 590 + 690)	700	**700**	15,064,790	17,614,829

Availability statement of valuables recorded on off-balance accounts

Index	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	3	4
Leased fixed assets	910	900	641,607	877,310
including those under leasing	911	901	200,019	313,535
Inventories accepted for custody	920	902	19,918	12,833
Goods accepted for commission	930	903	539	2,654
Insolvent debtors' indebtedness written-off to loss	940	904	347,181	670,707
Received liability and payment collaterals	950	905		23,748
Received liability and payment collaterals	960	906	492,112	1,033,253
Wear of residential fund	970	907	6,865	7,526
Wear of external improvements and other similar facilities	980	908	2,657	2,983
Funds for payment for communication services		909	5,258	15,892

Statement on the net assets value

Index	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	3	4
Net assets		1000	10,759,443	11,467,551

Manager ________________ **S.I. Kuznetsov**
(signature) (explanation of the signature)

Chief accountant ____________ **M.M. Semchenko**
(signature) (explanation of the signature)

April 27, 2004

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	0710002
for:	2003	Date (year, month, day)	2003.12.31
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer Identification Number	7808020593	TIN	7808020593
Area of activities	Communication	under OKVED	64.20.11,12,22,3,21
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

Index	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
I. Income from and expenses for normal activities				
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	010	12,336,392	10,091,841
services		011	11,959,978	9,778,167
Prime cost of sold goods, products, works and services	020	020	(9,483,725)	(7,443,369)
services		021	(9,316,348)	(7,300,095)
Profit (loss) from sales (lines 010 - 020)	050	**050**	2,852,667	2,648,472
II. OPERATING INCOME AND EXPENSES				
Interest receivable	060	060	23,326	11,207
Interest payable	070	070	(222,982)	(214,256)
Income from participation in other organizations	080	080	697	489
Other operating income	090	090	358,971	544,470
Other operating expenses	100	100	(1,004,793)	(1,625,542)
SOURCES OTHER THAN SALES				
Income from sources other than sales	120	120	261,133	129,317
sales	130	130	(945,849)	(871,654)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	**140**	1,323,170	622,503
Expenses for the profit tax (lines -151+152-153) including:		**150**	(484,480)	(439,801)
Deferred tax liabilities	142	151	(129,099)	(271,323)
Deferred tax assets	141	152	105,815	126,749
Current profit tax	150	153	(461,196)	(295,227)
Profit (loss) from normal activities (lines 140 - 150)		**160**	838,690	182,702

Index	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
IV. Extraordinary income and expenses				
Extraordinary income		170	4,223	
Extraordinary expenses		180	(5,435)	(8)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	190	**190**	837,478	182,694
FOR REFERENCE				
Contingent expenses (income) for the profit tax		201	(320,819)	(157,338)
Fixed tax liabilities	200	202	(178,395)	(462,931)
Fixed tax assets	200	203	14,734	180,468

Index	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
Base profit (loss) per share		301	0.00104	0.00063
Watered profit (loss) per share		302		

*** To be filled in the annual accounting report**

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	8,899	(2,383)	9,702	(54,796)
Profit (loss) of previous years		402	39,497	(196,927)	21,821	(39,052)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations		403	14,754	(12,210)	2,352	(4,648)
Exchange rates of foreign currency transactions		404	131,526	(147,541)	34,345	(210,561)
Deductions for estimate reserves		405	X	(409,042)	X	(1,128,138)
Writing off accounts receivable and payable		406	14,695	(11,391)	5,134	(113,098)

Manager ________________ **S.I. Kuznetsov**
(signature) (explanation of the signature)

Chief accountant ____________ **M.M. Semchenko**
(signature) (explanation of the signature)

April 27, 2004

CAPITAL CHANGES REPORT

			CODES
		Form No.03 under OKUD	0710003
for:	2003	Date (year, month, day)	2003.12.31
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer Identification Number	7808020593	TIN	7808020593
Area of activities	Communication	under OKVED	64.20.11,12,22,3,21
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

1.Change of Capital

Index	Index code	Line code	Authorized capitalAuthorized capital	Added capital	Capital reserves	Retained Profit (Uncovered Loss)	Total:
1	1a	2	3	4	5	6	7
Balance as of December 31, 2001		**100**	587,498	4,966,187	23,474	702,014	6,279,173
2002 year							
Changes in the accounting policy		101	X	X	X		
Result from revaluation of fixed asset objects		102	X		X		
Other		103	X		X		
Balance as of January 1, 2002		**104**	587,498	4,966,187	23,474	702,014	6,279,173
Items of capital changes:		**200**		(5,126)	5,901	65,036	65,811
Result from recalculation of foreign currency		201	X		X	X	
Net profit (loss) of the year under report		202	X	X	X	133,511	133,511
Dividend		203	X	X	X	(67,700)	(67,700)
Deductions to the reserve funds		204	X	X	5,901	(5,901)	
Issue of extra shares from own sources		205			X		
Increasing the face value of shares		206			X		
Change of capital upon the withdrawal of fixed assets		207	X	(5,126)	X	5,126	
Other		208					
Increasing of capital value through:		**210**	350,442	2,020,714		2,198,063	4,569,219
extra issue of shares at the expense of shareholders		211	350,442		X	X	350,442
corporation re-organization		212		2,020,714		2,198,063	4,218,777
other		213					
Decreasing of capital value through:		**220**		(40,302)		(217)	(40,519)
reducing the number of shares		221		X	X		
reducing the shares face value		222		X	X	X	
corporation re-organization		223					
other		224		(40,302)		(217)	(40,519)
Balance as of December 31, 2002		**300**	937,940	6,941,473	29,375	2,964,896	10,873,684
2003 year							
Changes in the accounting policy		301	X	X	X		
Result from revaluation of fixed asset objects		302	X		X		
Other		303	X		X	(144,574)	(144,574)
Balance as of January 1, 2003	**100**	304	937,940	6,941,473	29,375	2,820,322	10,729,110
Items of capital changes:		**400**		(29,764)	17,522	774,316	762,074
Result from recalculation of foreign currency		401	X		X	X	
Net profit (loss) of the year under report		402	X	X	X	837,478	837,478
Dividend		403	X	X	X	(75,404)	(75,404)

Index	Index code	Line code	Authorized capitalAuthorized capital	Added capital	Capital reserves	Retained Profit (Uncovered Loss)	Total:
1	1a	2	3	4	5	6	7
Deductions to the reserve funds	110	404	X	X	17,522	(17,522)	
Issue of extra shares from own sources	121	405			X		
Increasing the face value of shares	122	406			X		
Change of capital upon the withdrawal of fixed assets		407	X	(29,764)	X	29,764	
Other		408					
Increasing of capital value through:		**410**					
extra issue of shares at the expense of shareholders	121	411			X	X	
corporation re-organization	123	412					
other		413					
Decreasing of capital value through:		**420**		(52,669)		(1,859)	(54,528)
reducing the number of shares	132	421		X	X		
reducing the shares face value	131	422		X	X	X	
corporation re-organization	133	423					
other		424		(52,669)		(1,859)	(54,528)
Balance as of December 31, 2003	**140**	**500**	937,940	6,859,040	46,897	3,592,779	11,436,656

2. Reserves

Name	Index code	Line code	Balance as of the start of the year	Received	Used / restored	Balance as of the start of the year
1	1a	2	3	4	5	6
Reserve funds formed in accordance with the laws \tab Reserve fund		601	106,618	11,823	(89,066)	29,375
data for the year 2003		602	29,375	17,522		46,897
Reserve funds formed in accordance with the by-laws Joint Stock Fund of the Companys Employees		603	1,681		(1,681)	
data for the year 2003		604				
Estimate reserves: Doubtful debt reserves data for the year 2002		605		778,281	(114,878)	663,403
data for the year 2003		606	663,403	409,042	(319,324)	753,121
Reserve against depreciation of financial investment data for the year 2002		607				
data for the year 2003		608				
of stocks of materials and capital equipment data for the year 2002		609				
data for the year 2003		610				
Reserves for forthcoming costs Contingent liabilities reserve data for the year 2002		611				
data for the year 2003		612				

Manager ________________ **S.I. Kuznetsov** **Chief accountant** ___________ **M.M. Semchenko**

(signature) (explanation of the signature) (signature) (explanation of the signature)

April 27, 2004

CASH FLOW REPORT

			CODES
		Form No.04 under OKUD	0710004
for:	2003	Date (year, month, day)	2003.12.31
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer Identification Number	7808020593	TIN	7808020593
Area of activities	Communication	under OKVED	64.20.11,12,22,3,21
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

Index	Index code	Line code	For the year under report
1	1a	2	3
The cash balance as of the start of the year under report		**10**	338,431
Current operation			
Total received cash from current activities		**20**	14,245,495
payments received from buyers, customers		21	13,849,594
other income		22	395,901
Monetary funds, assigned:		**30**	(12,132,626)
for payment for acquired goods, works, services, raw materials and other current assets	150	31	(5,291,900)
for wages	160	32	(2,487,280)
for payment of interest	170	33	(154,332)
for settlements on taxes and fees	180	34	(3,280,720)
for other expenses		35	(918,394)
Net cash from current activities		**40**	2,112,869
Investment activities			
Total received cash from investment activities		**50**	1,809,638
returns from sale of fixed assets and other non-circulating assets	210	51	99,923
receipts from retirement and sale of securities, sale of shares, interests and other kinds of financial investment	220	52	1,698,257
Dividend received, income from share participation	230	53	876
Interest received	240	54	7,672
Returns from repayment of loans to other organizations	250	55	1,118
other income from investment activities		56	1,792

Index	Index code	Line code	For the year under report
1	1a	2	3
Monetary funds, assigned:		**60**	(4,531,769)
for acquisition and creating of fixed assets items and other non-circulating assets	290	61	(2,491,221)
for acquisition of shares (parts)	280	62	(500)
for acquisition of debt securities and other financial investment	300	63	(2,013,856)
for loans to other organizations	310	64	
other investment operation expenses		65	(26,192)
Net monetary funds from investment activities	**340**	**70**	(2,722,131)
Financial activities			
Total received cash from financial activities		**80**	3,685,134
loans and credits received		81	3,674,573
other income from financial activities		82	10,561
Monetary funds, assigned:		**90**	(3,134,315)
for loans and credits repayment (with no interest)		91	(2,864,746)
for repayment of liabilities under financial lease		92	(187,497)
for payment of dividend	170	93	(82,072)
other financial operation expenses		94	
Net monetary funds from financial activities		**100**	550,819
Net increasing (decreasing) of monetary funds		**110**	(58,443)
The cash balance as of the end of the year under report		**120**	279,988
Impact of foreign currency to rouble exchange rate fluctuations		130	42

Manager _________________ **S.I. Kuznetsov**
(signature) (explanation of the signature)

Chief accountant ___________ **M.M. Semchenko**
(signature) (explanation of the signature)

April 27, 2004

APPENDIX TO THE ACCOUNTING BALANCE SHEET

			CODES
		Form No.05 under OKUD	0710005
as of	December 31, 2003	Date (year, month, day)	2003.12.31
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer Identification Number	7808020593	TIN	7808020593
Area of activities	Communication	under OKVED	64.20.11,12,22,3,21
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

1. Intangible assets

Index	Index code	Line code	As of the start of the year under report	Received	Withdrawn	As of the end of the year under report
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights to results of intellectual property)	010	**101**	330			330
including: those from patent holder of inventions, industrial designs, useful models	011	102				
those from holder of right for computer programmes, data bases	012	103	324			324
those of an owner - to the trademark, service mark, and name of the place of goods origin	014	104	6			6
others	015	105				
Other	040	106				
Total:		**110**	330			330

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Depreciation of Intangible Assets - total	050	**120**	215	320
including: *those from patent holder of inventions, industrial designs, useful models*		121		
those from holder of right for computer programmes, data bases		122	214	318
those of an owner - to the trademark, service mark, and name of the place of goods origin		123	1	2
others		124		

2. Fixed assets

Index	Index code	Line code	As of the start of the year under report	Received	Withdrawn	As of the end of the year under report
1	1a	2	3	4	5	6
Buildings		201	3,985,769	246,236	(94,472)	4,137,533
Facilities and transmission devices		202	5,728,763	392,684	(32,440)	6,089,007
Machines and equipment		203	8,068,321	2,499,937	(117,140)	10,451,118
Transport facilities		204	169,657	31,270	(9,646)	191,281
Computing and office facilities		205	622,584	97,602	(8,697)	711,489
Housing stock		206	26,797	744	(8,158)	19,383
Land plots and nature management sites		207	4,178	1,337	(388)	5,127
Other types of fixed assets		208	924,366	290,364	(34,491)	1,180,239
Total:		**210**	19,530,435	3,560,174	(305,432)	22,785,177

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of fixed assets - total	140	**220**	8,577,432	9,442,023
including: *buildings*		221	938,453	955,968
Facilities and transmission devices		222	3,300,815	3,479,276
machines and equipment		223	3,441,771	3,935,321
transport facilities		224	90,504	104,544
Computing and office equipment		225	298,689	376,121
Other types of fixed assets		226	507,200	590,793

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
From line 210: Fixed assets items leased out - total		**230**	50,716	40,449
including: buildings		231	44,884	31,614
Facilities and transmission devices		232	2,725	2,725
machines and equipment		233	986	3,285
transport facilities		234	1,996	2,700
Other types of fixed assets		235	125	125
From line 210 fixed assets items laid up		240	2,187	6,289

For reference	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Result from revaluation of fixed asset objects		**250**		X
initial (replacement) value	171	251		X
depreciation	172	252		X
Fixed assets items leased - total		**260**	641,607	877,310
including: buildings		261	130,552	130,967
Facilities and transmission devices		262	196,936	336,881
machines and equipment		263	280,432	333,366
transport facilities		264	24,727	68,258
Other types of fixed assets		265	8,960	7,838
Real estate sites accepted for operation, that are undergoing the state registration process		270	109,997	182,435

3. Profitable investment in stocks of materials and capital equipment

Index	Index code	Line code	As of the start of the year under report	Received	Withdrawn	As of the end of the year under report
1	1a	2	3	4	5	6
Property for leasing out		301				
Property provided under a hire contract		302				
Other		303				
Total:		**310**				

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of profitable investment in stocks of materials and capital equipment		311		

4. Expenses for research, design and process work

Type of work name	Index code	Line code	Start of the year under report	Received	Written off	As of the end of the year under report
1	1a	2	3	4	5	6
Total	310	**400**				

For reference	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Total amount of expenses for research, design and process work in progress	320	401		

For reference	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
Total amount of expenses included in expenses for normal operation		402		
Total amount of expenses for research, design and process work, that have not yielded results and have been included in non-operational expenses		403		

5. Financial Investment

Index	Index code	Line code	Long-term		Short-term	
			As of the start of the year under report	As of the end of the period under report	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4	5	6
Contributions to authorized capitals of other organizations - total	510	501	142,355	140,343		
including: those of subsidiaries and affiliates	511	502	109,349	110,296		
State, municipal and external organization's bonds	515	503	107	219	64	
Notes	520	504				
Provided loans	525	505	12,720	10,514	200	
Deposits	530	506		8,000	8,045	1,073
Other	535	507	4,299	4,293	4,650	5,768
Total:	540	**510**	159,481	163,369	12,959	6,841
In the total amount - financial investment having the current market value: Contributions to authorized capitals of other organizations - total	550	511		239		
including: those of subsidiaries and affiliates	551	512				
State, municipal and external organization's bonds	555	513		219		
Notes	560	514				
Other	565	515				
Total:	570	**520**		458		
FOR INFORMATION For financial investment having the current market value, the change of value as a result of value adjustment	580	521		106		

Normal operation expenses (by cost elements)

Index	Index code	Line code	For the year under report 2003	For the previous year
1	1a	2	3	4
Material expenses,	710	601	(3,384,161)	(2,613,534)
Expenses for wages	720	602	(2,610,807)	(2,049,517)
Deductions for social needs	730	603	(811,926)	(711,632)
Depreciation	740	604	(968,365)	(784,721)
Other expenses	750	605	(1,708,466)	(1,283,965)
Total for elements of expenses	760	**610**	(9,483,725)	(7,443,369)
Balance change (accretion [+], reduction [-]): of construction-in-progress	765	621	(206)	(679)
of deferred expenses	766	622	20,411	36,984

Guarantees

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Received guarantees - total		**710**		23,748
including: guarantees of banks		711		
warranties of third parties		712		
notes		713		
pledged property		**714**		23,748
including: fixed assets objects		715		
securities and other financial investment		716		
other property		717		23,748
other		718		
Issued guarantees - total		**720**	492,112	1,033,253
including: warranties of third parties		721	2,159	848,879
notes		722		
pledged property		**723**	489,953	184,374
including: fixed assets objects		724	486,619	181,879
securities and other financial investment		725		
other property		726	3,334	2,495
other		727		

8. State Aid

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Budgetary funds received in the year under report - total	910	**810**	100	215
including: Funds for capital expenditure financing		811		195
Funds for current expenditure financing		812	100	20

Index	Index code	Line code	As of the start of the year under report	Received for the period under report	Repaid for the period under report	As of the end of the period under report
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
Funds for capital expenditure financing		821				
Funds for current expenditure financing		822				

Manager ________________ **S.I. Kuznetsov**
(signature) (explanation of the signature)

Chief accountant ___________ **M.M. Semchenko**
(signature) (explanation of the signature)

April 27, 2004

EXPLANATORY NOTE

to Accounts and Reports

of OJSC North-West Telecom

for the year 2003

1. Contents:

2. General data

The Open Joint-Stock Company North-West Telecom, abbreviated name OJSC North-West Telecom, Taxpayer's Identification Number 4505020593 was registered by the Registration Chamber of the St. Petersburg Administration on May 6th, 1993 under Registration No. 1027809169849.

The number of employees as of 31st December 2003 was 27 909 (as of 31st December 2002 - – 30 449) The Company is registered at the address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

According to the received licenses the basic areas of the Company's business are:

- mobile radiotelephone communication services
- telematic services
- data transmission services
- leasing out communication channels
- long-distance and international communication services
- telegraph communication services
- local and intra-zone telephone communication services
- cellular radio telephone communication services in the 450 MHz band
- wired network sound broadcasting
- local and international telephone communication services
- telecasting and broadcasting of programmes and transmission of extra information
- cable network telecasting

The Register holder of the Company is: the Closed Joint-Stock Company "Registrator – Svyaz"

Ernst and Jang Vneshaudit Private Joint-Stock Company is the auditor of the Company

The following persons are the members of the Board of Directors of the Company:

Chairperson of the Board of Directors:

- Valery Nikolayevich Yashin - General Manager, OAO Svyazinvest

Members of the Board of Directors:

- Vadim Yevgenyevich Belov - Deputy General Manager, OAO Svyazinvest
- Yury Alexandrovich Bilibin - Assistant General Manager, OAO Svyazinvest
- Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
- Alexandr Vyacheslavovich Ikonnikov - Director of Association for Investors' Rights Protection
- Oleg Anatolyevich Lebedinets - Director of Analytical Department, Brunswick Asset Management Company
- Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
- Irina Mikhailovna Ragozina - Director of the Corporate Management Department, OAO Svyazinvest
- Ivan Ivanovich Rodionov - Managing Director, AIG-Brunswick Capital Management Company
- Sergey Vladimirovich Soldatenkov, General Manager, OJSC Megafon

-Alexandr Abramovich Sysoyev - Deputy General Manager, OJSC Telecominvest

The following persons are the members of the Management Board of the Company:

Chairperson of the Management Board:

-Sergey Ivanovich Kuznetsov - General Manager, OJSC North-West Telecom

-Nikolay Gennadyevich Bredkov - Deputy General Manager - Director in charge of corporate management, OJSC North-West Telecom

- Sergey Mikhaylovich Gavryushev, Regional Manager of the Branch Electrosvyaz of the Republic of Karelia, OJSC North-West Telecom, Chairperson of Coordinating Council, OJSC North-West Telecom

-Ilya Vladimirovich Kravchuk, Deputy General Manager - Manager in charge of operational management and business development, OJSC North-West Telecom

-Igor Nikolayevich Samylin, Regional Manager of the Petersburg Telephone Network Branch of OJSC North-West Telecom, member of Coordinating Council, OJSC North-West Telecom

-Oleg Anatolyevich Semanov, Deputy General manager - Manager in charge of strategic development and technical policy of OJSC North-West Telecom

-Maya Mikhaylovna Semchenko - Chief Accountant of OJSC North-West Telecom

-Evgeny Borisovich Stepanov - Director in charge of personnel management, OJSC North-West Telecom

-Elena Vladimirovna Umnova - Director of the Finance Department, OAO SvyazInvest

- Grigory Borisovich Chernyak - Deputy General Manager – Director in charge of titles to property, OJSC North-West Telecom

The following persons are the members of the Auditing Committee:

-Konstantin Vladimirovich Belyaev - Chief Accountant, OAO Svyazinvest

-Irina Viktorovna Prokofyeva - Director of the Department of Internal Audit, OAO Svyazinvest

-Larisa Mikhaylovna Tareyeva - Leading Specialist of the Department of Direct Investment and Property of OJSC Svyazinvest

-Sergey Imanovich Alekhin - Chief Specialist of the Department of Internal Audit, OJSC Svyazinvest

-Andrey Yakovlevich Lang - Deputy Director in charge of Economics and Finance, OJSC North-West Telecom

-Natalia Vladimirovna Fyodorova - Chief accountant of the Electrosvyaz of Pskov Oblast Branch of OJSC North-West Telecom

-Mariya Leonidovna Pravdina - Head of the Investment department, OJSC North-West Telecom

3. Accounting Policy

This balance sheet of the Company has been prepared on the basis of the following accounting policy.

Ground for Making Up

The accounting report has been made up proceeding from the accounting and reporting rules active in the Russian Federation, that were established by the Federal Law "On Accounting" and by the Provisions on Accounting, approved by the Ministry of Finance of the Russian Federation.

Assets and Liabilities in Foreign Currency

In the accounting of economic operations performed in foreign currencies, the official foreign currency to rouble exchange rate as of the day of the operation was applied. Monetary assets and liabilities, the value of which is expressed in terms of a foreign currency, are recorded in the accounts and reports in amounts calculated on the basis of the official rouble exchange rate that was in effect on 31st December 2003 and was equal to 29.4545 roubles per US dollar.

The exchange rate differences that arose during the year in respect of operations with assets and liabilities and in their re-calculation as of the date of report have been included in the profit and loss account.

Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) have been included in short-term assets or liabilities in the accounts and reports, provided their circulation (retirement) period does not exceed 12 months after the reporting date. All other assets and liabilities are presented in the accounts and reports as long-term assets or liabilities.

Intangible Assets

For accounting of intangible assets, the standards of PBU 14/2000 (approved by the Order of the Ministry of Finance of RF of 16 October 2000 No. 91n) are applied.

Intangible assets include exclusive rights to intellectual property (exclusive copyright in the computer programme and the trademark).

Intangible assets are accepted for accounting at the initial value.

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method. The useful life of intangible assets shall be determined proceeding from:

- the validity period of the patent, certificate and other restrictions of the time of using intellectual property objects in compliance with the legislation of the Russian Federation;
- the expected useful life of such an object, during which the organization can get economic benefit (income). The expected useful life of an object of intangible assets shall be determined by a specially established commission in compliance with the methodological

instructions on accounting of intangible assets and shall be approved by the General Manager of the Organization.

- For intangible assets, for which it is impossible to determine the useful life, the depreciation charging rates shall be established for 20 years.

Intangible assets are shown in the accounts and reports at their initial cost less the amounts of depreciation accumulated for the entire time of use.

Fixed Assets

Fixed assets include buildings, facilities, equipment, transport facilities, computer facilities, office facilities, land plots, machines and other objects having a service life over 12 months and used in services and production or for managerial needs of the Company and capable of yielding economic benefits.

For accounting of fixed assets, the standards of PBU 6/01 (approved by the Order of the Ministry of Finance of RF of 30.03.2001 No. 26n) are applied.

Fixed assets are accepted for accounting according to the actual costs of acquisition (erection).

The value of assets transferred or to be transferred is considered as the initial cost of fixed assets acquired in exchange for goods (values) other than money. The said value was established proceeding from the price, at which the Company normally determined the value of similar goods (values) under comparable circumstances.

Fixed assets are shown in the accounts and reports at the initial (replacement) cost less the depreciation amounts accumulated for the entire time of operation.

Depreciation of fixed assets has been charged by the linear method according to the standards calculated proceeding from the accepted time of useful life:

production buildings	-	from 5 to 70 years
structures and transfer mechanisms	-	from 10 to 30 years
communication equipment	-	from 3 to 20 years
transport facilities	-	from 3 to 15 years
computing and office facilities	-	from 3 to 5 years
other facilities	-	from 3 to 7 years

No depreciation was charged for land plots and housing facilities.

Fixed assets having a value less than or equal to 10000 roubles per unit, as well as books, booklets and similar editions are written off to production costs (sale costs) as they are released to the production or operation, using account 02 "Depreciation of Fixed Assets".

Costs of all kinds of repairs are included in the expenses for normal activities of the period under report. No reserve of forthcoming fixed assets repair expenses was formed.

The interest on loans attracted for funding the acquisition (erection) of such facilities, charged before accepting the fixed assets for accounting, is included in their initial cost. The interest charged after accepting the fixed assets for accounting is shown in the profit and loss report within operation costs.

Depreciation for fixed assets received under financial lease (leasing) contracts and taken into account within fixed assets of the Company was charged by the linear method proceeding from the type of fixed assets and their useful life from the moment of commissioning of the fixed assets unit. The factor of accelerated depreciation set forth by the terms of the contract, however, no higher than 3, was applied.

Financial Investment

Financial investment, for which the current market value is not determined, is shown in the balance sheet according to its initial value.

Initial value of financial investment

- acquired on the paid basis has been determined as the sum total of the actual costs of the Company for its acquisition,
- acquired under contracts providing for fulfillment of obligations (payment) otherwise than in monetary funds is determined as the value of the assets transferred by the Company,
- in the form of investment in capitals of subsidiaries, affiliates and other companies makes a monetary value agreed upon by promoters (participants) of such companies.

Company's financial investment as of the end of 2003 was not depreciated; no reserve was formed for depreciation of financial investment.

Financial investments, for which the organizer of trade in the securities market calculated the market price in compliance with the established procedure, are shown in the balance sheet according to the current market value as of 31st December 2003 by adjustment of their evaluation. The amount of the adjustment has been recorded as part of the increase in the operating income.

For sale and other withdrawal of securities, for which the current market value is not determined, evaluation of withdrawn issued securities was carried out by the method of the value of the first securities that were acquired (FIFO), while evaluation of withdrawn non-issued securities was carried out according to the actual value of each paper.

Inventories

Inventories were evaluated in the amount of the actual costs of acquisition.

Withdrawn inventories (except for precious metals) are evaluated at the average prime cost.

Deferred Expenses

Expenses incurred by the Company in the year under report, but related to later reporting periods, are recorded as deferrals. Such expenses are written off according to their purpose uniformly during the periods, to which they relate.

Indebtedness of Buyers and Customers

Indebtedness of buyers and customers is recorded in the accounts and reports taking into account the VAT paid to the budget after the payment of accounts receivable has been received, and is determined proceeding from the prices established by agreements between the Company and the buyers (customers) taking into account all discounts (extra charges) provided by the Company. Debts unlikely to be exacted were written off from the balance sheet as they were recognized as such.

Debts that were not repaid within the time established by respective contracts and that were not secured by respective guarantees are shown less doubtful debt reserves.

As an individual analysis of each doubtful debt is impossible for communication services at communication enterprises because of the large number of subscribers, the reserve was created in the amount of 100% of the total debt for all unpaid debts in respect of communication services, the payment of which was outstanding 90 and more days as of the date of creating the reserve. If there are data that the outstanding debts are not collected (less than 90 days), then an additional reserve is formed.

Doubtful debt reserves are taken into account as the increase of operating expenses.

Added and Reserve Capital

The additional capital has been formed through the increase in the value of fixed assets, determined during revaluation, and the seigniorage gained as a result of selling Company's shares at a price exceeding their par value.

The Company shall form capital reserves intended for covering its losses, for retirement of bonds and redemption of the Company's shares. Capital reserves are formed from the net profit of the Company.

Credits and Loans Received

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

Any extra expenses incurred in connection with receiving credits or loans include costs connected with:

- providing legal and consulting services to the Company;
- conducting expert examinations;
- consumption of communication services;
- other expenses immediately connected with receiving loans in the monetary form.

Extra expenses related to receiving loans or credits, or floating loan obligations, are included in the reporting period, in which the said costs were incurred.

Interest on received credits (loans) shall be charged on a monthly basis according to the procedure established in the agreement.

For loans received in the monetary form and attracted through the issue of Company's bonds, if issued bonds are sold at a price differing from their par value (with a discount), the total discount shall be included in deferred expenses, with subsequent writing off to operating expenses on a monthly basis in equal instalments during the period ob bonds circulation.

Profit Tax Settlements

In 2003, deferred tax assets and liabilities in respect of the profit tax to be repaid in subsequent periods under report are to be calculated and shown in accounts and reports.

Deferred tax assets and liabilities are to be calculated in respect of temporary differences presented by the income and expenses forming the accounting profit (loss) in one period under report and the taxable base in respect of the profit tax in other periods under report.

Deferred tax assets are the part of the deferred profit tax, that must result in a reduction of the profit tax to be paid to the budget in the period that follows the period under report or in subsequent periods under report. They are determined by applying the profit tax rate established by the legislation of the Russian Federation on taxes and fees to the deducted temporary differences that have been formed in the period under report.

Deferred tax liabilities are the part of the deferred profit tax, that must result in an increase of the profit tax to be paid to the budget in the period that follows the period under report or in subsequent periods under report. They are determined by applying the profit tax rate established by the legislation of the Russian Federation on taxes and fees to the taxable temporary differences that have been formed in the period under report.

The current profit tax is the tax for the purposes of taxation, calculated in compliance with the requirements of Chapter 25 of the Tax Code of the Russian Federation and determined in the accounts and reports proceeding from the value of the conventional profit tax, that has been adjusted by the amounts of constant tax assets and liabilities, as well as deferred tax assets and liabilities of the period under report.

The current profit tax shall be considered in the accounts and reports as a liability to the budget, equal to the unpaid value of the profit tax.

The conventional expenses (income) in respect of the profit tax shall be calculated as the product of the accounting profit (loss) multiplied by the profit tax rate established by the legislation of the Russian Federation on taxes and fees.

Overpayments of the profit tax that have been effected to the budgets of entities of the Russian Federation and to local territorial budgets are shown within the accounts receivable.

Recognizing the Income

Company's income shall be divided into income from normal activities and other income (operating income, income other than from sales, and extraordinary income).

Receipts from sales of products and from provision of services shall be recognized by the accrual concept, i.e. as services are provided, and shall be recorded in accounts and reports less the value added tax, sales tax, customs duties and discounts provided to buyers.

Receipts from sales of products on the conditions of barter shall be determined according to the cost of valuables received or to be received by the Company, calculated proceeding from the prices at which the Company normally determines the cost of similar valuables under comparable circumstances.

Income from leasing out Company's assets are included in the income from normal activities.

Dividend within other income shall be recognized as it is stated.

Recognizing the Expenses

Depending on their nature and areas of activities, expenses are divided into expenses related to normal areas of activities and other expenses (operating expenses, expenses other than those related to sales, and extraordinary expenses).

Normal activities expenses are formed in the amount calculated in the monetary terms and equal to the value of payment in the monetary or other form or the value of accounts payable.

The Company shall calculate the full production prime cost of provided services, performed jobs and sold products without separating managerial and commercial expenses.

State Aid

Budgetary funds received as state aid shall be recognized as monetary funds and resources other than monetary funds are actually received.

In 2003 the Company did not receive any budgetary credits.

Target Financing

Target financing funds shall be recognized as cash and resources other than cash are actually received and shall be shown in the balance sheet within deferred revenue.

Expenses for Pension Provision

The Company shall pay dues to the Pension Fund of the Russian Federation and to social insurance and employment funds for its employees. Dues of the Company to the Pension Fund shall be charged at the regressive rate of the unified social tax and shall be included in expenses as they are charged.

In addition to the scheme of state pension provision, the Company participates in a programme of lumpsum welfare pays (within 0.5 to 12 salaries) to employees of the Company when they retire. This programme covers the bulk of the Company's employees and does not provide for any special fund deductions. The amounts of the pays depend on the accumulated record of service when a person retires.

Besides, the Company participates in a pension programme with pre-set dues in the framework of a scheme of non-government pension provision. The amounts of the dues are determined on the annual basis and are included in expenses as they arise. See also clause 10 of this Explanatory Note.

Inventory of Assets and Liabilities shall be carried out:

- that of fixed assets – at least once in every two years as of 1st November of the year under report;
- that of intangible assets – annually as of 1st December of the year under report;
- that of capital construction in progress and other capital investments – annually as of 1st November of the year under report;
- that of raw materials, components, equipment to be installed, semi-finished products, goods and finished products at warehouses – annually as of 1st November of the year under report;
- that of production in progress – on a quarterly basis as of the end of the quarter;
- that of deferred income and expenses – annually as of 31st December of the year under report;
- that of monies on accounts with bank institutions – annually as of 31st December of the year under report;
- that of cash on hand – at least once in a quarter;
- that of long-term financial investment – annually as of 31st December of the year under report;
- that of short-term financial investment and monetary instruments – on a quarterly basis as of the end of the quarter;
- that of settlements with debtors, and doubtful debt reserve – on a quarterly basis as of the end of the quarter;
- that of settlements with creditors (settlements with communication operators) – on a quarterly basis as of the end of the quarter, with other creditors – once a year as of 31st December of the year under report;
- that of settlements in respect of taxes and obligatory deductions to the budget and non-budgetary funds, target funding settlements – annually as of 31st December of the year under report;
- that of internal settlements – at least once in a quarter;
- that of settlements with the personnel and advance holders – on a quarterly basis as of the end of the quarter.
- that of other settlements and liabilities – annually as of 31st December of the year under report.

Changes in the Accounting Policy for the Year 2003

Amendments following from the new Provisions on Accounting that took effect on 1st January 2003 have been introduced to the accounting policy of the Company for the year 2003.

The Provisions on Accounting "Expenses for Research, Design, Development And Process Work" (PBU 17/2002) have established the above rules for accounting and redemption of expenses for completed research, design, development and process work and such work in progress.

In the year 2003, in compliance with the Provisions on Accounting "Profit Tax Calculations Accounting" (PBU 18/2002), the accounts and reports shall show the calculated conventional expenses (income) in respect of the profit tax, the current profit tax, constant tax assets and liabilities, and deferred tax assets and liabilities to be paid in the subsequent reporting periods.

As a result of applying in the year 2003 the rules established by PBU 18/2002, Company's expenses in respect of the profit tax grew by 44,679 thousand roubles.

To bring Company's expenses in respect of the profit tax for the year 2002 to values comparable with expenses for the year 2003, the Company re-calculated the data for the year 2002 as if the standards of PBU 18/2002 had already been applied.

The results of the re-calculation are shown in the accounts and reports for the year 2003 as follows:

- in the Accounting Balance Sheet, incoming balance as of 1st January 2003 have been introduced for line 145 "Deferred Tax Assets" in the amount of 126,749 thousand roubles and line 515 "Deferred Tax Liabilities" in the amount of 271,323 thousand roubles; and the value of line 460 "Retained Profit of Past Years" was decreased by 144,574 thousand roubles;
- the Profit and Loss Report, column "For the Same Period of the Last Year" shows expenses in respect of the profit tax in the amount of 126,749 thousand roubles for line 152 "Deferred Tax Assets" and in the amount of 271,323 roubles for line 151 "Deferred Tax Liabilities".
- in the Capital Changes Report, line 303 "Miscellaneous", a reduction of the retained profit of past years is shown in the amount of 144,574 thousand roubles.

The Company does not own any considerable financial investments quoted in the securities market, therefore the effect from re-calculation of the evaluation of financial investments is insignificant.

Changes in the Accounting Policy for the Year 2004

No essential amendments are introduced to the accounting policy for the year 2004.

3. Comparative Data

On the 1st of November 2002 the Company was re-organized through affiliation with OJSC St. Petersburg Telephone Network, St. Petersburg, of eight regional operators of the Northwestern Federal District. In 2003 the structure of the united Company included the General Directorate and nine regional branches:

- Petersburg Telephone Network, Saint Petersburg
- Artelecom of Arkhangelsk Oblast, Arkhangelsk
- Murmanelectrosvyaz, Murmansk
- Novgorodtelecom, Veliky Novgorod
- Electrosvyaz of Vologda Oblast, Vologda
- Electrosvyaz of Kaliningrad Oblast, Kaliningrad
- Electrosvyaz of Pskov Oblast, Pskov
- Electrosvyaz of the Republic of Karelia, Petrozavodsk
- Cherepovetselectrosvyaz, Cherepovets

To disclose comparable accounting and reporting indicators, in addition to the complete text of the accounts and reports for 2002 given in Appendix 2 to these accounts and reports and forming their integral part, in the accounts and reports for the year 2003 the data for the same period of the previous year in the profit and loss report, capital changes report and appendices to the balance sheet and the data of the Explanatory Note are presented taking into account the indicators of the affiliated organizations for the period from 1st January till 31st December 2002 as if reorganization took place as of 1st January 2002. As a similar presentation of data in the cash flow report for the previous period was difficult, the Management Board of the Company retained the presentation of such data in the form, in which they were presented in the accounts and reports for the year 2002.

Comparative data in the Company's accounts and reports for the year 2003 have been formed by the adjustment of the data of final accounts and reports for the year 2002 in order to bring them in line with the changes in the accounting forms for the year 2003.

Changes in the Initial Balance Sheet as of 1st January 2003

Item of balance sheet as of 31.12.2002		Item of balance sheet as of 01.01.2003		Discrepancies	Comments
No.	Value	Value	No.		
110	115	115	**110**	0	
120	10953003	10953003	**120**	0	
130	1208435	1208435	**130**	0	
135	0	0	**135**	0	
140	159481	159481	**140**	0	
141	76204	76204	**141**	0	
142	33145	33145	**142**	0	
143	33006	33006	**143**	0	
144	12720	X	**X**	-12720	Issued loans have been transferred to other financial investment (-12720)

Item of balance sheet as of 31.12.2002		Item of balance sheet as of 01.01.2003		Discrepancies	Comments
No.	Value	Value	No.		
145	4406	17126	**144**	+12720	Issued loans have been transferred to other financial investment (+12720)
X	X	126749	**145**	+126749	Incoming balances in respect of deferred tax assets are shown
150	0	205104	**150**	+205104	Deferred expenses (+84730) and capital advances (+120374) have been transferred to other non-current assets
190	**12321034**	**12652887**	**190**	**331853**	
210	365152	280422	**210**	-84730	Deferred expenses (+84730) have been transferred to other non-current assets
211	205362	205362	**211**	0	
212	0	0	**212**	0	
213	788	788	**213**	0	
214	11111	11111	**214**	0	
215	0	0	**215**	0	
216	147891	63161	**216**	-84730	Deferred expenses (-84730) have been transferred to other non-current assets
217	0	0	**217**	0	
220	407099	407099	**220**	0	
230	13169	17009	**230**	+3840	Long-term loans issued to employees have been transferred from the debt of other debtors (+3840)
231	0	0	**231**	0	
232	0	0	**X**	0	
234	0	0	**232**	0	
235	13169	17009	**233**	+3840	Long-term loans issued to employees have been transferred from the debt of other debtors (+3840)
240	1479794	1355579	**240**	-124215	
241	976537	978949	**241**	2412	Bills received have been transferred to the buyers' debt (+1800), subsidiary's accounts receivable (+612)
242	1800	X	**X**	-1800	Bills received have been transferred to the buyers' debt (-1800)
245	320861	201177	**242**	-119684	Capital advances (-120374) have been transferred to other non-current assets. Subsidiary's advances (+690) were earlier recorded in line 243.
246	170130	175453	**243**	-5323	Long-term loans issued to employees have been transferred from the debt of other debtors (-3840), subsidiary's advances (+690)
250	4913	12959	**250**	8046	The amount on Deposit Accounts has been transferred from line 260 "Monetary Funds" (+8046)
260	346880	338473	**260**	-8407	The amount on Deposit Accounts has been transferred from line 260 "Monetary Funds" (-8046) Monetary instruments have been transferred to other current assets (-362).Rounding off (+1)

Item of balance sheet as of 31.12.2002		Item of balance sheet as of 01.01.2003		Discrepancies	Comments
No.	Value	Value	No.		
270	0	362	**270**	362	Monetary instruments have been transferred to other current assets (+362).
290	2617007	2411903	**290**	-205104	
300	**14938041**	**15064790**	**300**	**126749**	Incoming balances in respect of deferred tax assets are shown
410	-937940	-937940	**410**	0	
420	-6941473	-6941473	**420**	0	
430	-29375	-29375	**430**	0	
440	0	X	**X**	0	
440	X	0	**440**	0	
460	-2637632	-2820322	**460**	182690	Change in the profit of past years through addition of the profit of the year 2002 (-327264) and records of incoming balances in respect of deferred tax liabilities (+271323) and assets (-126749)
465	0	X	**465**	0	
470	-327264	X	**470**	327264	The profit of the year 2002 has been transferred to the retained profit of past years (+327264)
475	0	X	**475**	0	
490	**-10873684**	**-10729110**	**490**	**-144574**	Records of incoming balances in respect of deferred tax liabilities (+271323) and assets (-126749)
510	-434622	-434622	**510**	0	
511	-17383	-17383	**511**	0	
512	-417239	-417239	**512**	0	
515	X	-271323	**515**	-271323	Incoming balances in respect of deferred tax liabilities are shown (-271 323)
520	-995797	-906825	**520**	88972	The debt in respect of Mitsui presented as of 31.12.2002 as a long-term debt was transferred as of 01.01.2003 to the short-term debt (+225235) to line 621. The debt in respect of leasing presented as of 31.12.2002 as a short-term debt was transferred as of 01.01.2003 to the long-term debt (-136263) from line 628.
590	**-1430419**	**-1612770**	**590**	**-182351**	
610	-579006	-579006	**610**	0	
611	-208946	-208946	**611**	0	
612	-370060	-370060	**612**	0	
620	-1974042	-2063014	**620**	-88972	The debt presented as of 31.12.2002 as a long-term debt was transferred as of 01.01.2003 to the short-term debt (-88972).
621	-580830	-909841	**621**	-329011	The debt in respect of Mitsui presented as of 31.12.2002 as a long-term debt was transferred as of 01.01.2003 to the short-term debt (-225235) from line 520. The debt in respect of leasing was transferred from line 628 (-103776).
622	0	0	**X**	0	

Item of balance sheet as of 31.12.2002		Item of balance sheet as of 01.01.2003		Discrepancies	Comments
No.	Value	Value	No.		
623	0	0	**X**	0	
624	-56065	-56065	**623**	0	
625	-28269	-28269	**624**	0	
626	-246743	-255752	**625**	-9009	The debt in respect of cancelled taxes was transferred from settlements with other creditors (-9009).
627	-363589	-363589	**622**	0	
628	-698546	-449498	**626**	+249048	The debt in respect of cancelled taxes was transferred to settlements with the budget (-9009). The debt in respect of leasing presented as of 31.12.2002 as a short-term debt was transferred as of 01.01.2003 to the long-term debt (+136263) to line 520. The debt in respect of leasing was transferred to line 621 (+103776).
630	-50557	-50557	**630**	0	
640	-30333	-30333	**640**	0	
690	-2633938	-2722910	**690**	-88972	
700	**-14938041**	**-15064790**	**700**	**-126749**	Incoming balances in respect of deferred tax assets are shown.
910	628585	641607	**901**	13022	Adjustment of value for fixed assets.
911	168094	200019	**911**	31925	Adjustment of value for fixed assets in leasing.
920	48605	19918	**902**	-28687	Equipment to be installed is shown separately (-14411), implements and accessories are shown separately (-14276).
930	539	539	**903**	0	
940	347181	347181	**904**	0	
950	0	0	**905**	0	
960	492112	492112	**906**	0	
No.	Value	Value	No.		
970	6865	6865	**907**	0	
980	2657	2657	**908**	0	
993	0	5258	**909**	5258	The value of the funds of payment for communication services is shown separately.

To ensure comparability of data as of the start of 2003, the Balance Sheet shows the incoming balances in respect of deferred tax assets and liabilities, calculated according to the temporary differences that arose in 2002. The value of line 145 “Deferred Tax Assets” as of the start of the year was 126,749 thousand roubles and that of line 515 “Deferred Tax Liabilities” was 271,323 thousand roubles, which resulted in a change in the value of line 460 “Retained Profit (Uncovered Loss) of Past Years” by 144,574 thousand roubles.

The increase in the balance currency by 126,749 thousand roubles took place due to the records of the incoming balances in respect of deferred tax assets.

Changes in the Comparative Information for the year 2002 in the Profit and Loss Report

Line code	Column 3 of form 2 for the year 2002	Column 4 of form 2 for the year 2003	Discrepancies	Explanations

010	10091841	10091841	0	
020	-7443369	-7443369	0	
050	2648472	2648472	0	
060	11207	11207	0	
070	-214256	-214256	0	
080	489	489	0	
090	544470	544470	0	
100	-1625542	-1625542	0	
120	129317	129317	0	
130	-838579	-871654	-33075	Fines and penalties in respect of taxes and fees have been transferred to non-sale expenses (-33075)
140	655578	622503	-33075	
150	-328306	-439 801	-111495	Fines and penalties in respect of taxes and fees have been transferred to non-sale expenses (+33075) The expenses in respect of the profit tax have been recorded in compliance with PBU 18 (-144570)
151	X	-271323	-271323	The expenses in respect of the profit tax have been recorded in compliance with PBU 18
152	X	126749	126749	The expenses in respect of the profit tax have been recorded in compliance with PBU 18
153	0	-295227	-295227	The current profit tax have been recorded (-295231), the expenses in respect of the profit tax have been recorded in compliance with PBU 18
160	**327272**	**182702**	182702	The expenses in respect of the profit tax have been recorded in compliance with PBU 18
170	0	0	0	
180	-8	-8	0	
190	**327264**	**182694**	-144 570	The expenses in respect of the profit tax have been recorded in compliance with PBU 18

The Profit and Loss Report, column "For the Same Period Preceding the Period under Report", gives comparable data on income and expenses of the Company for the year 2002.

The net profit value for the year 2002, line 190, decreased by 144,570 thousand roubles as a result of recording deferred tax liabilities worth of 271,323 thousand roubles and deferred tax assets worth of 126,749 thousand roubles.

Data in the accounts and reports for the year 2003 for the same period of the last year:

- in the Profit and Loss Report there are the data of the base organization for the year 2002 and data of affiliated organizations for the period from 01st January 2002 till 31st December 2002,
- in the Cash Flow Report there are no data for the year 2002, as the Company cannot calculate comparable indicators for affiliated organizations with a sufficient degree of reliability.

Analysis and Evaluation of the Balance Sheet Structure, and Profit Dynamics

Analysis and Evaluation of the Balance Sheet Structure

The analysis of the financial standing of OJSC North-West Telecom was carried out on the basis of the accounting balance sheet (Form No. 1) and the profit and loss report (Form No.2).

Balance Sheet Assets

The dynamics and structure of the balance sheet items in 2003 are given in the following table:

Balance sheet assets	Absolute values, thousand roubles		Percentage in the total of the balance sheet		Changes		
	01.01.2003	01.01.2004	01.01.2003	01.01.2004	in absolute values, thousand roubles	in percentage	Growth rate
1	2	3	4	5	6 = col.3 - col.2	7 = col.5 - col.4	8 = (col.3 - col.2) / col. 2
Property - total	**15 064 790**	**17 614 829**	**100%**	**100%**	**2 550 039**		**16,9%**
1. Non-current assets – total	*12 652 887*	*15 228 996*	*84,0%*	*86,5%*	*2 576 109*	*2,5%*	*20,4%*
1.1. Intangible assets	115	10	0,0%	0,0%	-105	0,0%	-91,3%
1.2. Fixed assets	10 953 003	13 343 154	72,7%	75,7%	2 390 151	3,0%	21,8%
1.3. Capital investments	1 208 435	724 863	8,0%	4,1%	-483 572	-3,9%	-40,0%
1.4. Long-term financial investments	159 481	163 369	1,1%	0,9%	3 888	-0,2%	2,4%
1.5. Deferred tax assets	126 749	261 047	0,8%	1,5%	134 298	0,7%	106,0%
1.6. Other non-current assets	205 104	736 553	1,4%	4,2%	531 449	2,8%	259,1%
2. Circulationg assets – total	*2 411 903*	*2 385 833*	*16,0%*	*13,5%*	*-26 070*	*-2,5%*	*-1,1%*
2.1. Stock including value added tax on acquired values	687 521	930 321	4,6%	5,3%	242 800	0,7%	35,3%
2.2. Accounts receivable	1 372 588	1 168 176	9,1%	6,6%	-204 412	-2,5%	-14,9%
2.3. Monetary funds and short-time financial investments	351 432	286 829	2,3%	1,6%	-64 603	-0,7%	-18,4%
2.4. Other current assets	362	507	0,0%	0,0%	145	0,0%	40,1%

In the period under report the property of OJSC NWT increased by 2,550,039 thousand roubles (or 16.9%), amounting to 17,614,829 thousand roubles at the end of the year.

The bulk of the aggregate assets structure – 86.5% – as of the end of the year are non-current assets, which is related to the specific character of the Company's industry. The following changes took place in the composition of the non-current assets:

- fixed assets grew by 2,390,151 thousand roubles or 21,8%, the share of fixed assets in the currency of the balance sheet having grown by 3% and amounting to 75.7%;

- as compared to the start of the year, capital investment decreased by 40% or 483,572 thousand roubles, its share in the currency of the balance sheet having decreased almost by half – from 8% to 4.1%;

- the amount of long-term financial investment in fact remained the same – there was a growth by 3,888 thousand roubles or 2.4%, its share in the balance sheet having decreased insignificantly; from 1.1% to 0.9%;

- other non-current assets grew by 531,449 thousand roubles (259.1%), their share in the assets having grown by 2.8% to 4.2%.

Current assets for the period under analysis decreased by 26,070 thousand roubles or 1.1% of the amount as of 01st January 2003, their share in the aggregate assets having decreased by 2.5% and amounting to 13.5%. The following changes took place in the composition of the current assets:

- reserves, including the VAT on acquired values, grew by 242,800 thousand roubles or 35.3%, including VAT growth on acquired values by 207,901 thousand roubles; the share of reserves, including VAT, in the balance sheet currency increased by 0.7% to 5.3%;

- as compared to the start of the year, accounts receivable decreased in the absolute terms by 14.9% or 204 412 thousand roubles and in the relative terms from c 9.1 to 6.6% in the balance sheet currency;

- the most liquid assets - monetary funds and short-term financial investment – decreased in the absolute terms by 18.4% or 64,603 thousand roubles, their share in the balance sheet having decreased by 0.7% to 1.6%.

Balance Sheet Liabilities

The dynamics and structure of the balance sheet liabilities items in 2003 are given in the following table:

Balance sheet liabilities	**Absolute values, thousand roubles**		**Percentage in the total of the balance sheet**		**Changes**		
	01.01.2003	01.01.2004	01.01.2003	01.01.2004	in absolute values, thousand roubles	in percentage	Growth rate
1	2	3	4	5	6 = col.3 - col.2	7 = col.5 - col.4	8 = (col.3 - col.2) / col. 2

Property sources - total	**15 064 790**	**17 614 829**	**100%**	**100%**	**2 550 039**	**0,0%**	**16,9%**
1. Own capital	10 729 110	11 436 656	71,2%	64,9%	707 546	-6,3%	6,6%
Borrowed capital	4 335 680	6 178 173	28,8%	35,1%	1 842 493	6,3%	42,5%
2. Long term liabilities - total	*1 612 770*	*2 325 036*	*10,7%*	*13,2%*	*712 266*	*2,5%*	*44,2%*
2.1. Credits and loans	434 622	830 764	2,9%	4,7%	396 142	1,8%	91,1%
2.2. Deferred tax liabilities	271 323	400 511	1,8%	2,3%	129 188	0,5%	47,6%
Other long-term liabilities	906 825	1 093 761	6,0%	6,2%	186 936	0,2%	20,6%
3. Short-term liabilities - total	*2 722 910*	*3 853 137*	*18,1%*	*21,9%*	*1 130 227*	*3,8%*	*41,5%*
3.1. Credits and loans	579 006	963 764	3,8%	5,5%	384 758	1,7%	66,5%
3.2. Accounts payable	2 063 014	2 842 497	13,7%	16,1%	779 483	2,4%	37,8%
3.3. Indebtedness to participants (founders) on income payment	50 557	15 981	0,3%	0,1%	-34 576	-0,2%	-68,4%
3.4. Deferred income	30 333	30 895	0,2%	0,2%	562	0,0%	1,9%

27.7% of the increase of the enterprise's property by 2,550,039 thousand roubles was ensured by the growth of the equity capital and 72.3% was covered by an increase in the company's liabilities.

The main source of forming the aggregate assets of the company is its equity capital. In the absolute terms the equity capital grew by 707,546 thousand roubles (6,6%), however, its share in the sources of funds decreased by 6.3% and amounted to 64.9% as of the end of the year under report.

Borrowed funds for the period under analysis grew by 1,842,493 thousand roubles (42.5%), their share in the aggregate liabilities as of the end of 2003 having reached 35.1% (+6.3%). 38.7% of this change was caused by the increase of long-term liabilities and 61.3% by the increase of short-term liabilities. The following changes took place in the composition of borrowed funds:

- long-term liabilities grew in the absolute terms by 712,266 thousand roubles (44.2%), their share in the liabilities of the balance sheet having grown from 10.7% to 13.2%; the basic factor that influenced the dynamics and value of long-term liabilities in 2003 was the floatation of the 4-year bonded loan worth of 1.5 billion roubles;

- short-term liabilities increased by 1,130,227 thousand roubles (41.5%), including the debt in respect of short-term credits and loans that grew by 66.5% to 963,764 thousand roubles and accounts payable that increased by 37.8% to 2,842,497 thousand roubles. The share of short-term liabilities in the liabilities section increased by 3.8%, having reached 21.9%. The share of short-term credits and loans grew by 1.6% to 5.5%, the percentage of the accounts payable having grown by 2.4% to 16.1% of the aggregate liabilities.

Liquidity Analysis

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities. An evaluation of the company's liquidity for the period under report is given in the following table:

Liquidity ratios	Shows	Calculation formula (using lines of Form No. 1 of the balance sheet)	Recommended standard limits	Value of indicator	
				31.12.2002	*31.12.2003*
Cash ratio	Shows what part of the short-term liability may be immediately repaid through cash and short-term securities	(line 250 + line 260)/ line 690	0,2 - 0,7	0,13	0,07

Quick assets (acid test) ratio	Describes the ability of the enterprise to repay short-term liabilities on condition that there will be timely settlements with debtors	(line 240 + line 250 + line 260)/ line 690	0,7 - 0,8	0,63	0,37
Current (working capital) ratio	Shows what part of the current liabilities under loans and settlements can be repaid by mobilizing all current assets	Line 290 / line 690	1 – 1,5	0,89	0,62
Capital (equity) ratio	Shows what part of the current operation is funded from own sources	(line 490 – line 190) / line 290	> 0.1	-0,80	-1,59

The growing competition in the market of telecommunications makes it necessary for the Company to continue pursuing the policy of investing considerable funds in updating the existing networks. In the previous years the market of borrowing long-term credit resources for funding Company's investment projects remained restricted because of the relatively high cost of such resources. At the moment, the situation in the market of long-term financing has improved and, as a consequence, the cost of long-term financing has been reduced for the Company.

However, in the period analysed, largely as a result of the Company's refusal to resort to long-term funding, the values of all ratios of the Company's liquidity deteriorated. At the same time, the percentage of short-term liabilities in the structure of the balance sheet increased significantly with a certain reduction of the share of current assets. The excess of short-term liabilities over the current assets of the Company as of 31st December 2003 amounted to 1,467,304 thousand roubles.

The basic factors that influenced the growth of short-term liabilities in the period under report were:

- revaluation of the debt to Vneshekonombank (Foreign Economic Bank);
- transfer of the debt under the first issue bonds from long-term liabilities to short-term liabilities;
- growth of the short-term debt to suppliers, among other things, through leasing payments expected in the year 2004;

The Company's management believes that in the future cash flows from the basic activities will be sufficient to fund current operations. Investment activities will be funded equally by cash flows from the basic activities and by long-term borrowed funds. The existing short-term liabilities and borrowed funds may be prolonged or refinanced in the required amount, if necessary.

Besides, it is planned to reduce the share of short-term liabilities in the balance sheet structure in 2004 and, as a consequence, to improve the liquidity ratios as a result of the policy of debt liabilities restructuring pursued by the Company and reducing the cost of servicing them through the following measures:

- secondary floatation of own bonds of the second issue redeemed by the Company with the par value of 750 million roubles and with the intermediary offer period of the entire issue not earlier than the 4th of October 2005;
- third bonded loan with the total volume of 2.5 – 3.0 billion roubles in the 4th quarter of the year 2004 – the 1st six months of 2005, with the repayment period from 3 to 6 years;
- making agreements of loan with the Savings Bank (Sberbank) of RF in order to get long-term funding in the framework of the crediting limit for the Company established by the Savings Bank in the amount of 500 million roubles.

Besides the restructuring of debt liabilities, a positive influence on the financial standing of the Company will be exerted by the introduction of a centralized treasury system for managing the Company's monetary funds starting from the 1st of January 2004, as a result of which, among other things, the Company's policy in the field of using borrowed funds will be optimized.

Dynamics of Profit for 2003

Area of activities		Returns (line 010 of Form No.2), thousand roubles	Prime cost (line 020 of Form No.2), thousand roubles	Profit from sales (line 050 of Form No.2), thousand roubles
Provision of communication services	*2003*	11 959 978	(9 316 348)	2 643 630
	2002	9 778 167	(7 300 095)	2 478 072
	absolute change	2 181 811	(2 016 253)	165 558
	accretion rate	22,3%	27,6%	6,7%
Other	*2003*	376 414	(167 377)	209 037
	2002	313 674	(143 274)	170 400
	absolute change	62 740	24 103	38 637
	accretion rate	20,0%	16,8%	22,7%
Total:	*2003*	12 336 392	(9 483 725)	2 852 667
	2002	10 091 841	(7 443 369)	2 648 472
	absolute change	2 244 551	2 040 356	204 195
	accretion rate	22,2%	27,4%	7,7%

In 2003 the amount of proceeds was 12.34 billion roubles, having increased by 22.2%. as compared to 2002. The share of income from communication services in the aggregate proceeds did not change in the year under report and amounted to 97%. The profit from sales increased by 7.7% to 2.85 billion roubles. The growth of income was caused by the increase in the volume of services provided and by the growth of the rates level.

Operation Profitability Analysis

An evaluation of the efficiency of company management from the standpoint of its profitability is given in the following table.

Profitability indicators	Shows	Calculation formula	Value of indicator	
			2002	*2003*
Profitability of sales	percentage of profit in each rouble of the turnover	(line 050 / line 010 of Form No.2)	26,2%	23,1%
Profitability of own capital	Net profit per 1 rouble of own funds	line 190 of Form No.2 / ((line 490_{start} + line 490_{end}) * 0.5) of Form No.1	1,7%	7,6%
Profitability of assets	Net profit per 1 rouble of aggregate assets	line 190 of Form No.2 / ((line 300_{start} + line 300_{end}) * 0.5) of Form No.1	1,2%	5,1%

There was a certain reduction of sales profitability in the period under report as compared to the previous year, which can be explained by the excess of the costs growth rate (27.4%) over the proceeds growth rate (22.2%).

Profitability of aggregate assets grew in 2003 as compared to the previous year by 3.9%, among other things,:

- through a growth of the profitability of sales in respect of net profit – by 3.6%;
- through acceleration of assets turnover - by 0.3%.

Profitability of equity capital grew in 2003 as compared to the year 2002 by 5.9%, among other things:

- through a growth of the profitability of sales in respect of net profit – by 5.1%;
- through acceleration of assets turnover - by 0.4%;
- through a reduction of the share of equity capital in the aggregate liabilities – by 0.4%.

On the whole, the efficiency of the economic and financial activities of the organization grew in the year 2003, which is evidenced by the positive dynamics of the profitability indicators of equity capital and aggregate assets.

5. Explanations to Essential Items of the Balance Sheet

5.1. Fixed Assets (line 120 of Balance sheet)

As of 1st January 2003, the Company did not re-value the fixed assets.

Change in the initial value of fixed assets in 2003:

	Amount, thousand roubles
Increase in the value of fixed assets, total	3 560 174
including that through:	
acquisition of new facilities	1 261 482
construction of new facilities	518 389
upgrading and renovation of working facilities (additional building, additional equipment)	1 769 130
receiving on a gratuitous basis	11 173
Reduction (withdrawal) in the value of fixed assets, total	(305 432)
including that through:	
sales of fixed assets	(33 715)
writing off of fixed assets	(266 943)
transfer free of charge	(4 774)
Change in the initial value of fixed assets - total	3 254 742

The bulk of the acquired fixed assets (55%) is other equipment of communication networks, while 28% are switchboards. 90% of the built and commissioned facilities in 2003 were telephone exchanges and linear cable facilities.

Fixed Assets Received under Contracts of Leasing

As of 31st December 2003 the Company had concluded 60 contracts, of them 22 contracts of financial leasing and 38 contracts of operation lease, providing for the lease of transport facilities, computer facilities, switchboards and other telecommunication equipment, with lease periods from 13 to 60 months.

Value of fixed assets acquired under leasing contracts:

	As of 01.01.2003	**As of 31.12.2003**
Fixed assets accounted in the Company's Balance sheet		
- Initial value of fixed assets	65 748	990 023
- depreciation charged in respect of fixed assets	(0)	(48 468)
- balance value of fixed assets	65 748	941 555
Fixed assets accounted in the Lessor's Balance sheet		

- contractual value of fixed assets	200 019	313 535

Amounts of forthcoming leasing payments:

Payment timing	Amounts to be paid, total	including:	
		those in respect of fixed assets on the balance sheet of the Company (recorded within liabilities in items 520 and 620 of the Balance Sheet)	those in respect of fixed assets on the balance sheet of the lessor (not recorded within liabilities)
2004	442 732	357 040	85 692
2005 - 2009	885 693	837 858	47 835
after 2009	-	-	-
TOTAL:	1 382 425	1 194 898	133 527

5.2. Capital Investment (Line 130 of Balance Sheet):

	As of 01.01.2003	As of 31.12.2003
Investments in non-current assets, total:	1 118 745	604 459
including:		
construction, upgrading and renovation of items of fixed assets by the contract method	477 722	352 664
construction, upgrading and renovation of items of fixed assets by own forces	34 748	28 543
capital investment in leased items of fixed assets	-	-
acquisition of separate items of fixed assets	495 829	39 056
acquisition of fixed assets under leasing contracts	2	1 434
completed capital construction facilities that have no certificates confirming state registration	109 997	182 435
research and design work in progress	-	-
other	447	327
Equipment for installation	89 690	120 404
TOTAL:	**1 208 435**	**724 863**

The Company deals with construction and renovation of telephone exchanges and linear cable facilities. During the year 2003, costs were incurred in the amount of 3,010,834 thousand roubles and fixed assets units worth of 3,500,303 thousand roubles were commissioned.

The cost of real estate sites that have been commissioned but are still recorded as construction in progress as of 31.12.03 was 182,435 thousand roubles. These fixed assets are under state registration at the moment. The bulk of this property (86%) were immovable facilities of communication lines, while 14% of this property were buildings and land plots.

5.3. Financial Investment (Lines 140 and 250 of Balance Sheet)

In section 4 of Form No.5 “Appendix to the Balance Sheet” information is given on the cost of financial investment by types, including the cost of financial investment, for which adjustment of cost to the current market value was done as of 31st December 2003.

Basic investment of the Company in authorized capitals of subsidiaries, affiliates and other companies:

Name of the Company	Area of activities	Investments value as of 31.12.2003	Share in the authorized capital. %	Percentage of voting shares
Subsidiaries				
AMT LLC	Consulting services	11 600.00	100%	100%
Pagetelecom LLC	paging communication services	185.00	100%	100%
Tsentrum LLC	restaurant business	49.62	100%	100%
Recreation and Disease Prevention Centre “Svyazist” LLC	services in health centre and resort treatment and care	500.00	100%	100%
Repair and Construction Board (RSU) - Telecom LLC	Construction and renovation services	500.00	100%	100%
Polycomp LLC	publishing	4.49	90%	90%
Artelecom Service LLC	Communication services	65 052.49	77%	77%
Vologda Cellular Communication OJSC	Communication services	33.00	60%	60%
St. Petersburg Telecommunication Centre CJSC	education services	2 150.50	54.38%	54.38%
Novgorod Datacom CJSC	Communication services	52.00	52%	52%
Bona LLC	Commercial operations	2.23	51%	51%
Kolatelecom CJSC	Communication services	75.00	50%	50%
Reserve against depreciation	-	0	-	-
Total:	-	77 204.32	-	-
Affiliates				
Neva Kabel CJSC	production of communication cable	95.00	49%	49%
Commercial Television and Radio CTJSC	Television and radio broadcasting services	0.20	40%	40%
Insurance CJSC Medexpress	insurance services	21 361.47	35%	35%
Kaliningrad Mobile Networks OJSC	Communication services	261.30	33.5%	33.5%
WestBalt Telecom CJSC	Communication services	11 343.35	28%	28%
Octagon Technologies CJSC	Communication services	2.22	26.4%	26.4%
Tele-Nord OJSC	Communication services	25.00	25%	25%

Dancell – SPb CTJSC	Production of communication facilities	3.50	24%	24%
Reserve against depreciation	-	-	-	-
Total:	-	33 092.04	-	-
Financial investments in other companies	X	30 046.45	1-20%	1-20%
Reserve against depreciation	-		-	-
TOTAL sum of lines 141, 142, 143 of the Balance sheet		**140 343**		

Other long-term financial investments (line 144 of the Balance sheet)

Name	Kind of investment	value as of 31.12.2003
AMT LLC	Loan	10 000
Telecombank CJSC	Deposit	8 000
Other	Other	5 026
TOTAL line 144 of Form No.1		**23 026**

In compliance with the decision of the Board of Directors of the Company, in April 2003 a decision was taken to terminate the participation in 18.30% of the shares of the Authorized Capital in OJSC SPb Bank of Reconstruction and Development (2 959 950 common shares) by selling a block of shares for 2 960 thousand roubles. An entry in the shareholders register evidencing the passage of the title to the said securities was made in April 2003.

In compliance with the decision of the Board of Directors of the Company, in September 2003 a decision was taken to terminate the participation in 43% of the shares of the Authorized Capital in CJSC Delta Telecom (220,630 common shares and 304,316 type "B" preferred shares) by selling them for 132,325 thousand roubles. An entry in the shareholders register evidencing the passage of the title to the said securities was made in December 2003.

In compliance with the decision of the Board of Directors of the Company, in October 2003 a decision was taken to establish a limited liability company, RSU – Telecom, with a single share with the par value of 500,000 roubles, which was 100% of the Company's Authorized Capital, and a limited liability company, RPK Svyazist, with a single share with the par value of 500,000 roubles, which was 100% of the Company's Authorized Capital. The state registration of the companies, with a respective entry made in the Single State Register of Legal Entities, took place in November 2003.

Other investments were made in Russian companies mainly dealing with the provision of banking services, leasing out equipment and investment activities. The Company's share in the authorized capital of such enterprises does not exceed 20%.

The income gained in the form of dividend from long-term financial investment is recorded in the item "Income from Participation in Authorized Capitals of Other Organizations" in the profit and loss report, in the amount of 697 thousand roubles (in 2002 it was 489 thousand roubles).

Loans issued by the Company as of December 31, 2003

Name of borrower	Amount of loan	Paying date	Annual interest rate	Collaterals received asset name/ value
Long-term loans				
AMT LLC	10 000	31.12.2005	0%	-
Westlink Company CJSC	514	31.01.2007	0%	-
Reserve against depreciation	-	X	X	-
Total:	10 514	X	X	-
Short-term loans				
- other	-	X	X	-
Reserve against depreciation	-	X	X	-
Total:	-	X	X	-
TOTAL	**10 514**	**X**	**X**	-

No reserve for depreciation of loans granted was formed in 2003.

5.4. Deferred Tax Assets (Item 145 of the Balance Sheet)

Deferred tax assets flow in 2003:

Balance as of 01.01.2003	126 749
Created in the period under report in respect of deductible temporary differences	105 994
Created in the period under report in respect of profit tax overpayment	28 483
Repaid to reduce tax payments	179
Written off at withdrawal of objects, for which they were created	-
Balance as of 31.12.2003	261 047

The Company calculated the deferred tax assets as of 1st January 2003 in the amount of 126,749 thousand roubles in respect of deductible temporary differences that had arisen before 1st January 2003 for the purpose of bringing the data as of the start of the year to values comparable with the data as of the end of the year 2003.

5.5. Other Non-Current Assets (Line 150 of Balance Sheet):

	As of 01.01.2003	As of 31.12.2003
Advances paid as settlement for acquisition and formation of non-current assets	120 374	122 466
Deferred expenses for property redemption under leasing agreements	330	133

Deferred expenses for acquisition of software products and databases	84 400	613 954
Results of completed research and design that yielded a positive result	-	-
TOTAL:	**205 104**	**736 553**

The records of deferred expenses for the acquisition of software and databases include Company's costs of acquiring enterprise management software of Oracle E-Business Suite worth of 389 880 thousand roubles.

On 14th April 2003 a meeting of the Management Board of OJSC Svyazinvest took place, where a decision (No. 10) was taken to introduce the enterprise management system (ERP) at enterprises of OJSC Svyazinvest; on 3rd June 2003 the Company's Board of Directors approved the decision on the advisability of introducing the enterprise management system (ERP) on the basis of the Oracle E-Business Suite software and approved of the contract of delivery of the Oracle E-Business Suite software with CJSC "Open Technologies 98" for 467,856 thousand roubles (approximately 15,460 thousand US dollars).

Under the contract of delivery, among other applications, the Company acquired 7,638 licenses of E-business Suite 2003 Professional for the non-exclusive right of using the software.

The Company is planning to complete the introduction of the system in 2006.

5.6. Inventories

Structure of raw materials, materials and other similar inventories (line 211 of Balance sheet)

	As of 01.01.2003	As of 31.12.2003
Cable	50 246	59 539
Fuel	6 901	7 317
Spare parts	35 636	34 920
Materials transferred for processing to other companies	265	122
Construction materials	10 825	15 707
Economic implements	18 291	16 036
Other materials	83 198	86 573
TOTAL:	**205 362**	**220 214**

5.7. Deferred Expenses (Line 216 of Balance Sheet)

Structure of deferred expenses

	As of 01.01.2003	As of 31.12.2003
Deferred leaves	8 879	14 947
Deductions of single social tax	2 410	3 799
Expenses for certification and licensing	2 132	3 008
Personnel education and training	910	597
Expenses for advertising	34	26
Insurance	19 216	52 458
Expenses related to the development of new production facilities	19 381	-
Subscription to periodicals	581	189
Expenses for business trips abroad	82	64
Other	9 536	8 484
TOTAL:	**63 161**	**83 572**

5.8. Long-term Buyers' and Customers' Accounts Receivable (Line 230 of Balance Sheet)

	As of 01.01.2003	As of 31.12.2003
Settlements with suppliers and customers in respect of secondary activities	-	-
Accounts receivable in respect of sold assets		6 218
Advances distributed	-	2 123
Other debtors	17 009	38 260
TOTAL:	**17 009**	**46 601**

5.9. Short-term Buyers' and Customers' Accounts Receivable (Line 241 of Balance Sheet)

	Indebtedness - total	Reserve for doubtful debts	Indebtedness less reserve for doubtful debts
As of 01.01.2003			

	Indebtedness - total	Reserve for doubtful debts	Indebtedness less reserve for doubtful debts
Settlements with individuals (on communication services)	463 951	(43 755)	420 196
Settlements in respect of reimbursement for funds related to provision of privileges for certain categories of subscribers	674 733	(513 645)	161 088
Settlements with budgetary organizations on communication services	104 873	(50 851)	54 022
Settlements with non-budgetary organizations (except for communication operator companies)	278 368	(55 152)	223 216
Settlements with communication operator companies for communication services	4 015	-	4 015
Settlements with suppliers and customers in respect of secondary activities	31 637	-	31 637
Settlements for sold assets	84 775	-	84 775
Settlements with the state customer in respect of civil defence	-	-	-
TOTAL as of 01.01.2003:	1 642 352	(663 403)	978 949
As of 31.12.2003			
Settlements with individuals (on communication services)	548 255	(49 937)	498 318
Settlements in respect of reimbursement for funds related to provision of privileges for certain categories of subscribers	716 589	(606 789)	109 800
Settlements with budgetary organizations on communication services	136 857	(55 696)	81 161
Settlements with non-budgetary organizations (except for communication operator companies)	185 609	(26 195)	159 414
Settlements with communication operator companies for communication services	92 725	0	92 725
Settlements with suppliers and customers in respect of secondary activities	35 917	(14 504)	21 413
Settlements for sold assets	8 420	-	8 420
Расчеты с госзаказчиком по гражданской обороне	297	-	297
TOTAL as of 31.12.2003	1 724 669	(753 121)	971 548

5.10. Advances issued (settlements under which are expected within 12 months after the reporting date) (line 242 of Balance sheet)

	As of 01.01.2003	As of 31.12.2003
To suppliers and contractors for materials	21 199	18 102

To suppliers and contractors for public utilities and electrical power	3 528	1 932
To suppliers and contractors for repairs services	5 077	6 461
To suppliers and contractors for property leasing	2 733	2 751
To Russian communication operators	1 008	1 398
Under current leasing payments	11 645	4 665
To suppliers and contractors for other services	155 987	27 644
TOTAL:	**201 177**	**62 953**

5.11. Other Accounts receivable (expected within 12 months after the reporting date) (line 243 of Balance sheet)

	As of 01.01.2003	As of 31.12.2003
Settlements in respect of taxes and fees	56 031	14 766
Settlements in social insurance and security	8 139	5 661
Settlements with personnel in respect of labour remuneration	159	190
Settlements with advance holders	1 355	771
Settlements with personnel under other transactions	29 580	10 545
Settlements with various debtors	80 189	55 141
- settlements in property insurance and personal insurance	518	1 191
- claim settlements	18 761	4 759
- settlements on due income	-	-
- settlements under investments	-	-
- other settlements with subsidiaries and affiliates	9 126	9 885
- settlements under transactions with securities	-	486
- other	51 784	38 820
TOTAL:	**175 453**	**87 074**

5.12. Monetary Funds (Line 260 of Balance Sheet)

	As of 01.01.2003	As of 31.12.2003
Cash on hand	4 929	4 535
Settlement accounts	313 311	271 340
Currency accounts	574	334
Special accounts with banks	1 677	734
Collection of receipts	14 773	2 832
Other transfers in transit	3 209	213
TOTAL:	**338 473**	**279 988**

As of 31st December 2003, the bulk of the Company's monetary funds were on the accounts of CJSC North-West Telecombank (40% of the entire amount of monetary funds), the North-West Bank of the Savings Bank of RF (28%), the North Bank of the Savings Bank of Russia (25%), OJSC Industry & Construction Bank (4%) and AKB Moskovsky Delovoy Mir (2% of the entire amount of monetary funds).

5.13. Authorised Capital (Line 410 of the Balance Sheet):

Authorized capital is 937,940,010 roubles and consists of 735,917,222 common and 202,022,788 preferred shares with face value 1 rouble each.

Shareholders	Common stock		Preferred stock		Face value of floated shares
	Number (pcs)	Face value (roubles)	Number (pcs)	Face value (roubles)	
Legal entities, total:	694 620 032	1	112 771 793	1	807 391 825
including:					
- OJSC Svyazinvest	374 172 243	1	0	1	374 172 243
- subsidiaries and affiliates	2 799 396	1	9 122	1	2 808 518
including:					
- Pagetelecom LLC	9 896	1	9 122	1	19 018
- AMT LLC	2 789 500	1	0	1	2 789 500
- other legal entities, total:	317 648 393	1	112 762 671	1	430 411 064
including:					
- Brunswick UBS Warburg Nominees CJSC	139 809 692	1	35 490 242	1	175 299 934
- Depository Clearing Company CJSC	65 064 077	1	29 436 092	1	94 500 169
- ING BANK (EURASIA) CJSC	7 128 661	1	7 932 655	1	15 061 316
- Lindsell Enterprises Limited	50 363 027	1	21 291 645	1	71 654 672
- Fractor Investments Limited"	26 648 680	1	0	1	26 648 680
- CB J.P. Morgan Bank International (LLC)	14 059 123	1	430 000	1	14 489 123
- other	14 575 133	1	18 182 037	1	32 757 170
Individuals, total:	41 297 190	1	89 250 995	1	130 548 185
TOTAL:	**735 917 222**	**X**	**202 022 788**	**X**	**937 940 010**

As of 31st December 2003, the authorized capital of the Company was completely paid up.

Preferred shares do not grant the right of vote. They cannot be converted into common shares, however, they give the right of getting an annual fixed dividend, except for the cases provided for by the Articles of Association.

The total amount to be paid as the dividend per type A preferred share shall be 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares making 25% of the Company's Authorized Capital. If the total amount of dividend paid by the Company per common share in a certain year exceeds the amount to be paid as dividend per type A preferred share, then the amount of dividend paid on preferred shares must be increased to the amount of dividend paid on common shares.

5.14. Own Shares Purchased from the Shareholders (Line 440 of Balance Sheet)

During the year 2003 OJSC North-West Telecom did not redeem own common or preferred shares.

5.15. Profit Distribution

Planned distribution of profit of the year 2003, to be approved at the annual general meeting of the shareholders of the Company to take place in June 2004:

	Amount
Capital prior to distribution of profit of the year under report	
Authorized capital	937 940
Capital reserves	46 897
Added capital	6 859 040
Profit of previous years	2 755 301
Profit of the year under report	837 478
Total, capital prior to distribution of profit of the year under report:	**11 436 656**
Areas of distribution of the profit of the year under report	
Profit allocated for the formation of reserve fund	
Profit allocated for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents)	
Profit allocated for dividends	(133 203)
Results of distribution of the profit of the year under report	**(133 203)**
Capital after the profit distribution	
Authorized capital	937 940
Capital reserves	46 897
Added capital	6 859 040
Profit of previous years	3 459 576
Total, capital after the distribution of profit of the year under report:	**11 303 453**
Capital reduction after the distribution of profit of the year under report	**(133 203)**
Growth (reduction) of the capital in respect of the retained profit of the year under report.	704 275

5.16. Dividend

In 2003 payment of dividend for the year that ended on 31st December 2002 was stated in the amount of 0.064 roubles per common share and 0.14 roubles per preferred share. The amount of dividend to be paid amounted to 75,382 thousand roubles.

The Board of Directors of the Company proposed the following amount of dividend to be paid for the year 2002:

Name of shares	Number of shares (pcs.)	Dividend per share (roubles)	Total amount of dividend (roubles)
Preferred A type shares	202 022 788	0,140	28 283 215
Common stock	735 917 222	0,064	47 098 694

TOTAL:	**937 940 010**	**X**	**75 381 909**

The enclosed financial reports do not show the dividend for the year 2003. It will be shown as the use of the retained profit during the year expiring on 31st December 2004, after they are approved by the annual general meeting of the shareholders of the Company.

5.17. Credits and Loans (Lines 510 and 610 of Balance Sheet):

	Long-term		**Short-term**	
	01.01.2003	**31.12.2003**	**01.01.2003**	**31.12.2003**
Loans from banks, total:	17 383	-	208 946	-
including:				
- Vneshekonombank	17 383	-	7 154	-
- Savings bank	-	-	88 792	-
- MCB Svyazbank, Petrozavodsk	-	-	15 000	-
- Inter-Regional CB of Communication and Information Support Development, Moscow	-	-	5 000	-
OJSC Industry and Construction Bank, the Petrozavodsk branch	-	-	5 000	-
- MSCB	-	-	10 000	-
- Petrovsky CB	-	-	64 000	-
- Promenergobank OJSC	-	-	14 000	-
Loans from organizations which are not the Group members	83 088	77 810	331 629	597 316
including:				
- Vneshekonombank	83 088	77 810	331 629	597 316
Loans from organizations which are the Group members	34 151	2 954	26 003	31 024
including:				
-Svyazinvest OJSC	31 197	-	26 003	31 024
-Lensvyaz OJSC	2 954	2 954	-	-
Bonds issued	300 000	750 000	12 428	335 424
Bills issued	-	-	-	-
TOTAL:	**434 622**	**830 764**	**579 006**	**963 764**

In July 2003 the Company registered the issue of 1,500,000 coupon bonds with the face value of 1000 roubles each, and the floatation took place on 8th October 2003. The Bonds have 16 coupons. Payments for the 1st coupon are effected on the 91st day from the day of the Bonds floatation start, and other coupon payments are effected on each 91st day. The interest rate for the 1st, 2nd, 3rd and the 4th coupons has been fixed as 14.2 % per annum, which makes 35 roubles 40 kopecks per bond. The interest rate for the coupons from the 5th to the 8th is 13.2 % per annum, or 32 roubles 91 kopecks per bond. The rate of the coupons from the ninth to the sixteenth is established by the Board of Directors and brought to the notice of all interested parties by publishing the information in the newspapers Vedomosti and/or Izvestiya not later than 14 days before the date of expiry of the eighth coupon period.

It was planned that the funds from the floatation of the second bonded loan by the Company would be allocated to implementation of a number of projects provided for by the investment plan for the years 2003-2004, including renovation and replacement of the obsolete equipment on telephone networks of St. Petersburg, Kaliningrad, Murmansk, Vologda, Arkhangelsk and Novgorod, as well as construction of new telephone exchanges.

It was also planned to finance installation of WEB payphones and introduction of broad-band access devises for video payphones, as well as expansion of switched access to the Internet. Besides, the floatation of bonds was to facilitate the support of public credit history and to allow the issuer to reduce expenses for the payment of the interest on earlier received loans by restructuring (refinancing) them and to ensure a further reduction of currency risks.

Taking into account that by the moment of the second bonded loan floatation the USD to RUR exchange rate started decreasing and having analysed the efficiency of early retirement of some tied credits nominated in US dollars, the Company abandoned the transaction.

Besides, in August 2003 the Ministry of Antimonopoly Policy of RF approved new rates for the Company (the increase for some rates was from 20 to 30%), which resulted in a growth of proceeds and in the formation of Company's extra own financial resources.

Taking into account the above changes that took place after the registration of the bonds issue offering circular, for the purpose of reducing Company's expenses for the servicing of the second bonded loan and for a more optimal use of own and borrowed financial resources, a decision was taken that the Company would redeem a half of the second bonded loan "to itself" and that it would be subsequently sold in the secondary market when investment projects required funding. As of 31st December 2003 the Company held second issue bonds worth of 750 000 thousand roubles.

On 6th October 2003, for the purpose of a short-term loan, the Company issued a 100 000 thousand roubles promissory note with the interest rate of 11% per annum. The payment date is 10th October 2003 at sight. The total value of payments under the note paid by the Company amounted to 100,121 thousand roubles.

During 2003 the Company made contracts of loans with the following banks: OJSC AKB Moskovsky Delovoy Mir, OJSC AKB AVTOBANK-NIKOIL, OJSC ALPHA-BANK, CJSC North-West Telecombank. For the use of the credits the Company paid interest to the banks at the rates from 17% to 12% per annum for credits in roubles and 10% per annum for hard currencyfor credit. A guarantee was provided by the mortgage of telecommunication equipment. Loans were received for the funding of the Company's current activities (replenishment of current assets). Loans were received on a centralized basis, at the level of the General Directorate, which resulted in a sufficient reduction of the interest rate for the use of the credits. As of the end of 2003, there were neither debts for short-term bank credits, nor any burdening in respect of mortgaged property.

In 1995-1996 the Ministry of Finance of the Russian Federation provided long-term funding to the Company for the purpose of purchasing telecommunication equipment from foreign suppliers. In that situation Vneshekonombank (Foreign Economic Bank) acted as the agent crediting the Company. As of the start of the year 2003 the debt to Vnesheconombank amounted to 439 256 thousand roubles.

As of the end of 2003 the debt to Vneshekonombank amounted to 675 127 thousand roubles, including overdue liabilities worth of 417 256 thousand roubles (including 118 557 of overdue interest).

Long-Term Credits and Loans Repayment Schedule as of 31st December 2003:

	Amount to be repaid
in 2005	68 029
in 2006	237 735
in 2007	525 000
in 2008	-
after 2008	-
TOTAL:	**830 764**

The expenses of the Company related to receiving and using loans and credits are included in:

	2003	2002
- operating expenses	222 982	214 256
- the value of investment assets	-	-
TOTAL:	**222 982**	**214 256**

5.18. Deferred tax liabilities (line 515 of Balance sheet)

Flow of deferred tax liabilities in 2003

Balance as of 01.1.2003	**271 323**
Created in the period under report in respect of taxable temporary differences	129 098
Created in the period under report in respect of the profit tax debt according to the base of the transition period	90
Repaid for increase of tax payments	-
Written off at withdrawal of objects, for which they were created	-
Balance as of 31.12.2003	**400 511**

The Company calculated the deferred tax liabilities as of 1st January 2003 in the amount of 271,323 thousand roubles in respect of taxable temporary differences that had arisen before 1st January 2003 for the purpose of bringing the data as of the start of the year to values comparable with the data as of the end of the year 2003.

5.19. Other Long-Term Liabilities (Line 520 of the Balance Sheet)

	As of 01.01.2003	As of 31.12.2003
Settlements with suppliers and contractors (commercial credits)	906 825	1 093 761
Long-term part of liabilities on taxes and duties	-	-
TOTAL:	**906 825**	**1 093 761**

As compared to the last year, the long-term accounts payable increased by 186,936 thousand roubles, which was mainly caused by leasing equipment from OJSC RTK Leasing.

5.20. Accounts Payable

Settlements with Budget in Respect of Taxes and Fees (Line 652 of Balance Sheet):

	As of 01.01.2003	As of 31.12.2003
Settlements on value added tax	141 645	140 605
Settlements on the profit tax	27 109	21 224
Settlements on income tax of individuals	10 460	18 079
Settlements on property tax	41 103	42 641
Settlements on transport tax	1 133	318
Settlements on land tax	125	36
Settlements under single tax on imputed income	-	7
Settlements on tax on the use of the Earth's interior	-	-
Settlements on sales tax	22 790	27 237
Other taxes and fees	11 387	2 889
TOTAL:	255 752	253 036

0.24% of the Company's liabilities in respect of taxes and fees were repaid in 2003 by non-monetary settlements (0. 35% in 2002).

Other Accounts Payable (line 626 of Balance Sheet):

	As of 01.01.2003	As of 31.12.2003
Settlements with advance holders	424	278
Settlements with personnel under other transactions	3 057	3 227
Settlements with various creditors including:	446 017	726 872
- settlements on deposited wages	2 458	1 030
- settlements on deferred taxes (VAT and sales tax)	253 656	277 730
- settlements in property insurance and personal insurance	1 029	1 872
- claim settlements	531	122
- settlements under investments	-	500
- other settlements with subsidiaries and affiliates	-	11
- settlements under transactions with securities	-	-
- other settlements	188 343	445 607
TOTAL:	449 498	730 377

The growth of accounts payable as compared to the year 2002 was related to the charging of forthcoming pays to employees in the amount of 372,597 thousand roubles. As of 31st December 2002 no debt for such pays was charged.

5.21. Deferred Income (line 640 of Balance Sheet)

	As of 01.01.2003	As of 31.12.2003
Budget funds for target financing, total including:	23	430
- civil defense	4	430
- mobilization training and maintenance of mobilization facilities	-	-
- budget funds in the form of money for other purposes	-	-
- budget funds in other forms for other purposes	19	-
Target financing funds (except for budgetary funds)	-	-
Deferred income, total including:	30 310	30 465
- receipts free of charge	12 966	22 724
- other deferred income	17 344	7 741
TOTAL:	30 333	30 895

6. Explanations to Essential Items of Profit and Loss Report

6.1. Normal Operation Income

Proceeds from the sale of products, goods, from provision of services and performance of jobs (less VAT, excise taxes and similar obligatory fees) less value added tax and sales tax:

	2003	2002
Long-distance and international telephone communication	4 558 046	4 138 109
City and rural telephone communication	5 400 348	4 367 581
Radio communication, broadcasting, television, satellite communication	22 534	18 401
Wired radio	153 824	133 649
Wireless radio communication	53 310	73 582
Documentary telecommunication *	516 971	358 584
Income from new telecommunication services	72 954	90 266
Income from communication operators	1 180 338	590 249
Other communication services (primary activities)	1 653	7 745
Income from other sales (secondary activities)	376 414	313 675
TOTAL:	**12 336 392**	**10 091 841**

* including services on Internet access providing

In the year 2003 OJSC Rostelecom carried out a reform of the system of mutual settlements with inter-regional companies for the passage of long-distance telephone traffic. Before 2003, the Company paid to OJSC Rostelecom according to the integral settlement rate for the passage of 1 minute through a 50 km section of the network.

The integral settlement rate contains a linear constituent and the difference of the average weighted incoming and outgoing terminal constituents in respect of the passage of traffic. The rate was calculated once a year according to the data of the traffic passed in the previous year and distorted the economic benefits and expenses related to changes in the volumes of the passed traffic in subsequent periods.

The new system of settlements separates payment for the passage of long-distance telephone traffic through the network of OJSC Rostelecom and for the landing of the traffic on the operator's networks. The new system of settlements was introduced in August 2003 and has made it possible for the Company to gain income for the landing of incoming traffic on its networks depending on the actually passed volume of traffic in the current period, which has resulted in an increase of the income by 195,648 thousand roubles.

Barter Transactions

In 2003 the Company did not effect any essential operations of services provision, jobs performance or sale of goods or products on the basis of barter, except for barter transactions of the regional branch Cherepovetselectrosvyaz and OJSC Severstal.

6.2. Normal Operation Expenses

Expenses for sales of products, goods, services and jobs (less the VAT, excise taxes and similar obligatory fees)

	2003	2002
Expenses for wages	2 610 807	2 049 517
Deductions for social insurance	811 926	711 632
Depreciation of fixed assets	968 365	784 721
Material expenses	482 686	359 549
Electrical power	177 893	175 337
Settlements on the services of communication operators (except for the Companies of the Group)	387 726	273 151
Settlements on the services of communication operators, which are the Group members	64 289	55 275
Expenses for Rostelecom OJSC services	1 838 195	1 487 147
Services of outside organizations	774 810	535 871
Taxes and fees included in the expenses for normal activities	17 628	115 262
Other expenses	1 349 400	895 907
TOTAL:	**9 483 725**	**7 443 369**

The growth of other expenses related to normal activities is related to the charging of expenses in the amount of 372,597 thousand roubles for forthcoming pays to Company's employees (bonuses, remuneration and unused leaves) for the year 2003, which will be paid in the year 2004.

6.3. Operating Income and Expenses:

Composition of other operating income:

	2003	2002
Income from sale and other withdrawal of other assets	337 725	68 728

Income from sale and other withdrawal of fixed assets	18 988	126 160
Income from joint activity	-	-
Other operating income including:	2 258	349 582
- restoration of reserve for doubtful debts	-	336 198
- income from purchase and sale of currency	67	4 219
- other	2 191	9 165
TOTAL:	**358 971**	**544 470**

Composition of other operating expenses:

	2003	2002
Expenses related to sale and other kinds of assets withdrawal	208 909	68 107
Expenses related to sale and other kinds of fixed assets withdrawal	30 611	131 414
Deductions to reserves for doubtful debts	409 042	1 128 138
Deductions to reserves against depreciation of financial investments	-	-
Expenses for taxes and fees	230 132	196 094
Expenses for paying for services of credit organizations	77 922	68 481
Expenses related to participation in joint activity	-	-
Other operating expenses	48 177	33 308
- expenses from purchase and sale of currency	5 388	4 880
- services on Bonds floatation	31 114	7 526
- other	11 675	20 902
TOTAL:	**1 004 793**	**1 625 542**

6.4. Income and expenses from sources other than sales:

Composition of income from sources other than sales:

	2003	2002
Fines, penalties and forfeits for breaking contractual terms, receipts for indemnification for loses inflicted	8 899	9 702
Profit of past years, revealed in the year under report	39 497	21 821
Exchange rate differences	131 526	34 345

Amount differences	6 791	7 301
Profit from writing off of accounts payable with limitation period expired	14 695	5 134
Funds received free of charge	2 363	2 442
Value of property revealed after stock-taking	322	3 800
Other	57 040	44 772
including:		
- receipts for indemnification for loses inflicted	14 754	2 352
- indemnity of 50% for persons enjoying benefits	0	14 428
- non-current assets extra valuation	37 611	0
- other	4 675	27 992
TOTAL:	**261 133**	**129 317**

Composition of expenses for purposes other than sales

	2003	**2002**
Fines, penalties and forfeits for breaking contractual terms, indemnification for loses inflicted	14 593	59 444
Loss of past years, revealed in the year under report	196 927	39 052
Exchange rate differences	147 541	210 561
Amount differences	62 170	25 054
Writing off of accounts receivable	11 391	113 098
Value of property, the shortage of which was revealed after stock-taking	7 979	-
Expenses related to charity activities and sponsorship, cultural events and other similar events	35 595	48 953
Membership fees to associations, non-profit partnerships	104 766	27 636
Payment to personnel not included in the expenses for normal activities	177 874	173 410
Expenses for mobilization training and civil defense	12 863	4 590
Fines and penalties on taxes and duties	3 084	33 075
Other	171 066	136 781
including:		
- maintenance of social and cultural facilities	40 381	52 508
- other	130 685	84 273
TOTAL:	**945 849**	**871 654**

In 2003 the Company took a decision to change the procedure of accounting the liabilities expressed in conventional units and to record the said liabilities in the amount equal to the cost of retirement as of 31st December 2003. As a result, in 2003 the Company recorded losses of past years in the amount of 158,308 thousand roubles. In case of reporting such revaluation in respective reporting periods, the unaudited pro forma net profit of the Company for 2003 and 2002 would amount to 996,450 thousand roubles and 24,382 thousand roubles respectively.

6.5. Extraordinary Income and Expenses

Composition of extraordinary income:

	2003	2002
Insurance indemnity	4 223	-
Budget funding in accordance to extraordinary circumstances	-	-
Value of inventories remaining after assets are written off	-	-
Other receipts in accordance to extraordinary circumstances	-	-
TOTAL:	4 223	-

Composition of extraordinary expenses:

	2003	2002
Value of lost inventories	4	-
Losses from writing off fixed assets	4 850	8
Expenses for eliminating the consequences of natural calamities and other emergency circumstances	581	-
TOTAL:	**5 435**	**8**

6.6. Settlements in Respect of the Profit Tax

In the year 2003, in compliance with the Provisions on Accounting "Profit Tax Calculations Accounting" that had taken effect (PBU 18/2002), the profit tax expenses to be deducted from the total amount of profit before taxes were determined in the accounts and reports as the sum total of the profit tax conventional expenditure adjusted by the total amount of constant tax assets and liabilities.

The said amount of the profit tax expenses was formed in the Profit and Loss Report for 2003 as the aggregate of the amounts shown for items "Deferred Tax Assets", "Deferred Tax Liabilities" and "Current Profit Tax", the presentation of which in this report is required by the Provisions on Accounting "Profit Tax Calculations Accounting".

The Company's profit tax expenses for the year 2002 were formed in the amount of the profit tax calculated in compliance with the requirements of the Tax Code of the Russian Federation. The Company did not calculate deferred tax liabilities or assets, or constant tax liabilities or assets for the year 2002, as no such requirement followed from the Provisions on Accounting "Profit Tax Calculations Accounting".

In 2003 the Company determined the following constituents of the profit tax:

Indicator	Amount	Profit tax rate	Amount	Indicator
1. Accounting profit for 2003	1 321 957	24%	(317 270)	Profit tax conventional expenditure

2. Constant taxable differences	743 312	24%	(178 395)	Constant tax liability
3. Constant deductible differences	60 429	24%	14 503	Constant tax assets
4. Constant deductible differences	5 772	4%	231	Constant tax assets
5. Temporary taxable differences	537 912	24%	129 099	Deferred tax liability
6. Temporary deductible differences	440 896	24%	(105 815)	Deferred tax assets
Taxable base for the profit tax (1+2-3-4-5+6)	1 902 052	24%	(456 493)	Current profit tax
Taxable base for the profit tax	5 772	20%	(1 154)	Current profit tax
Profit tax according to the transition period base for the reporting periods 2003-2006			(3 547)	Profit tax conventional expenditure Current profit tax

The Company's profit tax expenses for the year 2003 amounted to:

Total	**(484 480)**
including	
- profit tax conventional expenditure	(317 270)
- profit tax according to the base of the transition period	(3 547)
- securities profit tax	(2)
- constant tax liabilities	(178 395)
- constant tax assets	14 734

In the Profit and Loss Report, the Company's profit tax expenses for the year 2003 are shown as the aggregate of the following amounts:

Total	**(484 480)**
including	
- current tax	(457 647)
- profit tax according to the base of the transition period	(3 547)
- securities profit tax	(2)
- deferred tax liabilities	(129 099)
- deferred tax assets	105 815

Constant taxable differences that have led to an adjustment of the conventional profit tax, total	**743 312**
Amount of charged depreciation on amounts of fixed assets extra valuation carried out after 01.01.2002	-

Amount of charged depreciation on fixed assets received (transferred) under contracts for use free of charge	-
Losses related to gratuitous transfer of property, and expenses related to such transfer	-
Difference between the residual value of fixed assets for the purposes of accounting and tax records at withdrawal of fixed assets	-
Gratuitous receipts (income) taxable at the moment receipt, however, according to the accounting rules, recorded on account 98 "Deferred Income"	-
Expenses for any remunerations to employees of the enterprise, apart from remunerations paid on the basis of employment contracts (agreements).	70 859
Payment of welfare	91 930
Payment of additionally provided leaves, apart from those provided for by the active law	3 027
Expenses for voluntary personal insurance of an employee, providing for payment of medical expenses exceeding in the aggregate the standard established by article 255 of the Tax Code of RF (3% of the expenses for remuneration of labour)	-
Expenses for long-term life insurance of employees, retirement insurance and/or non-government provision of pensions in the amount exceeding the standard established by article 255 of the Tax Code of RF (12% of the expenses for remuneration of labour)	-
Expenses for voluntary personal insurance of an employee solely for the case of death or disablement in connection with discharging the service duties in the amount exceeding the standard established by article 255 of the Tax Code of RF (no more than 10,000 roubles per year per insured employee).	-
Expenses for varieties of voluntary insurance of property that are not listed in article 263 of the Tax Code of RF.	-
Travel expenses (daily allowance) in excess of the standard	4 608
Representation expenses in excess of the standard	-
Expenses for advertising in excess of the standard	-
Expenses for fuels and lubricants in excess of the standard (excess of technological standards)	-
Interest charged by the borrowing tax-payer to the creditor in excess of the amounts recognized as expenses for the purpose of taxation in compliance with article 269 of the Tax Code	48 879
Difference in the rules of charging the reserve for doubtful debts	-
Amount of charged reserve for depreciation of financial investment	-
Negative difference obtained in the evaluation of securities to the current market value	-
Losses from shortages and/or spoilage in storage and transportation of inventory holdings in excess of the rates of natural loss	-
Amounts of voluntary membership fees (including entrance fees) to public organizations, amounts of voluntary fees of participants of unions, associations, organizations (corporations) for maintenance of the said unions, associations or organizations	592
Expenses for R & D that have not yielded a positive result - in excess of the amount of the expenses provided for by article 262 of the Tax Code of RF	-
Deductions to the Research & Design Fund	-
Payment for medical treatment, recreation, excursions, traveling, attendance of sports classes, or clubs, attendance of cultural, entertainment or sports events	45 593

Expenses for subscription not related to subscription to literature used for the operation purposes, expenses for payment for employees' personal consumption goods, as well as other expenses incurred in favour of employees.	44 254
Expenses, for which their operational nature cannot be proven, or expenses that are not grounded from the standpoint of the organization's areas of operation (article 252 of the Tax Code of RF).	66 913
Fines and penalties for breach of tax laws	2 40
Loss of the period under report during activities related to the use of servicing facilities and units (in compliance with article 275.1 of the Tax Code of RF)	10 430
Expenses of past years, revealed in the reporting (taxation) period, that, in principle, are not expenses for the purpose of taxation	-
Adjustment of proceeds as a result of applying article 40 of the Tax Code of RF	-
Amounts of the single tax on imputed earnings	39
Funds transferred to trade union organizations	6 616
loans for employees	1 175
other taxes and fees not established by the Laws	20 456
expenses related to nonprofit partnership	102 207
fee in excess of the standard for the environment pollution	568
charity and sponsorship	20 180
lumpsum incentive pays	36 568
Expenses for activities transferred to the payment of the single tax on imputed earnings	14 596
Indemnification for damages caused by the organization	10 551
Depreciation of fixed assets, that is not a depreciation of property	48 630
Losses only in NU	(452)
Value of property transferred free of charge	420
other taxable constant differences	92 264
Constant deductible differences that have led to an adjustment of the conventional profit tax, total	**66 201**
including:	
Income in the form of dividend from share participation in operation of other organizations	709
Expenses for activities transferred to the single tax on imputed earnings	12 138
Income in the form of the amounts of the tax-payer's accounts payable to budgets of various levels, written off and/or reduced by other methods in compliance with the laws of RF or upon decision of the Government of RF	-
Negative difference obtained in the revaluation of securities to the current market value	-
Restored amount of charged reserve for depreciation of financial investment	-
Restored amount of unused reserve for doubtful debts	-
Difference between the value of the property and property rights contributed to the Authorized Capital and the face value of acquired shares	-
Income of past years, revealed in the reporting (taxation) period, that, in principle, is not an income for the purpose of taxation	
Income equal to the amount of charged depreciation for property received through gratuitous receipts.	-
Other	47 471
privilege for investment project	5 772
extra valuation of non-current assets	111

Temporary taxable differences that have led to an adjustment of the conventional profit tax, total	**537 912**
including:	
difference in the methods of calculating fixed assets depreciation in accounting and tax records	435 300
difference in the methods of calculating intangible assets depreciation in accounting and tax records	-
various time of writing off expenses for R & D to costs	-
amount differences	19 987
interest for credit in the cost of property	489
payments under leasing contracts	49 621
deferred unified social tax	685
profit of past years, for which no adjusted tax return has been produced	27 278
other temporary taxable differences	4 552
Temporary deductible differences that have led to an adjustment of the conventional profit tax, total:	**440 896**
including:	
Difference in the methods of calculating fixed assets depreciation in accounting and tax records	-
Difference in the methods of calculating intangible assets depreciation in accounting and tax records	-
Various time of writing off expenses for R & D to costs	-
Value of property received free of charge	9 775
Losses from sales of fixed assets	3 900
Loss of past years calculated in compliance with chapter 25 of the Tax Code of RF and recognized in the period under report as the "tax" expenditure	-
Losses according to the transition period base	-
0.3 Ministry of Communication	3 128
Losses of past years, for which no adjusted tax return has been produced	34 785
Reserve for wages	372 597
amount differences	216 264
Other temporary taxable differences	134
Difference in the rules of calculating a reserve for doubtful debts	(199 687)

6.7. Net Profit of the Period Under Report

In the year 2003 the "Net Profit (Loss) of the Period under Report" index was determined according to the accounting data proceeding from the fact that the profit tax expenses deducted from the total amount of profit before taxes were determined as the sum total of the profit tax conventional expenditure adjusted by the sum total of constant tax liabilities and assets.

In the Profit and Loss Report for the year 2003 the "Net Profit (Loss) of the Period under Report" index has been calculated proceeding from the fact that the profit tax expenditure to be deducted from the sum total of the profit before taxes was formed as the aggregate of the amounts shown in items "Deferred Tax Assets", "Deferred Tax Liabilities" and "Current Profit Tax".

6.8. Profit per Share

The base profit per share shows a part of the profit of the year under report, due to the shareholders holding common shares. It has been calculated as the ratio of the base profit for the year under report to the average weighted number of common shares in circulation during the year under report.

The base profit for the year under report is equal to the net profit (item 190 of the Profit and Loss Report) less the dividend on preferred shares for the year 2003 in the amount proposed by the Board of Directors, however, not approved as of the date of signing the accounts and reports for the year 2003.

When the average weighted number of common shares in circulation during the year under report was calculated, the Company's shares acquired from shareholders were deducted.

	2003	2002
Base profit for the year under report, thousand roubles	765 324	463 628
Average weighted number of common shares in circulation during the year under report, thousand shares	735 917 222	735 917 222
Base profit per share, in roubles	0,001040	0,00063

In 2003 the Company did not issue any extra common shares. Besides, the Company had no securities, the conditions of issue of which would provide for their conversion to an extra number of common shares; neither was there any event related to an increase in the number of common shares. Therefore, the Company does not prepare any analyses of watered profit per share.

7. Affiliated Parties

In the Explanatory Note the Company discloses the most essential information on affiliated parties. The list of affiliated parties of the Company is given in Appendix No. 1 to this Explanatory Note.

Parent Company

The Company is controlled by the joint-stock company OJSC Svyazinvest, which holds 39.89% of the Company's common shares and 50.84% of voting shares. The remaining 60.11% of common shares are floated among a large number of shareholders.

Sale of Products to Affiliated Parties

In the year under report the Company provided services and sold its products to the following affiliated parties:

Affiliated party	Nature of relations	Type of sales	Method for determining operations price	2003	2002
WestBalt Telecom CJSC	Controlled by the Company	Communication services	Normal commercial terms	6 691	921
Vologda Cellular Communication OJSC	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	1 528	262
Kaliningrad Mobile Networks CJSC	Controlled by the Company	Rent of premises	Normal commercial terms	102	17,3
Kolatelecom CJSC	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	2 913	356
Neva Kabel CJSC	Controlled by the Company	communication services, transport services, sales of vouchers to the Health and Disease Prevention Centre	Normal commercial terms	1 447	1 650

Arkhangelsk City Telephone Network LLC	Controlled by the Company	Передача векселей	Normal commercial terms	800	3 000
CJSC St. Petersburg Telecommunication Centre	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	128	-
Novgorod Datacom LLC	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	2 717	282
Polycomp LLC	Controlled by the Company	Communication services, transport services	Normal commercial terms	168	143
Tele-Nord OJSC	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	2 518	838
Medexpress ICJSC	Controlled by the Company	Communication services	Normal commercial terms	5 254	370
Rostelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	238 003	21 753
Lensvyaz OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	34 640	29 788
Volgatelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	12	83
Uralsvyazinform OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	109	25
Tsentrtelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	181	-
Tsentralny Telegraph OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	147	101
South Telecommunication Company OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	57	-
Registrator-Svyaz CJSC	Компания входит в группу взаимосвязанных организаций ОАО «Связьинвест»	Communication services	Normal commercial terms	-	3

TOTAL:	297 415	59 592

Purchases from Affiliated Parties

In the year under report the Company was provided services by the following affiliated parties:

Affiliated party	Nature of relations	Types of purchases	Method for determining operations price	2003	2002
WestBalt Telecom CJSC	Controlled by the Company	Communication services	Normal commercial terms	1	-
Vologda Cellular Communication OJSC	Controlled by the Company	cellular communication services, repairs services, acquisition of materials, acquisition of fixed assets	Normal commercial terms	359	402
Kaliningrad Mobile Networks CJSC	Controlled by the Company	Communication services	Normal commercial terms	30	-
Kolatelecom CJSC	Controlled by the Company	Communication services, rent of premises	Normal commercial terms	4 683	398
Neva Kabel CJSC	Controlled by the Company	acquisition of materials	Normal commercial terms	16 485	18 930
CJSC St. Petersburg Telecommunication Centre	Controlled by the Company	specialists' training services, rent of premises, consulting services	Normal commercial terms	8 954	827
AMT LLC	Controlled by the Company	rent of equipment	Normal commercial terms	178	-
Arkhangelsk City Telephone Network LLC	Controlled by the Company	lease of property	Normal commercial terms	16 000	3 533

Novgorod Datacom LLC	Controlled by the Company	Communication services	Normal commercial terms	4 030	543
Polycomp LLC	Controlled by the Company	Delivery of printed matter	Normal commercial terms	1 108	1 320
Tsentrum LLC	Controlled by the Company	Catering services	Normal commercial terms	95	16
Tele-Nord OJSC	Controlled by the Company	Communication services	Normal commercial terms	1 175	342
Medexpress ICJSC	Controlled by the Company	Insurance services	Normal commercial terms	28 361	22 615
Rostelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	1 837 971	1 480 035
Lensvyaz OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	34 480	25 359
Volgatelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	693	-
Uralsvyazinform OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	27	68
Tsentrtelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	368	162
Tsentralny Telegraph OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	7	-
South Telecommunication Company OJSC	Subsidiary of Svyazinvest OJSC	Communication services	Normal commercial terms	-	82
Giprosvyaz OJSC	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Design	Normal commercial terms	5 906	5 406
Registrator-Svyaz CJSC	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Stock conversion, keeping a register of shareholders	Normal commercial terms	3 009	1 997

Non-Profit Partnership -Centre for Research of Telecommunications Development Problems	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Membership fees		102 207	110 461
RTK-Leasing OJSC *	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Rent of equipment under contracts of lease	Normal commercial terms	865 619	224 796
TOTAL:				**2 931 746**	**1 897 292**

Status of Settlements with Affiliated Parties

As of 31st December 2003, the debt of affiliated parties to the Company and of the Company to affiliated parties was:

Name	Nature of relations	Kind of indebtedness	2003	2002
Accounts receivable				
WestBalt Telecom CJSC	Controlled by the Company	Communication services	1 174	611
Vologda Cellular Communication OJSC	Controlled by the Company	Communication services, rent of premises	675	119
Kaliningrad Mobile Networks CJSC	Controlled by the Company	Rent of premises	50	9
Kolatelecom CJSC	Controlled by the Company	Communication services, rent of premises	388	1 064
Neva Kabel CJSC	Controlled by the Company	communication services, transport services, sales of vouchers to the Health and Disease Prevention Centre	214	132
CJSC St. Petersburg Telecommunication Centre	Controlled by the Company	Communication services, rent of premises	658	-

* В связи с изменением состава собственности, ОАО «РТК-Лизинг» не является аффилированным лицом с 01.12.2003.

Arkhangelsk City Telephone Network LLC	Controlled by the Company	Notes/bills, agency contract, lease of property	11 562	10 466
Bona LLC	Controlled by the Company	Contract of agency	324	324
Novgorod Datacom LLC	Controlled by the Company	Communication services, rent of premises	155	199
Tele-Nord OJSC	Controlled by the Company	Communication services, rent of premises	480	452
Medexpress ICJSC	Controlled by the Company	Communication services, advance	1 022	54
Rostelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	7 372	27
Lensvyaz OJSC	Subsidiary of Svyazinvest OJSC	Communication services	2 459	3
Volgatelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	3	-
Uralsvyazinform OJSC	Subsidiary of Svyazinvest OJSC	Communication services	11	3
Tsentrtelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	6	-
Tsentralny Telegraph OJSC	Subsidiary of Svyazinvest OJSC	Communication services	28	-
South Telecommunication Company OJSC	Subsidiary of Svyazinvest OJSC	Communication services	9	15
TOTAL:	-	-	**26 590**	**13 478**

Accounts payable

Vologda Cellular Communication OJSC	Controlled by the Company	cellular communication services, repairs services, acquisition of materials, acquisition of fixed assets	21	44
Kolatelecom CJSC	Controlled by the Company	Communication services	180	-
Neva Kabel CJSC	Controlled by the Company	Acquisition of materials	7	1 444
CJSC St. Petersburg Telecommunication Centre	Controlled by the Company	Specialists' training services, rent of premises, consulting services	39	3
Arkhangelsk City Telephone Network LLC	Controlled by the Company	Contract of agency	11	-
Novgorod Datacom LLC	Controlled by the Company	Communication services	281	302
Medexpress ICJSC	Controlled by the Company	Insurance services	1 061	717
Rostelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	145 023	115 631

Lensvyaz OJSC	Subsidiary of Svyazinvest OJSC	Communication services	3 749	1
Volgatelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	-	-
Uralsvyazinform OJSC	Subsidiary of Svyazinvest OJSC	Communication services	1	15
Tsentrtelecom OJSC	Subsidiary of Svyazinvest OJSC	Communication services	22	-
Tsentralny Telegraph OJSC	Subsidiary of Svyazinvest OJSC	Communication services	1	-
South Telecommunication Company OJSC	Subsidiary of Svyazinvest OJSC	Communication services	-	2
Registrator-Svyaz CJSC	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Stock conversion, keeping a register of shareholders	152	218
Non-Profit Partnership - Centre for Research of Telecommunications Development Problems	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Membership fees	-	15 007
RTK-Leasing OJSC	The Company is a part of the group of interrelated organizations OJSC Svyazinvest	Rent of equipment under contracts of leasing	1 194 898	269 755
TOTAL:	-	-	**1 345 446**	**403 139**

Loans Granted to the Company by Affiliated Parties

	2003	2002
Indebtedness as of the 1st of January of the year under report	60 154	60 154
Loans received	0	-
Repaid in the year under report	(26 176)	-
Indebtedness as of the 31st of December of the year under	33 978	60 154

report

The loan was received from OJSC Investment Communication Company for the development of communication networks in rural areas, without interest in the amount of 31,024 thousand roubles (as of 31st December 2003). The loan repayment date is 31st December 2004.
The loan was received from OJSC Lensvyaz for funding the current operation, without interest in the amount of 2,954 thousand roubles (as of 31st December 2003). The loan repayment date is 18th May 2005.

Loans Issued by the Company to Affiliated Parties

	2003	2002
Indebtedness as of the 1st of January of the year under report	10 000	10 000
Loans received	-	-
Repaid in the year under report	-	-
Indebtedness as of the 31st of December of the year under report	10 000	10 000

The loan was issued to OJSC AMT without interest, the repayment date is 31st December 2005.

Remuneration to Directors

In 2003 the Company paid to the Members of the Board of Directors and to the Members of the Management Board remuneration (bonuses, benefits and privileges) worth of the aggregate amount of 34,891 thousand roubles (13,218 thousand roubles in 2002). The list of the Members of the Board of Directors and of the Company's Directorate is given in the "General" section of this Explanatory Note.

8. State Aid

During the year 2003 the Company received monetary funds in the amount of 100 thousand roubles from the Municipal Formation Ustyansky District, Arkhangelsk Oblast, for the overhaul of the communication lines Tegro – Ozero, Arkhangelsk Oblast, and the communication lines Kizema – Oktyabrsky, Arkhangelsk Oblast.

9. Segment Reporting

The management considers that the Company operates in one geographic segment. The volume of services provided for industry segments other than provision of fixed (wire) communication is 0.3% of the total volume of proceeds. In this connection no information is provided by types of geographic or industry segments (fixed (wire) communication , mobile communication).

10. Non-Governmental Retirement Insurance

In 1997-2002 the Company made an agreement with the non-governmental pension fund NPF *Telecom-Soyuz*. Under this Agreement the Company is obliged to pay fixed fees in the amount agreed upon by the parties annually.

The total amounts of non-governmental retirement insurance fees paid by the Company in the years 2003 and 2002 amounted to 66,107 thousand roubles and 56,945 thousand roubles respectively (taking into account the affiliated organizations). The fees amount of 68,626 thousand roubles has been established for the year 2004.

11. Terminated Operation

In 2003 the Company did not terminate any areas of operation.

12. Contingent Liabilities

Licenses

The bulk of the Company's income has been gained from transactions effected in compliance with the licenses for the provision of telecommunication services, issued by the Ministry of the Russian Federation for Communication and Informatization. The validity periods of the basic operating licenses and additional licenses expire in the period from 2004 till 2007. The management considers that there are no grounds preventing the available licenses from being prolonged or causing some of them to be suspended or cancelled.

Taxation

At the moment, a number of taxes established at the federal and regional levels are applied in Russia: motor road user tax, single social tax, other taxes, and social insurance and security fees.

The management of OJSC North-West Telecom considers that the tax liabilities are completely disclosed in the enclosed balance sheet. However, there remains a risk that tax authorities will have quite a different attitude in respect of the issues allowing ambiguous interpretation, which may significantly affect the financial standing of the Company.

Insurance

The Company has had insured fixed production assets in a considerable degree, however, not all of them; no compensation is provided for losses in case of operation interruption or in case of liability to a third party for any proprietary or environmental damage inflicted by accidents or other incidents related to Company's property or its activities. Until the Company receives a proper insurance coverage, there is a risk that a loss or destruction of a part of the property may have a serious adverse effect on the activity and financial standing of OJSC North-West Telecom.

Policy in the Field of Industry Regulation

The reform of Russia's telecommunication industry is going on. At the moment it is impossible to estimate the future direction and impact of such reforms on the Company's operation. Potential reforms in the rate policy may also have a significant effect on the activities of the Group. Taking into account the uncertainty existing in respect of the future policy in the field of industry regulation, the Company's management is not capable of evaluating the degree of the influence of possible changes in the industry regulation on the financial standing and on results of the operation of OJSC North-West Telecom.

Guarantees and Securities

The Company acts as a guarantor for third parties with the total guarantee of 848,879 thousand roubles (2,159 thousand roubles in 2002). As a security of liabilities and payments, the Company deposited property worth of 184,374 thousand roubles (489,953 thousand roubles in 2002). The Company's management does not expect that any essential liabilities will arise in connection with the issued guarantees.

Suits

The Company is the plaintiff in a number of court examinations with the Ministry of Defence of RF, Ministry of Labour and Social Development of RF and the Ministry of Finance of RF. The subject of the action is the recovery of damages related to the provision of privileges to certain categories of citizens under the Federal Law "On Veterans" and the Federal Law "On the Social

Protection of the Disabled in RF" in the total amount of about 395,000 thousand roubles. As for the most part only preliminary sessions on the actions have take place, so far it is difficult to forecast the outcome of the trials, for the practice of considering similar suits is rather contradictory in the North-West Region.

In 2003 the Federal Assembly of the Russian Federation initiated an audit of OJSC Svyazinvest, the shareholder holding the controlling block of shares of the Company, by the Audit Chamber. In the framework of the examination, besides OJSC Svyazinvest, the Audit Chamber checked the Company itself, too. As of the date of making up the financial accounts and reports for the year 2003 the audit had not been finished and no official conclusions had been presented by the Audit Chamber as yet. As of the date of the report, it is impossible to evaluate the results of the audit and the possible influence of this conventional fact of Company's operation, even if there is some.

13. Events after the Reporting Date

Dividend

The amount of the year's dividend per share will be approved by the General Meeting of the Shareholders of the Company in June 2004. The Company's Board of Directors took a decision to propose that the General Meeting of the Shareholders approve the dividend for the year 2003 in the amount of 0.083 roubles per common share and 0.36 roubles per preferred share (0.064 roubles and 0.14 roubles respectively in 2002), which will make 133,203 thousand roubles (75,382 thousand roubles in 2002). After approval, the year's dividend to be distributed among shareholders will be shown in the accounts and reports for the year 2004.

Affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi

On 15th April 2004, an Extraordinary General Meeting of the Shareholders of OJSC North-West Telecom will take place to consider the issue of reorganization of OJSC NWT in the form of affiliation of OJSC Lensvyaz and OJSC Svyaz of Komi with OJSC North-West Telecom.

The affiliation will be carried out by converting the shares of the affiliated stock companies into shares of OJSC NWT and transferring all rights and obligations of the affiliated companies to OJSC North-West Telecom. Shareholders of the affiliated companies will become shareholders of OJSC North-West Telecom and the shares of affiliated companies will be retired, while the affiliated companies themselves will cease to operate as independent legal entities.

The conversion ratios are set forth in the draft Agreement of Affiliation of OJSC Lensvyaz and OJSC Svyaz of Komi with OJSC NWT and are as follows:

- 0.0268 common registered nondocumentary shares of OJSC Lensvyaz is converted into ONE common registered nondocumentary share of OJSC NWT;
- 0.0268 preferred registered nondocumentary shares of OJSC Lensvyaz is converted into ONE preferred registered nondocumentary share of OJSC NWT;

- 4.0 common registered nondocumentary shares of OJSC Svyaz of Komi are converted into ONE common registered nondocumentary share of OJSC NWT; and
- 4.0 preferred registered nondocumentary shares of OJSC Svyaz of Komi are converted into ONE preferred registered nondocumentary share of OJSC NWT.

The calculation of the conversion ratios is based on the ratio of the assessed values of the shares of OJSC North-West Telecom, OJSC Lensvyaz and OJSC Svyaz of Komi, as well as in comparison with comparable companies and in the analysis of discounted cash flows, value of net assets and comparable transactions.

Sale of Investment

In January 2004 a meeting of the Board of Directors was held and took a decision to terminate the participation in operators of NMT-450 standard cellular communication, viz.: in CJSC Vologda Cellular Communication, by selling 33,000 common registered shares, in OJSC Kaliningrad Mobile Networks, by selling 26,130 common registered shares and in OJSC Tele-Nord, by selling 5,000 common registered shares.

Manager:	______________	Sergey Ivanovich Kuznetsov
Chief accountant	______________	Maya Mikhaylovna Semchenko